Exhibit 99.1

GREAT PANTHER MINING LIMITED

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

March 30, 2020

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	1

Contents

Contents		2

1.	PRELIMINARY NOTES	4

1.A.	DATE OF INFORMATION	4
1.B.	NOMENCLATURE	4
1.C.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
1.D.	FINANCIAL INFORMATION	5
1.E.	TECHNICAL INFORMATION	6
1.F.	CANADIAN MINERAL PROPERTY STANDARDS AND RESERVE/ RESOURCE ESTIMATES	6
1.G.	CAUTIONARY NOTES TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES	8
1.H.	GLOSSARY OF TERMS AND UNITS OF MEASURE	9

2.	CORPORATE STRUCTURE	13

2.A.	NAME, ADDRESS AND INCORPORATION	13
2.B.	INTERCORPORATE RELATIONSHIPS	13

3.	GENERAL DEVELOPMENT OF THE BUSINESS	14

3.A.	GENERAL	14
3.B.	THREE-YEAR HISTORY	15
3.C.	SIGNIFICANT ACQUISITIONS	19

4.	DESCRIPTION OF THE BUSINESS	20

4.A.	PRINCIPAL MARKETS	20
4.B.	PRODUCT MARKETING, SALES AND DISTRIBUTION	21
4.C.	SEASONALITY	23
4.D.	SPECIALIZED SKILL AND KNOWLEDGE	23
4.E.	COMPETITIVE CONDITIONS	23
4.F.	DOING BUSINESS IN BRAZIL, MEXICO AND PERU	24
4.G.	ENVIRONMENTAL PROTECTION	27
4.H.	EMPLOYEES	28
4.I.	COMMUNITY ENGAGEMENT AND SUSTAINABLE DEVELOPMENT	28

5.	MINING PROPERTIES	29

5.A.	GUANAJUATO MINE COMPLEX	29
5.B.	TOPIA	45
5.C.	TUCANO	53

6.	ADVANCED-STAGE PROJECTS	66

6.A.	CORICANCHA MINE COMPLEX ("CORICANCHA")	66

7.	PRIMARY EXPLORATION PROPERTIES	79

8.	RISK FACTORS	85

9.	DIVIDENDS	107

10.	DESCRIPTION OF CAPITAL STRUCTURE	107

11.	MARKET FOR SECURITIES	108

11.A.	TRADING PRICE AND VOLUME	108

12.	ESCROWED SECURITIES	109

13.	DIRECTORS AND OFFICERS	109

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13.A.	NAMES, OCCUPATIONS AND SECURITY HOLDINGS	109
13.B.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	114
13.C.	CONFLICTS OF INTEREST	116

14.	AUDIT COMMITTEE INFORMATION	116

14.A.	AUDIT COMMITTEE CHARTER	116
14.B.	MEMBERS OF THE AUDIT COMMITTEE	116
14.C.	PRE-APPROVAL POLICY	117
14.D.	EXTERNAL AUDITOR SERVICE FEES	118

15.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	118

16.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	122

17.	TRANSFER AGENTS AND REGISTRARS	122

18.	MATERIAL CONTRACTS	122

19.	INTERESTS OF EXPERTS	122

20.	ADDITIONAL INFORMATION	124

SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE		125

1.	MANDATE	125

2.	COMPOSITION	126

3.	TERM OF OFFICE	127

4.	COMMITTEE CHAIR	127

5.	MEETINGS	128

6.	AUTHORITY	129

7.	SPECIFIC DUTIES	130

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	3

1.	PRELIMINARY NOTES

1.A.	DATE OF INFORMATION

Unless otherwise identified, all information contained in this Annual Information Form (“AIF”) is as at December 31, 2019.

1.B.	NOMENCLATURE

In this AIF, unless the context otherwise dictates, “Great Panther” or the “Company” refers to Great Panther Mining Limited, and its subsidiaries, as detailed in Section 2.B. Intercorporate Relationships.

1.C.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this AIF constitute “forward-looking statements” the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans” and similar words. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this AIF includes forward-looking statements as noted throughout the document. These relate to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this AIF that may constitute forward-looking statements are:

Regarding  the Tucano Gold Mine (“Tucano”):

•	Expectations regarding the results of the geotechnical review of the Urucum Central South pit (“UCS”) and the Company’s plans for continued mining at UCS;
•	Expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2020;
•	Expectations regarding Tucano’s exploration potential;
•	Expectations regarding Tucano’s near-mine and regional exploration programs and ability to discover new resources, and/or convert resources to reserves;
•	Expectations of significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life;
•	Expectations regarding the potential for an underground mine and possible plans to complete a feasibility study;
•	Expectations regarding cost reductions that may be achieved in 2020;

Regarding the Guanauato Mine Complex (“the GMC”):

•	Expectations that the Company will maintain operations while it continues to compile and submit technical information to the Comisión Nacional del Agua (“CONAGUA”), and while the Company awaits CONAGUA’s review of such information;
•	Expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC for 1.5 years from January 1, 2020;
•

Expectations that permits associated with the use and expansion of the tailings storage facility at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC’s operations;

•	Expectations that additional economic resources are identified at the GMC; and
•	Expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC.

Regarding the Topia Mine (“Topia”):

•

Expectations regarding the receipt of a permit for the Topia Phase III tailings storage facility and the Company’s ability to find alternatives to store tailings until Phase III is permitted (or recommencement of tailings deposition at Phase II) and to continue operations at Topia; and

•	Expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente by January 2021, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding the Coricancha Mine Complex (“Coricancha”):

•	The expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the Ministry of Energy and Mines, which may also resolve any related fines or penalties;
•	Expectations regarding the availability of funds to restart production and the ability to restart a commercially viable mine;
•	Expectations regarding the costs to restart Coricancha;
•	Expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the Bulk Sample Program;
•	Expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations;
•	Opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the Preliminary Economic Assessment; and

•	Expectations regarding the reclamation process.

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Regarding general corporate matters:

•	Guidance for production, cash cost, all-in sustaining cost, capital expenditures and other expenditures for 2020 in respect of the individual mines;
•	Expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the at-the-market facility, that it will have sufficient capital resources in the next twelve months to fund capital investments and projects and to repay indebtedness;
•	Expectations that the Company’s operations will not be impacted by government or industry measures to control the spread of Covid-19;
•	Estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;
•	Expectations in respect of permitting and development activities; and
•	Expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect the Company’s estimates or mineral reserves and mineral resources or its future mining plans.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the permit for the Phase III Topia tailings storage facility; the Topia Phase II tailings storage facility can be remediated as planned and the Company’s ability to comply with environmental, health and safety laws; management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company; the Company’s inability to meet its production forecasts or to generate the anticipated cash flows from operations in 2020 could result in the Company’s inability to meet its scheduled debt payments when due; management’s estimates regarding the carrying value of the its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss; the accuracy of the information included or implied in the various published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré); the execution and outcome of current or future exploration activities; the ability to obtain adequate financing for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating cost and expenses, the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; and operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the inherent risk that estimates of mineral reserves and resources may not be accurate and accordingly that mine production will not be as estimated or predicted; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and exposure to liability; planned exploration activities may not result in conversion of existing mineral resources into mineral reserves or discovery of new mineral resources; potential political and social risks involving Great Panther’s operations in a foreign jurisdiction; the potential for unexpected costs and expenses; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; the inability to remediate the UCS pit at Tucano and the Topia tailings storage facility as planned; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; acts of foreign governments; political risk; labour or social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; deterioration of general economic conditions; the Company’s ability to operate as anticipated; and the Company’s ability to appropriately capitalize and finance its operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

Readers are advised to carefully review and consider the risk factors identified in this AIF under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

1.D.	FINANCIAL INFORMATION

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). IFRS differs in some respects from US Generally Accepted Accounting Principles, and thus the Company’s financial statements may not be comparable to financial statements of US companies.

The Company’s financial statements are presented in United States dollars (the reporting and functional currency of the Canadian parent company). Financial, share price and operating information presented in this AIF is presented in US dollars unless otherwise noted.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	5

1.E.	TECHNICAL INFORMATION

The technical information in this AIF relating to the Company’s mineral projects has been reviewed and approved by Robert Brown, P. Eng., a “Qualified Person” under National Instrument 43-101, Neil Hepworth, M.Sc., C. Eng. (the Company’s Chief Operating Officer (“COO”)) and Fernando Cornejo, M. Eng., P. Eng. (the Company’s Vice President of Operations, Brazil ).

1.F.	CANADIAN MINERAL PROPERTY STANDARDS AND RESERVE/ RESOURCE ESTIMATES

As a Canadian issuer, the Company is required to comply with reporting standards in Canada that require that it makes disclosure regarding our mineral properties, including any estimates of Mineral Reserves and Mineral Resources, in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101.

This AIF uses certain technical terms presented below defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (the “CIM Definition Standards”) adopted by the CIM on May 10, 2014 (“CIM 2014”), as required by NI 43-101. The following definitions are reproduced from CIM 2014:

Feasibility Study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
Indicated Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

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Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
Measured Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Mineral Reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.
Mineral Resource	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
Modifying Factors	Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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Pre-Feasibility Study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.
Probable Mineral Reserve	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.

This AIF also uses the term “Preliminary Economic Assessment”, which is defined in NI 43-101 to mean a study that includes an economic analysis of the potential viability of Mineral Resources, but that does not meet the definition of either a Pre-Feasibility Study or a Feasibility Study, as such terms are defined above.

1.G.	CAUTIONARY NOTES TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act. These amendments were effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be “substantially similar” to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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United States investors are also cautioned that while the SEC will now recognize Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as Reserves. Accordingly, investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources reported by the Company are or will be economically or legally mineable.

United States investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

1.H.	GLOSSARY OF TERMS AND UNITS OF MEASURE

The following glossary, which is not exhaustive, should be used only as an adjunct to a thorough reading of the entire document of which it forms a part.

AAS	Atomic absorption spectroscopy.

Adit	A horizontal or close-to-horizontal tunnel, man-made for mining purposes.

AISC	All in sustaining cost, a widely reported non-GAAP measure in the mining industry.

Ag	Silver

Ag eq oz	Silver equivalent ounces, reflecting the equivalent values of silver and all other products produced by the Company, relative to the prevailing silver price.

Andesite	A fine-grained brown, green or greyish intermediate volcanic rock.

Au	Gold

Breccia	A course-grained rock, composed of angular, broken rock fragments held together by a mineral cement or a fine-grained matrix.

cash cost	Cash cost per payable silver ounce, a widely reported non-GAAP measure in the silver industry.

Cfm	Cubic feet per minute.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum.

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CIM 2014	Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM on May 10, 2014.

COG	Cut-off grade.

CONAGUA	Comisión Nacional del Agua, or National Water Commission, in Mexico responsible for managing and preserving national waters and their inherent good in order to achieve sustainable use.

Cu	Copper.

cut and fill	A mining method which removes mineralized material in horizontal slices and the remaining void is filled with waste rock before proceeding to mine the next slice of mineralized material.

EIA	Environmental Impact Assessment.

eq.	Equivalent values or quantities of products, expressed relative to the prevailing silver or gold and co-product prices.

Epithermal	Hydrothermal deposits formed at low temperature and pressure.

Felsic	An igneous rock having abundant light-coloured materials.

g/t	Grams per metric tonne.

Gpm	Gallons per minute.

hectare, or ha	A metric unit of land measure equal to 10,000 square metres or 2.471 acres.

hydrothermal	Relating to hot fluids circulating in the earth's crust.

IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee, collectively.

JORC	Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Kriging	Kriging predicts the value of a function at a given point by computing a weighted average of the known values of the function in the neighborhood of the point.

LHD	Load-haul-dump loader.

LOM	Life of Mine.

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Masl	Metres above sea level.

mineral claim	The portion of mining ground held under law by a claimant.

mineralization	Implication that the rocks contain metallic minerals and that these could be related to ore.

M&I	Measured and Indicated.

NSR	Net smelter return.

OEFA	The Environmental Evaluation and Oversight Agency, in Peru.

Ore	That part of a mineral deposit which could be economically and legally extracted.

Oz	Troy ounces.

Pb	Lead.

PROFEPA	Procuraduría Federal de Protección al Ambiente, or Federal Agency of Environmental Protection, creates and enforces the Federal environmental laws of Mexico, with the aim of sustainable development. It has no relationship with the SEMARNAT, and maintains its own technical and operational autonomy.

Psi	Pounds per square inch.

QA/QC	Quality Assurance/Quality Control.

Quartz	A common rock forming mineral consisting of silicon and oxygen.

BRL	Brazilian Real.

Resuing	A method of stoping wherein mineralized material is extracted separately from the waste rock on one side of the vein. This method is employed on narrow veins, and yields cleaner mineralized material than when waste and mineralized material are broken together.

Rhyolite	A fine-grained volcanic (extrusive) rock of granitic composition.

SEC	United States Securities and Exchange Commission.

SEDAR	System for Electronic Document Analysis and Retrieval, a mandatory document filing and retrieval system for Canadian public companies.

SEMARNAT	Secretaría de Medio Ambiente y Recursos Naturales, or Ministry of Environment and Natural Resources, the Mexican federal agency responsible for environmental protection, including permitting of surface work and some mining programs.

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stockwork	A metalliferous deposit characterized by the impregnation of the mass of rock with many small veins or nests irregularly grouped.

Stoping	The extraction of mineralized material or other minerals by creating underground openings through the application of drill and blast techniques.

TSF	Tailings storage facility.

Tonne	A metric tonne, equal to 1,000 kilograms and approximately 2,205 lbs.

Tpd	Metric tonnes per day.

t/m³	Metric tonnes per cubic metre.

US GAAP	United States generally accepted accounting principles.

Vein	A zone or belt of mineralized rock lying within boundaries clearly distinguished from neighbouring rock. A mineralized zone has, more or less, a regular development in length, width and depth to give it a tabular form and is commonly inclined at a considerable angle to the horizontal. The term "lode" is commonly used synonymously for vein.

Zn	Zinc.

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2.	CORPORATE STRUCTURE

2.A.	NAME, ADDRESS AND INCORPORATION

Great Panther Mining Limited was originally incorporated under the Company Act (British Columbia) in 1965 under the name Lodestar Mines Ltd. On June 18, 1980, the Company’s common shares were listed on the TSX Venture Exchange. On November 14, 2006, the Company’s common shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol GPR. On February 8, 2011, the Company’s common shares were listed on the NYSE American under the trading symbol GPL, while the Company retained its listing on the TSX in Canada.

Great Panther’s principal and registered offices are located at 1330 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Canada. The Company’s telephone number is 604-608-1766, its facsimile number is 604-608-1768, and the Company’s website can be found at www.greatpanther.com.

2.B.	INTERCORPORATE RELATIONSHIPS

The following companies are the subsidiaries of the Company as of March 30, 2020, each of which is 100% beneficially owned, directly or indirectly, by the Company, with the exception of Marina Norte Empreendimentos de Mineração S.A., which is 70% owned and does not have any material assets.

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3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.A.	GENERAL

Great Panther Mining Limited is an intermediate precious metals mining and exploration company listed on the TSX trading under the symbol GPR, and on the NYSE American trading under the symbol GPL.

The Company has three wholly-owned mining operations, including the Tucano Gold Mine (“Tucano”) in Brazil acquired in March 2019. In Mexico, Great Panther operates the Topia Mine (“Topia”) and the Guanajuato Mine Complex (“the GMC”). The GMC comprises the Guanajuato Mine (“Guanajuato”), the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The Company also owns several exploration properties which are discussed below.

Tucano is an open pit gold mine approximately 200 kilometres from Macapá, the state capital of Amapá in Brazil. It produces gold doré and is expected to produce 120,000 to 130,000   ounces of gold in calendar 2020 with ore processed through a primary crusher, SAG mill, ball mill and CIL infrastructure, capable of treating both oxide and sulphide ore. Current combined Proven and Probable Mineral Reserves at Tucano are approximately 646,000 ounces of gold, as detailed below in Section 5.C.2 under “2019 Tucano Technical Report – Mineral Reserve Estimate as of September 30, 2019”. Tucano sits in an underexplored greenstone belt and there is potential to increase reserve quantity and quality both at surface and underground.

The GMC  produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. Topia is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces metallic concentrates containing silver, gold, lead and zinc at its own processing facility.

Topia and the GMC are underground mines and the production process consists of conventional mining incorporating cut and fill, and resue methods. Extracted mineralized material is trucked to on-site conventional processing plants which consist of zinc and lead-silver flotation circuits at Topia, and a pyrite-silver-gold flotation circuit at the GMC.

On June 30, 2017, the Company acquired a 100% interest in the Coricancha Mine Complex (“Coricancha”). Coricancha is a gold-silver-copper-lead-zinc underground mine, located in the Peruvian province of Huarochirí, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. In May 2018, the Company completed a Preliminary Economic Assessment (“PEA”) to evaluate the restart of Coricancha, and completed a bulk sample program in 2019 to further test assumptions in the PEA (the “Bulk Sample Program” or “BSP”) and continues to evaluate the conditions for a restart of Coricancha. The Company does not currently plan to complete a feasibility study in connection with any production decision due to (i) the existing processing plant facility, (ii) the ability to continue on to development and production based on low initial capital costs, and (iii) the Company’s knowledge of the mine and mineral resource base.

The Company’s exploration properties include multiple near mine infill and step out targets around the existing mining corridors at Tucano, the GMC and Topia and regional targets across the greater than 2,000 square kilometre land package in which Tucano is located. Additional exploration properties include: El Horcón, Santa Rosa and Plomo in Mexico; and Argosy in Canada, all of which are wholly owned. El Horcón is located 100 kilometres by road northwest of Guanajuato city, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato city, and the Plomo property is located in the state of Sonora, Mexico. The Argosy property is in the Red Lake Mining District in northwestern Ontario, Canada. The Company has not undertaken any significant exploration programs on El Horcón, Santa Rosa, Plomo and Argosy in the last three years, and none of these properties is considered material.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	14

The GMC, Topia, El Horcón and Santa Rosa are held by Minera Mexicana El Rosario SA de CV (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango SA de CV., and Minera de Villa Seca SA de CV., which are responsible for the day-to-day affairs and operations of Topia and the GMC, respectively, through service agreements with MMR.

Argosy is held by Cangold Limited, and Plomo is held by Coboro Minerales de Mexico SA de CV. Each company is a wholly owned subsidiary.

3.B.	THREE-YEAR HISTORY

3.B.1	Year ended December 31, 2019 and Subsequent to the 2019 Year-end

Overall metal production for 2019 was 147,000 gold equivalent ounces, representing an increase of 182% over the prior year. The increase was due primarily to the acquisition of Tucano.

On March 5, 2019, Great Panther completed the acquisition of Tucano by acquiring 100% of the issued and outstanding shares of Beadell Resources Limited (“Beadell”). Refer to the Significant Acquisitions section below and Form 51102F4 filed on SEDAR by the Company on May 17, 2019 for more information.

On April 3, 2019, all holders of Beadell’s senior secured convertible debentures maturing on June 30, 2023 (the “Convertible Debentures”) accepted the Company’s repurchase offer made under the terms of the indenture governing the Convertible Debentures upon a change of control. The repurchase was completed for an aggregate price of $10.5 million, plus accrued interest.

On May 7, 2019, the Company announced the appointment of Mr. Kevin Ross to its Board of Directors. Mr. Ross is a mining engineer with over 40 years of experience leading mining operations in Africa, Europe, North America and Latin America.

On July 9, 2019, the Company entered into an At-the-Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co. and Eight Capital. Under the ATM Agreement, the Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of US$25 million.  No shares have been sold under the ATM Agreement to the date of this AIF.

On August 8, 2019, the Company announced that it closed a bought deal financing for aggregate gross proceeds of US$17,250,000, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of US$0.75 per Share.

On October 6, 2019, the west wall of the Urucum Central South pit (“UCS”) at Tucano underwent slope displacement. Since then, the pit has been closed to mining and the Company has deployed significant effort and resources toward a remediation plan with the assistance of the independent consulting firm Knight Piésold & Co. (“Knight Piésold”).

Pending completion of the remediation plan, UCS continues to be included in the Company’s Mineral Resource and Mineral Reserve Estimate, with a Mineral Reserve Estimate (Proven and Probable) of approximately 88,000 ounces of gold. Current estimates for UCS include conservative adjustments to pit wall configurations based on preliminary geotechnical findings.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	15

Initial remedial unloading work at UCS was started in the first quarter of 2020 to remove free diggable material at the top of the slope. Continued remedial unloading work involving drilling and blasting is expected to start in third quarter following protocols from Knight Piésold, and subject to favourable results from geotechnical data gathering now underway, including information from five geotechnical core holes to be drilled commencing in April 2020. If the remediation plan is determined not to be feasible, then the current UCS reserves may not be mined.

On October 30, 2019, the Company announced that Mr. James Bannantine, President & CEO, departed the Company following a determination by the Company's Board of Directors (the “Board”) to effect a leadership change. Following this,  Board Chair, Jeffrey Mason, assumed the additional role of Interim President & CEO until a permanent successor is in place.

On October 31, 2019, the Company announced the appointment of Neil Hepworth, Chartered Engineer, UK, as COO.

On November 8, 2019, the Company reported that a fatal accident involving a contractor's employee occurred due to an isolated rock fall at San Ignacio.

On November 18, 2019, the Company reported a second fatal accident, this time at the Coricancha processing plant.

On December 30, 2019 the Company’s wholly owned subsidiary, MMR, entered into a US$10 million concentrate prepayment agreement with the IXM Group, a physical metals trader headquartered in Geneva, Switzerland.

On February 4, 2020, the Company completed a $11.25 million gold doré prepayment agreement (the "Advance") with Samsung C&T U.K. Ltd. ("Samsung"), a wholly owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group, in consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million per month commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary that owns Tucano. Great Panther has a full option for early re-payment of the Advance, subject to a 3% penalty applied to the outstanding balance. The agreement also provides Samsung a right of offer for concentrates produced from Coricancha in certain circumstances.

On February 6, 2020, Great Panther announced plans for a $6.6 million (55,000 metre) 2020 drill program for Tucano for completion in 2020 and comprising both "near-mine" and "regional" targets.

On March 9, 2020 the Company announced its inaugural Mineral Resource and Mineral Reserve Estimate (the “MRMR”) for Tucano. The MRMR has an effective date of September 30, 2019 and uses a more rigorous approach to mineral resource and reserve estimation compared with the June 30, 2017 estimate of the previous operator. The MRMR reflects operating experience since acquiring the mine in 2019 and a better understanding of the mine’s geology, and is therefore expected to improve mine forecasting reliability. Internationally recognized mining consultants Roscoe Postle & Associates (“RPA”) acted as independent technical qualified persons for the MRMR. The announcement also included an updated Mineral Resource Estimate for the GMC and an update on the status of the Topia TSF. Further discussion of these can also be found in subsections 5.A.10 and 5.B.9, respectively.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	16

At Tucano as of the effective date of the MRMR, after adjustments for mining depletion since June 30, 2017, Mineral Reserves are estimated to be approximately 646,000 gold ounces, a decline of approximately 489,000 gold ounces relative to the June 30, 2017 estimate. Measured and Indicated Mineral Resources (excluding Mineral Reserves) declined by approximately 500,000 gold ounces. Based on a preliminary analysis of the updated Mineral Reserve estimate (without consideration of resource conversion or underground mining), the Company estimates that its current open pit Mineral Reserves will continue to be mined to the fourth quarter of 2021. Refer to the Company’s press release dated March 9, 2020 and subsection 5.C.2 for more details of the update.

In connection with the announcement of the MRMR, and the Company announced a further refinement of the near mine program and other opportunities to increase the mine life including possible further evaluation and the enhancement of an existing Prefeasibility Study supporting the development of an underground mining operation below the Urucum North pit, which comprises the 288,000 ounces of underground Mineral Reserves. A decision on whether to proceed with a Feasibility Study for an underground mine is anticipated in the fourth quarter of 2020, following an underground targeted drill program.

3.B.2	Year ended December 31, 2018

Overall metal production for 2018 was 4,170,966 Ag eq oz, representing an increase of 5% over the prior year. The increase in production was primarily due to the current year revision in the Ag eq oz conversion ratios due to higher gold to silver price ratio, and higher silver and lead recoveries at Topia. These factors were partly offset by lower silver and gold grades at both the GMC and Topia, and lower gold recovery at Topia.

The Company undertakes ongoing exploration of the GMC with the objective of replacing mined resources and expanding the Mineral Resource base. On January 25, 2019, the Company provided an update to the Mineral Resource at the GMC which reported an increase in Measured and Indicated Mineral Resources of 91%. During 2018, exploration at San Ignacio consisted of both surface and underground drilling which totaled 7,085 metres.

Late in the third quarter of 2018, in order to lower costs and mitigate the impact of lower metal prices, the Company undertook a restructuring at the GMC to reduce mining from Guanajuato and to increase output from San Ignacio. In addition, the Company undertook other cost reduction measures and started to see the impact of these measures in the fourth quarter of 2018. Further restructuring measures were taken at the start of 2019 which included an optimization strategy under which the entire production for the GMC will be sourced from the lower cost San Ignacio operation, enabling a focused exploration program for Guanajuato aimed at growing higher margin resources.

On January 29, 2019, the Company reported an update to the Mineral Resource at Topia which increased the Measured and Indicated Mineral Resources by 28% to 14,770,000 Ag eq oz compared to the previous estimate reported in 2014.

In December 2017, the Company announced that SEMARNAT, the Mexican environmental authority, had granted all permits for the construction and operation of Phase II of the Topia TSF. Phase II is not a conventional tailings dam, but instead a dry stack operation using filter cake. The deposition includes stacking and compaction of the material. While detailed design and engineering of the under drainage of the lower bench of Phase II is underway, the Company is utilizing the upper bench of Phase II for the deposition of dry stack tailings and expects to continue to do so throughout 2019.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	17

Phase I of the Topia TSF was closed and contoured during 2018. Based upon recommendations from an independent consulting firm, three additional instrumentation stations in the footprint of the Topia TSF will be put in place in 2019 for the purposes of continuous monitoring. An independent consulting firm will continue to perform an annual review of Phase I, as well as conduct geotechnical reviews and provide design considerations for Phase II.

On May 31, 2018, the Company reported the results of a positive PEA for Coricancha and filed a full PEA technical report on SEDAR on July 13, 2018. Following this, the Company initiated a 6,000 tonne trial stope and bulk sample program to further de-risk the project. The objective of the Bulk Sample Program is to confirm expectations regarding throughput, grades, and recoveries.

On September 23, 2018, the Company announced that it had entered into a scheme implementation deed (the "Implementation Deed") with Beadell, to acquire all of the issued ordinary shares of Beadell by means of the Scheme under the Australian Corporations Act 2001. (see "Significant Acquisitions" below).

On February 22, 2018, Great Panther regretfully announced the passing away of Mr. Kenneth W. Major, who served as Director of the Company since March 2011, including distinguished service as Chair of the Safety, Health and Environment Committee (“SHEC”), in addition to service on other committees of the board of directors. In Ken’s honour, the Company has established the Kenneth W. Major Safety Award to recognize Great Panther employees annually who exemplify Ken’s value of safety in the workplace.

On May 7, 2018, the Company announced that Mr. Ali Soltani would be stepping down from his role as Chief Operating Officer of the Company effective May 31, 2018. Mr. Soltani continued to provide services to the Company on a part-time basis as Senior Technical Advisor for several months thereafter.

3.B.3	Year ended December 31, 2017

Overall metal production for 2017 was 3,978,731 Ag eq oz, a 2% increase over the prior year despite a slight decrease in tonnes milled. This was due to an increase in production from the higher grade Topia operation, which benefited from higher throughput and increase in ore grades.

The Company introduced and implemented additional safety measures during 2017, including the SafeStart program, with the objective of further educating workers and their families about the importance of operating a safe work environment.

The Company completed 22,207 metres of exploration drilling at the GMC during 2017, a significant increase over 15,685 metres in 2016. On January 25, 2018, the Company provided an update to the Mineral Resource at the GMC which reported an increase in Measured and Indicated Mineral Resources of 91%. During 2017, exploration at San Ignacio consisted of both surface and underground drilling which totaled 17,885 metres. This drilling resulted in the extension and continued delineation of the Melladito and Nombre de Dios zones at San Ignacio, and a significant increase in Measured and Indicated Mineral Resources. Underground drilling at Guanajuato totaled 4,322 metres, and was focused on the Cata, Los Pozos, Guanajuatito, San Cayetano, Santa Margarita and Valenciana mining areas.

The Company completed 2,485 metres of surface exploration drilling at Topia during 2017, while no such drilling was completed in 2016.

In June 2017, the Company successfully completed the commissioning phase of the refurbished processing plant at Topia and the plant was operating at planned capacity. Milling operations had been suspended from early December 2016 until early April 2017 to facilitate the construction of a tailings filtration plant, and completion of plant upgrades. In December 2017, SEMARNAT granted the Company all permits for the construction and operation of the new Phase II TSF at Topia. The Company was utilizing the existing Phase I TSF during the construction of Phase II.

On June 30, 2017, the Company completed the acquisition of Coricancha from subsidiaries of Nyrstar NV (see "Significant Acquisitions" below).

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	18

On August 14, 2017, the Company announced the results of the exploration drilling program conducted at Coricancha which focussed on three main veins – Wellington, Constancia and Colquipallana, in addition to a new exploration target, the Animas vein.

On August 16, 2017, James Bannantine was appointed President and Chief Executive Officer and Director of the Company, succeeding Robert Archer. Mr. Archer remains on the board of directors.

On December 20, 2017, the Company completed an updated Mineral Resource Estimate for Coricancha. The Measured and Indicated tonnes and grades in the updated Mineral Resource Estimate compared well with those from the historical resource estimate of 2012.

The Company compiled supplemental information requested by CONAGUA during its inspections conducted during 2016 and submitted it in December 2017.

3.C.	SIGNIFICANT ACQUISITIONS

On September 23, 2018, the Company announced that it had entered into an Implementation Deed with Beadell to acquire all of the issued ordinary shares of Beadell by means the Scheme under the Australian Corporations Act 2001.

On February 11, 2019, the Scheme was approved by the Company’s shareholders (96% in favour) and on February 12, 2019, the Scheme was also approved by 97% of the number of votes cast, and 75% of the number of Beadell shareholders present and voting, at the meeting of Beadell shareholders. On March 5, 2019, the acquisition of Beadell (the “Acquisition”) was completed.

Pursuant to the Implementation Deed and Scheme:

•	Beadell shareholders received 0.0619 of the Company’s common shares for each Beadell share held (the “Exchange Ratio”). Upon completion of the Scheme, Beadell shareholders received approximately 103.6 million of the Company’s common shares equal to approximately 38% of the Company’s pro-forma outstanding common shares.

•	Under concurrent arrangements, each Beadell warrant holder received a number of Company share purchase warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original warrant. The Company issued the following pursuant to these arrangements on completion of the Scheme: (a) warrants to purchase 3,428,032 Great Panther Shares with an exercise price of $1.317 and an expiry date of May 17, 2022; and (b) warrants to purchase 6,321,695 Great Panther Shares with an exercise price of $1.317 and an expiry date of June 27, 2022.

Some of the key closing conditions that were completed or satisfied included:

•	The modification to MACA Limited’s (“MACA”) outstanding $54.7 million (Australian dollar) loan due from Beadell on terms satisfactory to Great Panther. An agreement to modify the terms was reached between Great Panther, Beadell and MACA on November 19, 2018 (the “MACA Agreement”). Under the MACA Agreement, MACA agreed to consent to the change of control, keep the loan in place with a term to June 2022, and other amendments with effect from the date of completion of the Scheme. An aggregate of A$16.5 million is required to be paid to MACA during 2019, and an aggregate of A$18.0 million is required to be paid to MACA during 2020. The Company agreed to convert up to A$15.0 million of the outstanding balance into common shares at a price equal to 95% of the 20 trading day volume weighted average price of the Company’s shares on the NYSE American with MACA limited to converting A$5.0 million in any quarter. Beadell remains liable for the full principal amount of the loan, however the Company guaranteed the first A$6.0 million in payments following the Acquisiton, which payments have been completed.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	19

•

Under the terms of the indenture agreement governing Beadell’s outstanding $10.0 million convertible debentures, the Company was required to make an offer to purchase all convertible debentures at a price equal to 105% of the principal amount, plus accrued and unpaid interest, upon the change of control. All of the holders of the convertible debentures accepted the Company’s repurchase offer.”.

•	Consent to the change of control on behalf of Beadell's senior secured lenders in Brazil (Santander and ITAU) was obtained and the loan was fully repaid in the second quarter of 2019.

4.	DESCRIPTION OF THE BUSINESS

4.A.	PRINCIPAL MARKETS

In 2019, Great Panther produced gold doré as a result of the acquisition of Tucano in Brazil. The gold doré is refined and sold directly to refiners or metal traders. The Company also continued to produce metallic concentrates containing silver, gold, lead and zinc at its Mexican operations. These concentrates are then sold to metal traders or directly to smelters and refiners that extract the metals from the concentrates (see “Product Marketing, Sales and Distribution”). In 2019, gold accounted for 85% of the Company’s revenues, and silver accounted for 11%. The remaining 4% of the Company’s revenues are from the production of lead and zinc at Topia.

Gold and silver are precious metals traded as commodities primarily on the London Bullion Market Association (the “LBMA”) and Comex in New York (the “CME”). The LBMA is an international trade association, representing the London market for gold and silver bullion which has a global client base. This includes the majority of the gold-holding central banks, private sector investors, mining companies, producers, refiners and fabricators. The on-going work of the LBMA covers a number of areas, among them refining standards, trading documentation and the development of good trading practices. The maintenance of the “Good Delivery List”, including the accreditation of new refiners and the regular retesting of listed refiners, is the most important core activity of the LBMA.

The LBMA gold price auction takes place twice daily by ICE Benchmark Administration at 10:30 and 15:00 London time with the price set in US dollars per ounce. The price is displayed on the LBMA'S website with a 30-minute delay. The LBMA silver price auction is operated by CME and administered by Thomson Reuters. The price is set daily in US dollars per ounce at 12:00 noon London time and is displayed on the LBMA's website with a 15-minute delay. Reference prices for both gold and silver are also available in British Pounds and in Euros.

The gold and silver business is cyclical as smelting and refining charges rise and fall depending upon the demand for, and supply of, gold bullion and silver-gold concentrates in the market. In addition, the market prices of gold and silver have historically fluctuated widely, and are affected by numerous global factors beyond the control of the Company and the mining industry in general. A decline in such market prices may have an adverse effect on revenues from the sale of gold and silver.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	20

Gold demand comprises four primary categories: jewelry, investment, central banks and other financial institutions, and technology. Jewelry has always been a dominant source of demand for gold and accounts for approximately half of world gold demand. Investment in gold by institutional and private investors accounts for around one third of global demand and is made up of direct ownership of bars and coins, or indirect ownership via Exchange-Traded Funds and similar products. Gold is also one of the few assets that is universally permitted by the investment guidelines of the world’s central banks due, in part, to the gold market being deep and liquid. Around 9% of the world demand for gold is for technical applications. The electronics industry accounts for the majority of this, where gold’s conductivity and resistance to corrosion make it the material of choice for manufacturers of high-specification components. In addition, the metal’s excellent biocompatibility means that it continues to be used in dentistry. Beyond electronics and dentistry, gold is used across a variety of high-technology industries, in complex and difficult environments, including the space industry and in fuel cells. Gold’s catalytic properties are also beginning to create demand both within the automotive sector, as the metal has now been proven to be a commercially viable alternative to other materials in catalytic converters, and within the chemical industry.

In 2018, total physical silver demand accounted for 1,033.5 million ounces per the Silver Institute, World Silver Survey 2019, and comprised the following end markets categories: industrial use (56.0%), coins and bars (17.5%), and silver jewelry (20.6%) and silverware (5.9%). Approximately 42.9% of the industrial use is for electrical and electronic components and 13.9% is accounted for by use in the manufacturing of photovoltaics (solar cells). Silver has many key, and in some cases unique, properties such as durability, malleability, ductility, reflectivity, electrical conductivity, and antibacterial properties, which makes it valuable in numerous industrial applications. The applications include: circuit boards, electrical wiring, superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances and automobiles. The unique properties of silver also make it difficult to substitute the element in its industrial applications.

4.B.	PRODUCT MARKETING, SALES AND DISTRIBUTION

The principal customers for the Company’s gold and metallic concentrates are international traders, smelters and refineries in Europe, Mexico, and Asia. For the year ended December 31, 2019, five customers accounted for all of the Company’s revenues.

There is a global market for refined gold and metallic concentrates and the Company continues to identify and evaluate new buyers for its refined gold and metallic concentrates through an active marketing process. Great Panther’s head office in Vancouver provides sales and marketing services to its mining operations in respect of the sale of refined gold and metallic concentrates produced by its operations. The Company’s gold is typically sold once it has been refined to LBMA Good Delivery form. There is an active and liquid global market for the Company’s refined gold, with price quotations that can be referenced on a real-time basis, and the Company’s refined gold is sold on a spot or forward basis. During 2019, the Company entered into a contract with an international trader for exclusive sale of the gold produced by Tucano until December 31, 2019. For the metallic concentrates, the sales and marketing generally involves an annual competitive tendering process and marketing and relationship development throughout the year. The tendering process culminates in the Company’s Mexican subsidiary entering into contracts with metal traders or smelting and refining companies for generally a one-year term. The tendering process enables the Company to review and renegotiate the terms of its contracts annually to ensure that it receives the most competitive pricing and terms possible. In 2019, the Company entered into a two-year agreement with an international trader for 100% of concentrate production from the GMC.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	21

For the Company’s sale of metallic concentrates, the smelters and international traders pay the Company for an agreed upon percentage of the contained gold and other metals contained in the Company’s concentrates, net of refining, smelting, and other applicable charges. Revenues reported by the Company are net of these charges. The pricing for the contained metals in the concentrate is typically the average of all the daily quoted market prices within a specific month or other agreed period of time.

For the Company’s sale of refined gold, the delivery of gold doré is made via land and air to a refinery, and is then refined to LBMA Good Delivery form. Typically, the refinery then allocates the refined gold to the end customer that the Company has sold the refined gold to. The price for the refined gold is based on the prevailing market price of gold at the time of trading, and no adjustments to revenue are made subsequent to the initial recognition. For the Company’s metallic concentrates, the delivery is typically made by truck to customers' warehouses. As concentrates can vary in terms of grade and quality from shipment to shipment, the sales are subject to a final settlement process to adjust for any variances. After the physical transfer of the metal concentrate, the Company has the right to request advance payments based on the provisional value of shipments calculated at spot prices for the contained metals. Such advances are typically 90% to 95% of the provisional value, and are typically payable within 15 days from the date of the provisional invoice, depending on the specific contract. A final payment or adjustment is made on the date of final settlement, once all information regarding concentrate content is known, typically within 5 business days after the final weights, assays and prices are known and invoiced.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	22

Revenue Figures

	Year ended December 31, 2019				Year ended December 31, 2018
(in thousands)	Tucano	GMC	Topia	Total	GMC	Topia	Total
Gold revenue	$ 153,504	$ 15,554	$ 1,354	$170,412	$ 24,020	$ 985	$ 25,005
Silver revenue	93	9,162	14,090	23,345	17,271	10,944	28,215
Lead revenue	-	-	3,580	3,581	-	3,904	3,904
Zinc revenue	-	-	4,938	4,938	-	4,497	4,497
Ore processing revenue	-	-	102	102	-	-	-
Smelting and refining charges	(200)	(1,173)	(2,351)	(3,724)	(1,656)	(531)	(2,187)
Total revenue	$153,397	$23,543	$21,713	$198,653	$ 39,635	$ 19,799	$ 59,434

4.C.	SEASONALITY

The Company’s Tucano operation is subject to seasonal fluctuations as a result of weather conditions. Specifically, Tucano’s production is typically stronger in the second half of a calendar year (normally August until January) as the dry season enables higher rates of mining productivity and the mine plan is characterized by lower strip ratios and access to higher grades in the open pits. Accordingly, Tucano typically has more favourable operating results in the second half of the year. The climate in Mexico allows exploration, mining and milling operations to be carried out year-round. Therefore, revenue and cost of sales generally do not exhibit variations due to seasonality. The exceptions are periods of excessive drought which may limit or defer processing of mineralized material and/or concentrate. The dry season in Mexico generally extends from October through April. The Company has not experienced a suspension of mining and processing activities due to drought in any of the last three fiscal years.

The climate in Peru at the location of Coricancha, which is currently on care and maintenance, also allows mining activities to be carried out year-round. There is a rainy season from January to March that has in the past caused flooding and disruptions to operations in the area where Coricancha is located.

4.D.	SPECIALIZED SKILL AND KNOWLEDGE

The Company’s business requires specialized skills and knowledge in the areas of geology, mining, metallurgy, social and environmental studies, permitting, claim management and finance. The Company has a number of employees with extensive experience in mining, engineering, finance, geology, exploration and development, including but not limited to, Jeffrey Mason, Interim President & Chief Executive Officer and non-independent director; Jim Zadra, Chief Financial Officer & Corporate Secretary; Neil Hepworth, Chief Operating Officer; Fernando Cornejo, Vice President of Operations, Brazil; and Brian Peer, Vice President, Operations Mexico & Peru.

4.E.	COMPETITIVE CONDITIONS

The Company’s business is to mine and process mineralized material and sell gold doré and precious and base metals concentrates. Prices for its products are determined by world markets over which it has no influence or control. The Company also competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	23

4.F.	DOING BUSINESS IN BRAZIL, MEXICO AND PERU

4.F.1	Mining in Brazil

The National Mining Agency (“ANM”) is the federal agency entitled to regulate mining activities in Brazil. ANM was created in 2017, through Law No. 13.575/2017, replacing the National Department of Mines.

In addition to the Federal Constitution, mining activities are mainly regulated by Decree-Law No. 227/1967 (the Brazilian Mining Code), and its Regulations (Decree No. 9,406/2018). Nonetheless, mining activities are also subject to state and municipal laws, particularly on taxes and environment.

Exploration activities are authorised by Exploration Licences granted by the ANM. In general, such licences are valid for a three-year period. Licences are usually renewable upon request for an additional three years, at ANM’s discretion. Exploitation activities are authorised by Mining Concessions, granted by the Ministry of Mines and Energy. Mining Concessions have no expiration date, being valid until the depletion of mineral deposit.

Mining activities are subject to a statutory royalty, CFEM, on the revenue arising from the sale of mineral product. Federal Law No. 13,540/2017 increased the CFEM rate for gold from 1.0% to 1.5% on the gross revenue.

4.F.2	Mining in Mexico

The mining industry in Mexico is controlled by the Secretaría de Economía – Dirección General de Minas which is located in, and administered from, Mexico City. Mining concessions in Mexico may only be obtained by Mexican nationals or Mexican companies incorporated under Mexican laws. The construction of processing plants requires further governmental approval.

In Mexico, surface land rights are distinct from the mining concessions.

The holder of a mining concession is granted the exclusive right to explore and develop a designated area. Mining concessions are granted for 50 years from the date of their registration with the Public Registry of Mining to the concession holder as a matter of law, if all regulations have been complied with. During the final five years of this period, the concession holder may apply for one additional 50-year period, which is automatically granted provided all other concession terms have been complied with. Mining rights in Mexico can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Registry of Mining.

In accordance with the Federal Duties Law, the holder of a mining concession is obligated to pay biannual duties in January and July of each year based upon the number of hectares covered by the concession area.

Concessionaires must perform work each year that must begin within 90 days of the concession being granted. Concessionaires must file proof of the work performed each May. Non-compliance with these requirements is cause for cancellation only after the secretary of economy communicates in writing to the concessionaire of any such default, granting the concessionaire a specified time frame in which to remedy the default.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	24

If a concession holder does not carry out exploration and exploitation activities for two continuous years within the first 11 years of its concession title, it will be required to pay an additional charge equal to 50% of the two-year concession duty. The concession duty increases to 100% for continued inactivity after the 12th year. Payment of the additional concession duty is due 30 days after the end of the two-year period.

In Mexico, there are no limitations on the total amount of mining concessions or on the amount of land that may be held by an individual or a company. Excessive accumulation of concessions is regulated indirectly through the duties levied on the property and the production and exploration requirements as outlined above.

Mexican mining law requires the payment of a discovery premium related to National Mineral Reserves, Concessions in Marine Zones, and Allotments to the Council of Mineral Resources.

Environmental protection regulations in Mexico require permits for mine operations and exploration, for operating a processing plant, for the discharge and/or deposition, and for changes to grandfathered projects. There are four government departments that deal with and regulate such affairs.

Mining companies are subject to a special mining duty of 7.5% on profits derived from the sale of minerals, and an extraordinary mining duty of 0.5% on the gross value of sales of gold, silver and platinum.

4.F.3	Mining in Peru

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. Surface land rights are distinct from mining concessions. The government retains ownership of all subsurface land and Mineral Resources, but the titleholder of the concessions retains ownership of extracted Mineral Resources. Peruvian law requires that all operators of mines in Peru have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. Mining concessions allow for both exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

Peru enacted environmental laws whereby the Ministry of Energy and Mines and the Environmental Ministry have issued regulations mandating environmental standards for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Assessment, which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and Oversight Agency, OEFA, monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards and permits. The Supervisory Organism of Investment in Energy and Mines, OSINERGMIN, is the government agency in charge of supervising the compliance of safety and technical regulations. In a similar way to OEFA, the OSINERGMIN may impose fines and sanctions in case such regulations are not complied with.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	25

In addition, there is regulation for obtaining permits for the use and acquisition of explosives for civilian use, through SUCAMEC, the National Superintendency of Control of Security Services, Weapons, Ammunition, and Explosives for Civilian Use authority, a specialized technical institution attached to the Ministry of the Interior.

The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains, CIRA; Environmental Impact Assessment; Mine Closure Plan; Establishment of a Financial Guarantee for Closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage and discharge Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits within its jurisdiction.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax is 29.5%, in addition 8% of profit sharing to employees. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. The Company has not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon” by the Central Government back to the regional and local authorities of the area where the mine is located.

In Peru, a dividend tax rate of 5.0% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies.

Peru has a royalty referred to as the Modified Mining Royalty (“Peruvian Royalty”) that applies to operating income at marginal rates ranging from 1% to 12%, and is payable quarterly. Operating income is defined as revenues from the sale of Mineral Resources, less cost of goods sold, less operating expenses, based on Peruvian statutory reporting regulations, with minor adjustments for interest and exploration expenditures.

Under the Peruvian Royalty regime, an “operating income” to “mining operating revenue” measure (operating profit margin) is calculated each quarter and the royalty rate increases with the increase in operating margin. Although the Peruvian Royalty is based on operating income, a company must pay at least 1% of sales, regardless of its profitability.

In addition, a Special Mining Tax (“SMT”) is a tax imposed in parallel with the Peruvian Royalty. The SMT is applied on operating mining income based on a progressive scale, with marginal rates ranging from 2.0% to 8.4%. The SMT is also payable on a quarterly basis.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	26

4.G.	ENVIRONMENTAL PROTECTION

The Company has taken a proactive approach to managing environmental risk. In Mexico, it is participating in a voluntary environmental audit of its GMC and Topia operations. The outcomes of these audits are multi-year environmental programs, working in cooperation with PROFEPA to ensure compliance with regulations governing the protection of the environment in Mexico.

In Peru, the Company is in compliance with the environmental requirements of its mining permit, having relocated the majority of historic tailings facilities to the Chinchan site while it awaits the results of its application for a modified closure plan.

In Brazil, all licences required by various government agencies covering the operation of Tucano and its mill, and processing plant have been obtained or applications for renewals have been filed. The complete environmental studies, permitting, and social or community impact was carried out by SRK Consultants, in 2011, for the Operating Licence issued by the State Secretariat of Environment in Amapá, SEMA to operate a SAG mill/CIL processing plant.

Groundwater and surface water monitoring is performed through field checking of daily monitoring activities and collection of samples for chemical analysis at Tucano’s facilities. There are also monthly, quarterly, and half-yearly sample collections as required by environmental agencies, which are required to be sent to a certified external laboratory.

As at December 31, 2019, the Company has a provision of $50.6 million on its Statement of Financial Position for the estimated present cost of reclamation and remediation expenditures associated with the future closure of its mineral properties, and plant and equipment its mineral properties, and plant and equipment, at the GMC, Topia, Tucano and Coricancha. The estimated expenditures are to commence near the end of each mine’s useful life.

For additional discussion of environmental considerations, please refer to sections entitled “Infrastructure, Permitting and Compliance” in sections 5 and 6 of this AIF.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	27

4.H.	EMPLOYEES

The following table sets out the Company’s employees at December 31, 2019, 2018 and 2017, by legal entity.

Company	2019	2018	2017
Great Panther Mining Limited	21	19	21
Metálicos de Durango SA de CV	152	189	182
Minera de Villa Seca SA de CV	118	139	163
Great Panther Coricancha SA	105	84	40
GP Finance International sàrl	1	1	1
Mina Tucano Ltda	424
TOTAL	821	432	407

4.I.	COMMUNITY ENGAGEMENT AND SUSTAINABLE DEVELOPMENT

Great Panther is committed to promoting sustainable development and believes that sharing the value created by the Company's activities contributes to the social and economic development of its host communities. The Company prioritizes social investment initiatives that contribute to improving the quality of life of the communities surrounding its operations, and that continue to make positive impacts beyond its participation.

The Company’s approach to sustainable development is planned to ensure that programs are designed as catalysts for mutual and lasting socio-economic benefits. These initiatives are based on active collaboration with host communities and aimed to contribute to healthy and sustainable societies. Great Panther believes that two-way engagement builds trust and fosters genuine partnerships with local stakeholders, and consequently relies on respectful, open and frequent communication with the members of its neighbouring communities.

Stakeholder engagement and social investment programs implemented by the Company in Brazil, Mexico, and Peru include partnerships with local governments and civil society organizations and are focused in three main areas: socio-economic development, public health and safety, and natural and cultural heritage.

Great Panther’s community relations teams implement wide stakeholder engagement initiatives with the local communities to create and to maintain mutually beneficial relationships by understanding and optimizing the positive influence that mines and projects can have on local development.

Specifically at Tucano, as part of the requirements of its operation licence, the Company annually contributes capital to the Social and Environmental Compensation Funds of the local municipalities of Pedra Branca and Serra do Navio in the state of Amapá.  An elected council with representatives of the communities, City Hall, City Council, and the Company reviews and analyzes the community development programs that will be executed under this agreement in their respective municipalities.

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5.	MINING PROPERTIES

Great Panther has two active mining properties in Mexico: the GMC and Topia. The Company holds a 100% interest in the properties through its wholly-owned Mexican subsidiary, MMR.

In addition, the Company acquired Tucano in Brazil on March 5, 2019 (see Significant Acquisitions).

5.A.	GUANAJUATO MINE COMPLEX

5.A.1	The GMC

On October 25, 2005, the Company signed a formal purchase agreement with the Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (the “Cooperative”) to purchase 100% of the ownership rights in a group of producing and non-producing silver-gold mines in the Guanajuato Mining District. The total purchase price was $7.3 million, which included 1,107 hectares in two main properties (the Guanajuato and San Ignacio claims), the Cata processing plant (which has a nameplate capacity of 1,200 tpd), workshops and administration facilities, complete mining infrastructure, mining equipment, and certain surface rights. The final payment under this purchase agreement was made in November 2006.

In May 2006, the Company purchased 3.88 hectares of real estate adjacent to the plant at the GMC for a total of $0.7 million from the Cooperative. The decision to buy the extra land was made in order to facilitate any future expansion of the processing plant facilities and to buffer the processing plant site from any possible development nearby.

On December 27, 2007, the Company purchased an additional 0.28 hectares of land immediately adjacent to the plant and below the tailings dam at the GMC from the Cooperative for a total of $0.3 million. The land was primarily purchased to buffer the area from any possible development.

In August 2012, the Company signed a definitive agreement for the purchase of a 100% interest in certain surface rights to a total of 19.4 hectares at San Ignacio, for the construction of a mine portal and ancillary surface facilities.

5.A.2	Current Technical Reports

The information on the GMC in this section of the AIF is based on two (2) technical reports entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico”, dated March 27, 2020, (the “Guanajuato Technical Report”), prepared by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo., both “Qualified Persons” under NI 43-101, and “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020, (the “San Ignacio Technical Report”), prepared by Robert F. Brown, P. Eng., and Mohammad Nourpour, P. Geo., both “Qualified Persons” under NI 43-101. The effective date of the Guanajuato Technical Report is October 31, 2019, and the effective date of the San Ignacio Technical Report is July 31, 2019. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the Guanajuato Technical Report and San Ignacio Technical Report (collectively the GMC Technical Reports) which are available for review under the Company’s profile on SEDAR located at www.sedar.com. The GMC Technical Reports includes limited information on the El Horcón and Santa Rosa properties as the current GMC Technical Reports provides an update on the Mineral Resource Estimates for the Guanajuato and San Ignacio mines. For detailed information on the El Horcón and Santa Rosa properties refer to the Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 25, 2017.

The GMC includes both Guanajuato and San Ignacio. Where applicable, discrete information for each of the properties has been disclosed below.

Mineral feed from both Guanajuato and San Ignacio is blended and processed at the Cata processing plant which is located at Guanajuato.

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5.A.3	Property Description, Location, and Access

Central Mexico has a dry climate with an annual precipitation of about 600 millimetres per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round, uninterrupted by weather.

The GMC is located on the Central Plateau of Mexico in the Sierra Guanajuato, approximately 380 km by road northwest of Mexico City. The terrain is moderately rugged, with elevations on the property ranging from 1,600 masl to 2,200 masl. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger  trees grow in the valley bottoms where there is more water.

Guanajuato Mine

The property is accessible via city streets in the city of Guanajuato, in Guanajuato State, Mexico. Guanajuato has a population of approximately 180,000 and is located within 50 kilometres, by road, of an international airport at León, Mexico. The mine is easily accessible from major population centres in central Mexico via a system of modern roads.

San Ignacio Mine

The mine is located approximately 8 km northwest of the city of Guanajuato. Access to the property is provided via a 35-minute drive from the outskirts of the city of Guanajuato (approximately 22 km), mostly by paved road through the towns of Santa Ana and Cristo del Rey. The Company has negotiated surface rights sufficient for mining operations.

The area where Guanajuato and San Ignacio are located is characterized by rolling hills with small-incised drainages, which generally provide windows through thin soil cover to good bedrock exposures.

5.A.3.a	Guanajuato Mine

Guanajuato is an underground silver-gold mine situated along the north-eastern side of Guanajuato. The mine consists of a number of mineralization zones along an approximately 4.2-kilometre strike length, which is mined from two operating shafts and two ramps. The location of Guanajuato falls within the second largest (historically) producing silver district in Mexico and the deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century.

Claim boundaries have been legally surveyed. The 19 mineral claims comprise 680 hectares in a contiguous claim block and expire between 2024 and 2057. The TSF and waste rock dump are contained within the property boundaries in areas where the Company holds surface rights at Guanajuato. There are no known environmental liabilities associated with the mineral claims, other than the provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation. This value comprises the provision associated with the Cata plant, TSF area and related infrastructure of the GMC, as well as the provision for Guanajuato.

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5.A.3.b	San Ignacio Mine

San Ignacio lies within La Luz mining camp of the Guanajuato Mining District, located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau located in central Mexico. The mineralization on the property consists of epithermal silver-gold veins.

Surface rights owned by the Company are limited to blocks of ground around the old San Ignacio shaft and an additional block over the present underground development (new roads, mine rock dumps, and surface infrastructure). The nine mineral claims comprise 398 hectares and expire between 2031 and 2041. The Company has acquired surface rights sufficient for mining operations. There are no known environmental liabilities associated with the mineral claims, other than the provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the future retirement of San Ignacio.

5.A.4	History

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when the application of explosives for tunneling resulted in a significant increase in production capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests operated the mines for ten years but did not result in much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity of hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

The Company acquired the GMC from the Cooperative in 2005. At the time of the purchase, the GMC suffered from lack of investment and working capital, and had not run at full capacity since 1991. The Company resumed production in 2006 and the GMC  has operated continuously since that time.

The Company acquired GMC from the Cooperative in 2005. At the time of the purchase, GMC suffered from lack of investment and working capital, and had not run at full capacity since 1991. The Company resumed production in 2006 and GMC has operated continuously since that time.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	31

5.A.5	Geological Setting and Mineralization

The GMC is in the Guanajuato Mining District, which is located in the southern part of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanic and volcanoclastic rocks located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental, and to the south by the Trans-Mexican Volcanic Belt.

Rocks within the Mesa Central consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite, and basalt, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence overlies a package of deformed and weakly metamorphosed Mesozoic submarine mafic volcanic and turbidite rocks.

Within the Mesa Central, the GMC is located in the Sierra de Guanajuato, a northwest-trending anticlinal structure approximately 100 km long and 20 km wide. The strata within the belt are transected by northwest, north, east-to-west, and northeast-trending regional scale faults. It is predominantly the northwest-trending structures, however, which control the position of mineralization. Normal fault movement along northeast-trending faults resulted in the downward displacement of certain blocks and the preservation of strata that was eroded in other areas. The northeast faults are therefore important locators of mineral camps within the belt.

Cretaceous volcanic rocks of La Luz Basalt underlie San Ignacio. These rocks are part of a volcanic-sedimentary complex that has various tectonic interpretations, but in general preserves a tectonic history probably related to northeastward tectonic thrust emplacement. By contrast, much of the area to the south-east (e.g., in and around Guanajuato) is underlain by a series of Tertiary volcanic rocks that lie unconformably on La Luz Basalt. The lower Guanajuato conglomerate is widespread and is of mid-Eocene to early Oligocene. Later, volcanic rocks were deposited unconformably on the Guanajuato conglomerate in a caldera setting at the intersection of regional northeast and northwest trending mid-Oligocene extensional fracture systems.

Three main northwest-trending precious metal-bearing vein systems occur in the district: the Sierra, Veta Madre, and La Luz systems.

5.A.5.a	Guanajuato Mine

At Guanajuato, mineralization occurs within fault zones along the Veta Madre vein system as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700 m long and extend for 400 m vertically. Fauil zone thickness ranges from centimetre-scale to tens of metres. A series of mineralizing events is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Mineralized material comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

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The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100 g/t Ag to 500 g/t Ag range but locally can be over 1,000 g/t Ag. Gold grades are generally in the 0.5 g/t Au to 2 g/t Au range, with the exception of the Santa Margarita vein where average grades are in the range of 5 g/t Au to 7 g/t Au. Within the mine, drill core and channel samples are not normally analysed for base metals so average grades for Cu, Pb or Zn have not been obtained.

Mineralization at Guanajuato is closely associated with the structural history. The “Veta Madre” quartz-adularia vein/breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50 – 100 m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degree azimuth with a 45 degree southwest dip. The Veta Madre forms along the dyke contacts, and in the Esperanza Formation, the footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs in the deformed siltstone and shale of the Esperanza Formation contiguous with the Veta Madre Fault. Four zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall ("FW") zone being dominant below the 80 level. At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays. The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation. The Santa Margarita zones form a complex structural set of four bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren. The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre. The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke. At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – diorite contact and into the Esperanza Formation.

The best mineralization is often found related to bends in the Veta Madre orientation such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700 m (2,200 m to 1,500 m elevations and open to depth). Mineralization occurring above 2,100 m elevation was termed “upper ore”, between 2,100 m and 1,700 m “lower ore”, and below the 1,700 m elevation “deep ore”. Fluid inclusion microscope work from over 850 samples gathered through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100 m to 1500 m (deepest drilling at the GMC) elevations. Structural observations of up to eight stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated with multi-phase structural activity and fluid flow.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	33

5.A.5.b	San Ignacio Mine

San Ignacio is underlain by a package of basalt and andesite volcanic rocks belonging to the lower Cretaceous La Luz andesite. The basalt generally has subtle to well-developed pillow structures that are locally flattened. In a few localities, inter-pillow hyaloclastite is present and is characterized by a fine breccia composed of devitrified glass shards in a fine groundmass. Primary layering and way up indicators are generally difficult to determine from the small outcrops typical of the property, but the San Ignacio stratigraphy is not overturned.

San Ignacio contains structures of the La Luz vein system comprising numerous mineralized fractures in a northwesterly-trending orientation and extending for a known strike length of approximately eight kilometres. Historically productive veins on the property include the Veta Melladito and Veta Plateros. Veins identified in the recent Great Panther drilling are the Melladito, Melladito BO, Intermediate, Intermediate 2, Nombre de Dios, Nombre de Dios 1.5, Nombre de Dios 2N, Nombre de Dios 2S, Melladito South, Purisima, and Purisima BO. Mineralization is contained within tabular veins, vein stockwork, and breccias. The 11 veins with structural continuity inferred from surface mapping and diamond drilling from surface, and now with extensive underground development, have been defined up to 2,200 meters along strike and 150 meters down dip. Seven of the veins are very steeply dipping and four are shallowly dipping and are likely off-shoots of the other veins. The veins are accompanied by hydrothermal alteration, consisting of argillic, phyllic, silicic, and propylitic facies.

The primary economic components are silver and gold with approximately equal contributions of each. Economic mineralization consists of fine-grained disseminations of acanthite and pyrargyrite (silver minerals), electrum (gold-silver mineral), with accessory pyrite, and very minor sphalerite and chalcopyrite. Mineral textures in this zone are typically fracture filling, drusy, and colloform masses.

Average silver grades of the eight veins range from 58 g/t to 237 g/t Ag, while average gold grades range from 1.65 g/t to 3.84 g/t Au.

5.A.5.c	Deposit Types

The mineral deposits in the Guanajuato area are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockwork. Mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and coliform masses.

Epithermal systems form near surface, usually in association with hot springs, and at depths of several hundreds metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at the Guanajuato Mine.

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Epithermal type precious metal deposits in the La Luz vein system and specifically in San Ignacio are strongly vertically controlled and pinch to centimetre scale at surface, associated with weak shear zones, minor argillic alteration, and weakly anomalous precious metal values. The mineralized vertical interval typically is 100 metres to 150 metres; however, it can range from 50 metres to well beyond 250 metres.

5.A.6	Exploration

5.A.6.a	Guanajuato Mine

Exploration work conducted by Great Panther has consisted almost exclusively of diamond drilling, primarily from underground. In late 2018 with the imminent closure of Guanajuato, the old stopes program was re-initiated using geological staff from Guanajuato being seconded into the Exploration group. This program of geological mapping and sampling was carried out on all accessible levels from November 2018 to July 2019 and will continue as further historical levels are checked and rehabilitated.

Underground exploration sampling since the last technical report (effective date August 31, 2017) until October 31, 2019 totals 5,222 samples. The sampling was done as part of a comprehensive review of historical data, and re-mapping and re-sampling of accessible historical areas to develop zones of interest for targeting by core drilling.

Three underground drill rigs were contracted in May 2019 to begin an aggressive drilling program based on historical and recently acquired data. The drilling program is focused on the upper levels of the mine in the Promontorio, Los Pozos and Valenciana areas.

5.A.6.b	San Ignacio Mine

Great Panther has conducted geological and structural mapping, including sampling of outcrops and from exposures in historical underground workings. Subsequently, the Company completed underground development, geological mapping, sampling and selective mining.

Great Panther completed detailed surface mapping and outcrop rock chip sampling, including mapping and sampling all accessible underground workings pre-2014. Further detailed geological structural mapping was completed in 2015 and was ongoing through 2018.

During 2018 and 2019, exploration efforts were focused on both surface and underground drilling at San Ignacio. Mining is on-going in the northern extent of the project along the Nombre de Dios veins, and an exploration / development ramp is being driven south into the old San Pedro mine area, where the Purisima vein system merges with the Melladito vein system. In 2019 surface exploration efforts were focused on both the Nombre de Dios vein extension north, and on the Melladito and Purisima veins orientation in the old San Pedro Mine area.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	35

5.A.7	Drilling

5.A.7.a	Guanajuato Mine

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and local expansion drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally carried out to provide additional confirmation of vein location and geometry as the veins tend to regularly pinch and swell.

Exploration drilling is conducted further from the active mining area with the goal of expanding the Mineral Resource base. Drilling results from both programs along with underground drift samples are used in the estimation of Mineral Resources.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	36

Since the start of 2019 exploration staff have made a concerted effort compiling historical data, geological mapping, sampling and drilling to find extensions of various orebodies and new targets for exploration. Drilling to date in 2019 has been focused in the Promontorio, Los Pozos and Valenciana areas.

Exploration drilling is carried out with the use of three underground contract drills. The three contract drills are focused on upgrading mineral resource definition, and in drilling new targets. Upgrading of resources is being carried out at the Los Pozos, Valenciana, and Promontorio zones.

The management, monitoring, surveying, and logging of the current 2010 to 2019 series of UGG prefix exploration holes and production drill holes was carried out under the supervision of the mine geological staff.

Up to mid-2016 all sample and geological data was entered into a DataShed© database via the LogChief software. The GMC geological staff now use an in-house software that loads data directly into Microsoft SQL. The contents of the SQL databases are copied daily to a master SQL database in the Great Panther head office in Vancouver with a backup made every evening.

Assay data files are sent directly from the Cata laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with the sampling information in the SQL database. The Cata laboratory was managed by SGS until December 31, 2018, and presently by in-house personnel.

5.A.7.b	San Ignacio Mine

Great Panther has completed 437 diamond drill holes at San Ignacio. Drilling commenced in October 2010 and the last hole into the database was completed on July 31, 2019. From the total, 278 holes were drilled from surface and 159 from underground.

Drill holes were usually oriented to intersect the veins at a high angle. A total of 148 additional drill holes have been completed at San Ignacio since the previous Mineral Resource Estimate.

The drilling and development programs since 2017 provided the geological information to support a re-interpretation of the mineralized zones. This included the delineation of eight veins in the northern portion of the property between grid line 100N and 1150N where 299 of the 440 holes were completed, and 3 veins in the southern part of the property (San Pedro area) between 100N and 1100S where 124 holes were completed. The eight northern veins demonstrating structural continuity were identified from diamond drill hole intersections, underground mapping and sampling, and to some extent surface mapping. These veins have a demonstrated a strike length of up to 1,000 meters and a dip length of up to 350 meters.

Overall, the core recovery of mineralized zones was excellent averaging 91%. There are no factors related to drilling or sampling that could materially influence the accuracy and reliability of the results.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

5.A.8	Sample Preparation, Analyses and Security

5.A.8.a	Guanajuato Mine

The drill core samples were prepared by technicians working under the direction of the mine and exploration geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011, a BQ diameter rig (Diamec) was added to the production drilling capacity. Until the end of 2018, most of the analytical work was carried out at an on-site laboratory managed for Great Panther by SGS Group which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and AAS. The laboratory reverted to Company management at the beginning of 2019, and therefore lost its accreditation that was gained under the SGS Group. The Company has adopted appropriate quality assurance and quality control procedures to compensate. These include sending samples to SGS Group for assay.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	37

Both the Geology Department core shed and the Cata laboratory are located within the Cata Facility which is fenced and guarded around the clock. The site security is consistent with common practical industry standards.

5.A.8.b	San Ignacio Mine

All sampling and analytical work was conducted by employees, contractors, or designates of Great Panther.

Sample preparation prior to dispatch to the analytical laboratories consisted of splitting the sample in half by cutting the core using a rock saw. Quality control measures included the insertion of quarter-core duplicates, standard reference materials, and blanks into the sample stream.

Chain of custody was established upon sample collection with the use of unique sample ID, documentation of samples per shipment to the lab, and sign-off forms for receipt of samples by the laboratory.

Prior to dispatch, the samples were stored within the core storage and logging facility located at the Company’s Cata processing plant site.

Until the end of 2018, most of the analytical work was carried out at a laboratory managed for Great Panther by SGS Group which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetric and AAS. The laboratory reverted to Company management at the beginning of 2019, and therefore lost its accreditation that was gained under the SGS Group. The Company has adopted appropriate quality assurance and quality control procedures to compensate. These include sending samples to SGS Group for assay.

5.A.9	Mineral Resource Estimates

5.A.9.a	Guanajuato Mine

The Guanajuato Mine Mineral Resource Estimate has an effective date of October 31, 2019 and updates the previous resource estimate to reflect depletion due to mining and resource definition resulting from successful exploration activities.

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect these Mineral Resource Estimates.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	38

Vein	Tonnes	Ag (g/t)	Ag(oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
Measured
Cata	25,858	416	346,152	1.96	1,633	574	476,835
Pozos	73,348	228	537,700	1.33	3,137	334	788,638
Guanajuatito	22,470	351	253,485	1.58	1,140	477	344,699
Santa Margarita	7,521	166	40,211	2.68	647	380	91,962
Valenciana	2,827	305	27,718	3.35	305	573	52,089
San Cayetano	21,155	105	71,737	2.10	1,426	273	185,807
Promontorio	103,081	126	416,795	1.76	5,843	267	884,227
Total Measured	256,260	206	1,693,799	1.72	14,131	343	2,824,256
Indicated
Cata	1,116	327	11,745	1.26	45	428	15,368
Pozos	30,416	278	272,239	1.43	1,396	393	383,890
Guanajuatito	6,283	292	58,943	1.44	291	407	82,223
Santa Margarita	2,203	227	16,048	1.88	133	377	26,718
Valenciana	1,284	307	12,694	3.00	109	518	21,405
San Cayetano	4,216	101	13,655	1.82	247	246	33,387
Promontorio	41,958	130	175,348	1.73	2,332	268	361,911
Total Indicated	87,476	199	560,673	1.62	4,553	329	924,903
Measure & Indicated
Cata	26,974	413	357,897	1.94	1,679	568	492,203
Pozos	103,764	243	809,939	1.36	4,532	351	1,172,528
Guanajuatito	28,753	338	312,428	1.55	1,431	462	426,923
Santa Margarita	9,724	180	56,259	2.50	780	380	118,680
Valenciana	4,111	306	40,412	3.13	414	556	73,494
San Cayetano	25,371	105	85,393	2.05	1,673	269	219,194
Promontorio	145,039	127	592,144	1.75	8,175	267	1,246,137
Total M&I	343,736	204	2,254,472	1.69	18,684	339	3,749,160
Inferred
Cata	-	-	-	-	-	-	-
Pozos	24,989	201	161,663	1.85	1,488	349	280,709
Guanajuatito	2,262	306	22,221	1.32	96	411	29,876
Santa Margarita	10,943	348	122,491	1.71	601	485	170,550
Valenciana	42,820	316	434,866	3.14	4,328	567	781,136
San Cayetano	8,212	61	16,215	2.65	701	274	72,284
Promontorio	119,383	97	371,959	2.17	8,348	271	1,039,786
Total Inferred	208,609	168	1,129,416	2.32	15,561	354	2,374,341

Notes	on Guanajuato Mine Mineral Resource Estimates October 31, 2019

1.	Cut-offs are based on the marginal operating costs per mining area being US$113/tonne for Cata, US$75/tonne for Santa Margarita / San Cayetano, US$77/tonne for Los Pozos, US$124/tonne for Guanajuatito, US$60/tonne for Promontorio, and US$197/tonne for Valenciana.

2.	Block model grades converted to US$ value using plant recoveries of 88% Ag, 87% Au, and net smelter terms negotiated for concentrates.

3.	Rock Density for all veins is 2.68t/m³.

4.	Totals may not agree due to rounding.

5.	Grades in metric units; contained silver and gold in troy ounces.

6.	Ag Eq oz were calculated using 80:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2019.

7.	Minimum true width 0.5m.

8.	Metal Prices US$15.80/oz silver, and US$1,290/oz gold (based on 3 year back averages).

9.	Effective date of October 31, 2019.

5.A.9.b	San Ignacio Mine

The March 17, 2020 Mineral Resource Estimate at San Ignacio has an effective date of July 31, 2019 and updates the previous resource estimate  to reflect depletion due to mining and resource definition resulting from successful exploration activities.

Updated drilling and interpretation of zones in 2019 has resulted in the addition of Melladito South, Purisima, and Purisima Bo zones.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	39

There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect these Mineral Resource Estimates.

Domain	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Ag eq (g/t)	Ag eq (oz)
MEASURED
Nombre de Dios 2N	36,516	192	225,080	3.14	3,683	443	519,713
Nombre de Dios 1.5	16,004	191	98,473	2.20	1,130	367	188,880
Nombre de Dios 2S	32,341	221	229,655	2.49	2,594	420	437,135
Nombre de Dios	39,311	170	214,687	2.59	3,274	377	476,573
Melladito	79,526	106	270,771	3.46	8,848	383	978,582
Melladito BO	37,437	104	124,950	3.61	4,346	393	472,596
Intermediate	51,135	153	251,274	3.01	4,954	394	647,619
Intermediate 2	22,593	220	159,958	2.97	2,156	458	332,438
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Measured	314,863	156	1,574,848	3.06	30,984	400	4,053,537
INDICATED
Nombre de Dios 2N	15,265	237	116,267	3.37	1,653	506	248,500
Nombre de Dios 1.5	1,640	181	9,545	1.65	87	313	16,489
Nombre de Dios 2S	12,937	217	90,426	2.57	1,069	423	175,984
Nombre de Dios	5,396	128	22,140	2.05	355	291	50,537
Melladito	12,218	78	30,722	3.60	1,416	367	144,006
Melladito BO	2,957	103	9,819	3.41	324	376	35,724
Intermediate	11,007	149	52,712	2.55	901	353	124,805
Intermediate 2	10,136	204	66,542	2.48	808	403	131,154
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Indicated	71,554	173	398,172	2.87	6,613	403	927,201
MEASURED & INDICATED
Nombre de Dios 2N	51,781	205	341,348	3.21	5,336	461	768,213
Nombre de Dios 1.5	17,644	190	108,018	2.15	1,217	362	205,369
Nombre de Dios 2S	45,278	220	320,081	2.52	3,663	421	613,120
Nombre de Dios	44,707	165	236,827	2.52	3,629	367	527,111
Melladito	91,743	102	301,492	3.48	10,264	381	1,122,588
Melladito BO	40,394	104	134,769	3.60	4,669	391	508,320
Intermediate	62,141	152	303,986	2.93	5,855	387	772,424
Intermediate 2	32,729	215	226,500	2.82	2,964	441	463,593
Melladito South	-	-	-	-	-	-	-
Purisima BO	-	-	-	-	-	-	-
Purisima	-	-	-	-	-	-	-
Total Meas. & Ind.	386,417	159	1,973,021	3.03	37,596	401	4,980,737
INFERRED
Nombre de Dios 2N	74,315	175	418,791	2.22	5,315	353	844,023
Nombre de Dios 1.5	4,202	125	16,901	2.43	328	319	43,132
Nombre de Dios 2S	21,166	174	118,729	2.81	1,909	399	271,472
Nombre de Dios	9,909	138	44,012	2.52	804	340	108,297
Melladito	15,783	58	29,639	3.10	1,571	306	155,343
Melladito BO	1,507	108	5,217	3.84	186	415	20,103
Intermediate	6,635	142	30,316	2.69	573	357	76,187
Intermediate 2	10,668	155	53,232	2.46	845	352	120,847
Melladito South	187,424	101	605,907	3.12	18,809	350	2,110,615
Purisima BO	59,523	157	300,775	3.20	6,124	413	790,694
Purisima	110,738	220	781,966	1.95	6,934	375	1,336,678
Total Inferred	501,870	149	2,405,484	2.69	43,398	364	5,877,391

Notes:

1.	Vein bulk density of 2.64 tonnes / m3

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	40

2.	Measured, Indicated, and Inferred Mineral Resources are reported at a full cost cut-off Net Smelter Return (NSR) of US$100/tonne.

3.	Totals may not agree due to rounding.

4.	Grades in metric units; and contained silver and gold in troy ounces.

5.	A minimum mining width of 0.50 meters was used.

6.	Mineral Resources are estimated using metal prices of US$15.80/oz Ag and US$1,290/oz Au (based on 3 year back averages); and metallurgical recoveries of 88% for Ag, 87% for Au.

7.	2019 Mineral Resource Ag Eq oz were calculated using 80:1 Ag:Au ratio. The ratios are reflective of average metal prices for 2019.

The Mineral Resource Estimates for Guanajuato and San Ignacio were completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models. An NSR calculator was used to convert block grades into NSR (USD/tonne) values (considering mill recoveries, smelter terms, and designated metal prices). Only blocks with NSR values over the designated full operational cost cut-off were used in the Mineral Resource Estimates.

5.A.10	Mineral Reserve Estimates

There are no Mineral Reserve estimates for the GMC. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Company made production decisions to enter production at the GMC at both Guanajuato, in 2006, and San Ignacio in 2013. The Company did not base these production decisions on any feasibility study of mineral reserves demonstrating economic and technical viability of the mines. Thus, there may be increased uncertainty and risks of achieving any level of recovery of minerals from the mines at the GMC or the costs of such recovery.  As the GMC does not have established reserves, the Company faces higher risks that anticipated rates of production and production costs will be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from the GMC and ultimately the profitability of these operations.

5.A.11	Mining Operations

5.A.11.a	Guanajuato Mine

Guanajuato was placed on a care and maintenance basis as of December 31, 2018 to allow for a focussed exploration program. Limited stoping of remnants and development of ore drifts is ongoing. Guanajuato consists of a series of interconnected, previously independent, mines including Promontorio, Santa Margarita, Rayas, Los Pozos, Cata, Valenciana and Guanajuatito.

Mining at Guanajuato predominantly comprises cut and fill stoping, with some pillar recovery in historic workings, and a few zones where ore extensions are discovered and mined over a period of a few months. Mining is generally more selective using jacklegs. However, where possible, mechanized cut and fill is utilized.

Two main shafts serve access to the active mine areas, while several other old shafts provide ventilation support. The Rayas shaft is used for transportation of personnel and supplies, while the Cata shaft, located just above the processing plant is used to transport the mineralized material for milling. These are currently de-energized and access of men and materials and egress of ore is via the Rayas ramps, San Vicente and Guanajuatito that provide the access at each end of the mine network, including for mobile equipment.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	41

Rock integrity at Guanajuato is considered favorable, but occasionally roof support, in form of rock bolting, and very occasionally wire mesh, is required.

Mining is conducted by contractors, primarily sourced from nearby communities, utilizing equipment owned by the Company and the contractors. Mine contractors and equipment are alternated between the mines, including San Ignacio, to accommodate the mining sequencing.

5.A.11.b	San Ignacio Mine

Mining at San Ignacio started in the third quarter of 2013 and commercial production was declared in the second quarter of 2014.

The mining method is mechanized cut and fill, with fill provided by waste development. Jacklegs are used in stopes for vertical to 70 degree production holes, and if necessary the hanging wall can be blasted to create a 2.0 metre wide stope. Forced air ventilation uses electric fans, and sump pumps operate at 50-60 gpm removing mine water. The two electric air compressors deliver 1,000 cfm at 100 psi. The mine’s electric power is supplied by the Mexican national grid.

Mineralized material is trucked to the Cata processing plant using highway rated trucks with 20 tonne payload.

5.A.12	Recovery Methods

Mineralized material from both Guanajuato and San Ignacio is blended and processed at the Cata processing plant at Guanajuato.

The three-stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine material is passed through a grizzly, into the 1,000 tonne coarse material bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse material is approximately minus 18 inch material. From the coarse bin the material is taken by an apron feeder and over a vibrating grizzly to the Pettibone (24 inches by 36 inches) primary jaw crusher. The jaw crusher has a closed setting of four inches. A second 500 tonne capacity coarse material bin is available, complete with a smaller crusher to enable separate handling of material if desired.

The flotation section was greatly improved with the installation of five automated Outotec cells in 2012, which replaced the old sections of rougher cells. The flotation products of these cells are sent, according to their quality, to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding. After the cleaning step, the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving final average moisture content of 11%. Final product concentrate is transported by highway trucks to the point of sale according to existing contracts.

In addition, a small mill for regrinding was installed in April 2012. The middling products (i.e. cleaning cell tails together with the scavenger products) are reground to liberate the valuable sulfides before being recirculated to the head of the flotation circuit.

Over the last eight years, other improvements include (i) installation of a new electrical substation, (ii) total change of electrical cables, (iii) new tailings pumping system to the tailings dam (fully instrumented), and (iv) the implementation of a single pump station to replace the old system with five pumping stations to reduce electrical consumption.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	42

5.A.13	Infrastructure, Permitting and Compliance Activities

The GMC also includes ancilliary infrastructure for senior management, technical services, assay laboratory, warehousing, finance, and other administrative services, and are located adjacent to the Cata processing plant. There are other smaller mine buildings located at San Vicente and San Ignacio.

The GMC enjoys proximity to urban development, including power and road infrastructure. Medical facilities are available at a short distance.

In 2016, the Company entered a voluntary environmental audit program in cooperation with PROFEPA, the compliance arm of the SEMARNAT environmental authority. Following the audit, and identification of improvement areas, a mitigation plan was devised to resolve all outstanding improvements over the next few years. This voluntary program was chosen as a proactive measure to correct any deficiencies during which the Company would enjoy a cooperative relationship with the authority, while limiting its exposure to any new citations and penalties.

In a February 2016 meeting, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company submitted. In December 2017, the Company also filed with the Mexican environmental permitting authority, SEMARNAT, an amendment to the environmental impact statement reflecting the proposed normal TSF construction activities. This is under review by the regulator, and once approved, will satisfy a requirement by CONAGUA for the processing of its permits. The Company believes its current tailings footprint can be maintained and can support operations at the GMC from 1.5 years from January 1, 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. In the fourth quarter of 2019, the Company received the authorization to legally discharge wastewater from San Ignacio.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	43

GMC – Tonnes Milled

GMC – Silver Ounce Production

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	44

GMC – Gold Ounce Production

5.B.	TOPIA

5.B.1	Topia Mine

Effective February 18, 2004, the Company entered into an option agreement, which granted it the right and option, for a term of one year, to purchase 100% of the ownership rights in and to all the fixed assets, machinery, equipment (including the mill, buildings, offices, houses and quarters for the workers) and Topia Mining Concessions located in the Municipality of Topia, state of Durango, Mexico from Compañía Minera de Canelas y Topia, as optionor, by making cash payments totalling $1.7 million. The Company completed the cash payments on exercise of the option in February 2005. In addition to the payments to the optionor, the Company agreed to assume debt encumbering the property totalling $0.8 million upon signing of the purchase agreement. The debt owing was secured by Topia’s assets. The balance of the debt was repayable out of production from concentrate sales as a 10% NSR royalty. After the debt was repaid, there was no further royalty. The remaining debt balance was fully paid and there are no outstanding conditions to retain title to the property.

The Company has mineral rights covering the operating mines and associated properties. The Company has surface rights for the land on which the plant sits and agreements for the properties covering the operating mines and tailings facilities.

5.B.2	Current Technical Report

The information on Topia in this section of the AIF is based on the technical report entitled “NI 43-101 Report on the Topia Mine Mineral Resource Estimates, as of July 31, 2018” prepared by Robert F. Brown, P.Eng., a “Qualified Person” (and “Topia Qualified Person”) under NI 43-101, February 28, 2019 (in this section, the “Topia Technical Report”). Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the Topia Technical Report which is available for review on SEDAR located at www.sedar.com.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	45

5.B.3	Project Description, Location and Access

Great Panther holds a 100% interest in Topia through its wholly owned Mexican subsidiary, MMR.

Topia is situated in the Sierra Madre, around the town of Topia, Durango State, Mexico, approximately 235 kilometres northwest of the city of Durango. Ground access is provided via 350 kilometres of paved and gravel road, travelling north from the city of Durango, via Highway 23 to Santiago Papasquiaro, and then west to Topia. Total travel time by road is approximately eight hours. Small aircraft flights from Culiacán and Durango service the town of Topia daily.

The property encompasses 53 contiguous concessions that total approximately 6,686 hectares. The Topia mill and office complex is located at approximately 25° 12' 54" N latitude and 106° 34' 20" W longitude.

The Topia area lies within the Sierra Madre Occidental (“SMO”), in a remote region of rugged terrain. Hillsides are quite steep with elevations ranging from 600 masl up to over 2,000 masl.

The climate is generally dry for most of the year, with a wet season from June to September, during which time 200 millimetres to 500 millimetres of rain may fall. The annual mean temperature is 17°C, but winters can be cool with frosts and light snow, particularly at higher elevations. Exploration and mining work can be conducted year-round.

Vegetation consists of thickly inter-grown bush, comprising mesquite, prickly pear, nopal and agave, giving way to pine and oak forest at higher elevations.

Land use in the area is predominantly mining, forestry and agriculture.

5.B.4	History

Mining in the region predates European colonization and was first reported in the Topia area in 1538. The first mineral concessions were granted at Topia in the early 1600s.

Production from Topia during the period spanning the latter portion of the 19th century until the Mexican Revolution in 1910 was reportedly between $10 million and $20 million. This is estimated to have been the equivalent of between 15 million and 30 million ounces of silver.

Compañía Minera Peñoles SA (“Peñoles”) acquired the mines in the district in 1944 and completed the construction of a flotation plant in 1951. Peñoles operated at Topia from 1951 to 1990 when the operations were sold to Compañía Minera de Canelas y Topia which carried on operations privately until 1999 when the mine was shut down due to low metal prices. Production for the period 1952 to 1999 totalled 17.6 million ounces of silver and 18,500 ounces of gold.

The Company acquired Topia in 2004 as noted in 5.B.1. During the second half of 2005, Great Panther refurbished and recommissioned the mill and gradually increased the throughput at the plant. At the end of 2005, the mine was put back into production, after having been on care and maintenance for the prior six years. Since 2005, the Company has undertaken the rehabilitation of many of the mines in order to re-access the Argentina, La Dura, Don Benito, El Rosario, San Gregorio, San Miguel, San Jorge, La Prieta, Cantarranas, Animas, Oliva, Las Higueras, San Pablo, Oxi, Oxidada and Recompensa veins and resample parts of the veins as part of a due diligence on sampling carried out by Peñoles. This resampling, combined with the sampling carried out by Peñoles, forms a partial basis for the current Mineral Resource estimate.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	46

Since 2006, underground exploration and production channel samples have been collected by Great Panther from all stopes and development drifts. This work included new development along the San Gregorio, El Rosario, Cantarranas, Don Benito, Las Higueras, San Pablo, Oxi, Oxidada, La Prieta and Recompensa veins. Exploration diamond drilling programs have targeted the various vein structures.

5.B.5	Geological Setting, Mineralization and Deposit Types

The Topia district lies within the SMO, a north-northwest-trending belt of Cenozoic-age rocks extending from the US border southwards to approximately 21°N latitude. The belt measures roughly 1,200 km long by 200 km to 300 km wide. Rocks within the SMO comprise Eocene to Miocene age flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The property is underlain by a kilometre-thick package of Cretaceous and Tertiary andesite lavas and pyroclastic rocks which are, in turn, overlain by younger rhyolitic flows and pyroclastics. The volcanic sequence is transected by numerous faults, some of which host the mineralized veins in the district. There are two sets of faults: one striking 320° to 340° and dipping northeast and the other striking 50° to 70° and dipping steeply southeast to vertically. The northeast-trending faults are the principal host structures for precious and base metal mineralization.

The mineral deposits at Topia are adularia-sericite-type, silver-rich, polymetallic epithermal veins. Silver-gold-lead-zinc mineralization is found in fissure-filling veins along sub-parallel faults. Mineralization within the veins consists mainly of massive galena, sphalerite, and tetrahedrite in a gangue of quartz, barite, and calcite. The vein constituents often include adularia and sericite, and the wider fault zones contain significant proportions of clay as both gouge and alteration products.

Ore minerals occur as cavity-filling masses, comprising millimetre-scaled crystals of galena and sphalerite. No definitive metal zoning has been discerned, but the lower parts of the mines are reported to contain higher gold content than at higher elevations.

The veins range in thickness from a few centimetres to three metres. They are very continuous along strike, with the main veins extending more than four kilometres. The Madre vein has been mined for 3.5 kilometres and the Cantarranas vein for 2.4 kilometres. Many of the other veins have been mined intermittently over similar strike lengths. Vertically, the veins grade downward to barren coarse-grained quartz-rich filling and upwards to barren cherty quartz-calcite-barite vein filling. The main host rock is andesite of the Lower Volcanic Series, which is usually competent, making for generally good ground conditions within the mine. In wider sections, with greater clay content and/or zones of structural complexity, ground conditions are less favourable.

5.B.6	Exploration

Exploration work carried out at Topia by Great Panther has comprised diamond drilling, chip sampling, mapping, and underground development. The underground drilling from 2006 to 2014 was focused on short term production and local expansion of the mineralized veins in all mining areas at Topia. Typically, these include interpretation of fault offsets, gaining a better understanding of multiple splays from the primary veins, and a better understanding of grade/width of veins before exploitation. Underground drilling re-commenced in July 2018 and is ongoing as of the date of this AIF.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	47

5.B.7	Drilling

Great Panther has been diamond drilling at Topia since 2004. Drill programs were planned and supervised by personnel employed by the Company, its subsidiaries, and/or contractors. The surface drilling programs conducted from 2004 to 2012 and in 2017 were carried out under contract. Underground drill programs were carried out by Topia drillers. Core logging and collar surveys were carried out by Great Panther personnel. All surface holes are NQ-size, although some surface holes were collared as HQ (6.35 cm diameter) and reduced to NQ. Underground drill holes are A size core.

Core logs, sample intervals, and surveys are entered into a Microsoft SQL database using a proprietary logger. The database is managed and validated by Great Panther mine staff, with the assistance of exploration personnel based in Vancouver.

The core logging and sampling is carried out within a fenced compound at the mill site. Access to the core is restricted to Great Panther employees or contractors. The core shack and sampling facility are adequately equipped and secure. Core recovery in those sections reviewed by the Topia Qualified Person was appropriate, and the sampling was done correctly.

5.B.8	Sampling, Analysis and Data Verification

Sampling comprises both diamond drill and channel samples. Drill holes provide a reliable indication of the vein locations but drifting and raising on vein was required to fully evaluate the quantity and grade of the Mineral Resources.

The channel sampling was conducted either across the back or at waist height across the drift face using a hammer and moil. The protocol for sample lengths was that they were to be no longer than two metres. Sample spacing was in the order of 1.5 metres to 2.5 metres in the more densely sampled areas. The veins tend to be very steeply dipping to vertical, and so these samples are reasonably close to representing the true width of the structure.

The channel samples were processed and assayed at the Topia laboratory. Samples were dried, crushed in two stages, riffle split and pulverized. A sample was taken from the pulp and weighed, while the rest was kept in storage. Samples were analyzed for gold and silver by fire assay and gravimetric finish, or for base metals by atomic absorption.

Diamond drill core samples were marked on the core by geologists. Samples did not cross lithological limits and their lengths were constrained to within a minimum of 10cm and a maximum of two metres. Mineralized structures and the material adjacent to them were always sampled. For sets of veins with less than five metres separation, the material between veins was sampled entirely. Samples were taken using a diamond saw to split the core. The samples were prepared at the Topia laboratory.

The total database encompasses three components: diamond drilling, production channel sampling, and the historical development channel sampling completed by the former owner, Peñoles. All three datasets were variably used in the modeling of the various veins and vein splays. Peñoles data in certain mines were minimal.

In the opinion of the Qualified Person at the time, the sampling at Topia was conducted in an appropriate fashion using techniques that are commonly used in the industry. The samples were properly located and oriented and were representative of the mineralization. Assaying is being conducted using conventional methods, in facilities that are properly configured and managed. Performance of the laboratory is being monitored by both internal QA/QC protocols and comparison with an external laboratory.

All phases of the sampling, transport and assaying were carried out under the supervision of Great Panther authorized personnel or authorized contractors. The Topia lab and core handling facility are enclosed within the mill compound, which was constantly supervised and reasonably secure. The sample preparation, analysis, and security procedures at Topia were adequate and consistent with common industry standards.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	48

5.B.9	Mineral Resource Estimates

The estimate of Mineral Resources was last completed for Topia with an effective date of July 31, 2018 (refer to the corresponding Topia Technical Report dated February 28, 2019 filed on SEDAR).

		Grade
Classification	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Measured	310,600	474	1.36	4.02	4.20
Indicated	165,300	436	1.34	3.57	3.79
Total Measured and Indicated and Average Grades	475,900	461	1.35	3.87	4.06
Inferred	400,400	434	1.34	2.86	2.97

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; 1522 - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3; Animas - 3.02t/m3; San Miguel - 2.56t/m3.
3.	NSR cut-offs include 1522 Mine $193/t, Argentina Mine $172/t, Durangueno Mine $144/t, Recompensa Mine $151/t, Hormiguera Mine $152/t, El Rosario Mine $173/t, La Prieta $235/t, Animas $149/t, and San Miguel $248/t.
4.	Totals may not agree due to rounding.
5.	A minimum mining width of 0.30 metres was used.
6.	Mineral Resources are estimated using metal prices of: $1,225/oz Au, $15.50/oz Ag, $1.00/lb Pb, and $1.15/lb Zn.
7.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The resources were estimated from seven area-specific block models. A set of 52 wireframes representing the mineralized zones (veins) served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) gold, silver, lead and zinc grade interpolations. Each block residing at least partly within one of the 52 wireframes received a grade estimate.

5.B.10	Mineral Reserve Estimates

There are no Mineral Reserve estimates for Topia.

5.B.11	Mining Operations

Topia consists of several mines, which comprise Argentina, 15-22, San Miguel, 9 North, San Juan, Recompensa, Hormiguera, El Rosario, La Prieta, El 80, and Durangueno.

Mining at Topia generally consists of development along very narrow veins. Mining is selective using jacklegs, however, where possible, mechanized cut and fill is deployed. All mines are accessed via adits and ramps, although internal passes are constructed to access the upper and lower ore zones. Rock integrity at the mines at Topia is considered favorable, but on rare occasions roof support, in the form of rock bolting, and occasionally wire mesh, is required.

Mining is conducted by contractors and in-house miners sourced from nearby communities and outside cities, and utilizes equipment owned mostly by the Company. Mine contractors and equipment are alternated between the mines to accommodate the variations in production plans.

For the narrower veins at Topia, mining is conducted by overhand cut and fill stoping with resuing to selectively mine the mineralized material separate from the waste to minimize dilution. Drilling is performed with jackleg drills and mineralized material is hand mucked in the stope and dropped down timber crib muck passes which are developed upwards as the stoping advances. Mineralized material is hand sorted at the face so that only the higher-grade material is removed from the stope. Worker access and ventilation is provided in timber crib man-ways adjacent to the muck passes. The level interval for the stopes is typically 40 m.

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The use of ground support in the small tunnels and narrow stopes is infrequent as the small headings require little support.

From the muck passes the mineralized material is pulled via manual chutes, loaded into small rail cars and hand trammed to a stockpile at the portal. At the surface ore stockpile, the mineralized material may again be hand sorted to remove waste material. The mineralized material is then picked up by front end loader and loaded into highway-style 10 ton to 20 ton capacity dump trucks to be hauled to the mill.

Along the Argentina and Don Benito veins, in the Argentina and 15-22 Mines respectively, there are significant areas with vein widths ranging from 0.5 to 1.0 metre. In these wider areas, mechanized cut and fill mining is applied with resuing to control ore dilution with waste. Mobile equipment used includes small 2 cubic yard LHDs for development and 1 cubic yard and 0.5 cubic yard LHDs for mucking in the stopes. Development access is provided via decline. Ground support consists of rock bolts and mesh as required.

Sublevels are 40 metres apart in the mechanized cut and fill areas. Waste is either generated from material beside the vein, which is blasted separately from the mineralized material, or elsewhere from waste development within the mine to remain as backfill.

Lifts in the mechanized cut and fill stope are taken with horizontal holes (breasting) instead of drilling uppers (which is more productive) since it generates a ragged back leading to problems with ground support.

Mineralized material is hauled from the mechanized cut and fill stopes by LHD and then loaded into a truck for haulage to the mill.

5.B.12	Processing and Recovery Operations

The mill employs conventional crushing, grinding, and flotation to produce lead and zinc sulfide concentrates. The operation normally runs seven days a week, 24 hours per day, with a weekly maintenance shift. The conventional wet tailings handling system was transitioned to dry stack by construction of a filtration facility that commenced operation in 2017.

5.B.13	Infrastructure, Permitting and Compliance Activities

Topia is a relatively small town of approximately 3,500 people. However, a good portion of the population has worked in mining and there is a good local source of labour. The town is serviced by road, chartered air service, power grid, telephone, and a high-speed microwave communication system. There are restaurants, hostels, and medical services; however there are no banks or automated banking machines. Great Panther uses a microwave point-to-point service for telephone and internet, and also maintains fixed telephone lines for redundancy. Water is available from numerous springs, streams and adits.

The surface and underground infrastructure at Topia includes the following:

•	Extensive underground workings;

•	Multiple adits from surface as well as raises, drifts, cross-cuts, sub-levels and ramps;

•	Mine ventilation, dewatering and compressed air facilities;

•	Conventional and mechanized underground mining equipment;

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•	Mine, geology, processing and administrative offices;

•	A flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells and concentrate dewatering circuit;

•	A tailings filtration and dry stack storage facility; and

•	Connection to the national grid for the supply of electric power.

There are no known environmental liabilities associated with the mineral claims, other than the provision recognized on the Company’s Statement of Financial Position for the estimated present value of future reclamation and remediation associated with the future retirement of Topia.

All permits are in place for Topia, the latest being the permit issued by SEMARNAT in December 2017 for use of the Phase II TSF for deposition of filtered tailings. Phase II is a dry stack operation using filter cake with an underdrainage system to assist in removing water from Phase I. The deposition includes stacking and compaction of the material.

Phase I of the TSF was closed and contoured during 2018. Based upon recommendations from an independent consulting firm, three additional instrumentation stations in the footprint of the TSF were put in place in 2019 for the purposes of continuous monitoring.

An independent consulting firm will continue to perform an annual review of Phase I, as well as conduct geotechnical reviews and provide design considerations for Phase II.

On March 9, 2020, the Company announced it had temporarily ceased tailings deposition at its Topia Phase II TSF following receipt of a report on the TSF from the independent tailings management and geotechnical consultants engaged by the Company to evaluate the TSF. The report recommended that stacking of tailings of the Phase II area of the TSF be discontinued based on evidence of mass movement underlying Phase I and Phase II of the TSF. Mining and processing activities are expected to continue uninterrupted until the end of April 2020, with tailings being deposited at alternative temporary locations.

The Company is continuing discussions with geotechnical consultants regarding ongoing observations and assessments, while monitoring ongoing conditions at the TSF. The Company is implementing precautionary measures to mitigate the risk of movement of the TSF material, including notification and relocation of certain inhabitants who moved back to live below the TSF after having previously been relocated away from the TSF. Alternatives to minimize any potential cessation of processing activities in 2020 are being evaluated, including re-commencement of tailings deposition at the Phase II TSF (if satisfactory mitigation measures can be achieved), and prioritizing of permitting for the Phase III TSF. Phase III is on top of the old Peñoles TSF and the stacking of filtered tails would also form part of the remediation work required for this TSF. As at the date of this AIF, the Company expects it can obtain the necessary permit within the next three to six months, but cannot provide complete assurance. Both of the Phase II (if available) and Phase III TSFs have dry stacking capacity for several years. There is no assurance that the Company will be able to resume depositing tailings at Phase II.

If the aforementioned alternatives are not in place by the end of April, mill processing activities will temporarily cease until either Phase III is permitted or suitable mitigation of Phase II can be achieved.

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the PROFEPA and by the Company of the permitting status for all of Topia operations, environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, Topia was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2021 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance..

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	51

5.B.14	Operating Costs

Operating costs at Topia were as follows:

	2019					2018
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1 [1]
Cost per tonne milled	$ 213	$ 201	$ 213	$ 230	$ 206	$ 180	$ 176	$ 184	$ 162	196
Cash cost	$ 12.09	$ 11.31	$ 12.35	$ 13.88	$ 10.50	$ 6.90	$ 7.54	$ 7.77	$ 4.72	7.48
Cash cost per Ag eq oz	$ 13.14	$ 12.46	$ 13.13	$ 13.98	$ 13.02	$ 10.82	$ 10.80	$ 10.46	$ 10.77	12.94
AISC	$ 15.35	$ 13.71	$ 16.66	$ 16.55	$ 13.94	$ 8.50	$ 9.13	$ 9.73	$ 6.71	8.27
AISC per Ag eq oz	$ 14.96	$ 13.82	$ 15.65	$ 15.48	$ 14.74	$ 11.67	$ 11.64	$ 11.48	$ 11.93	13.41

Cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, and AISC per Ag eq oz are non-GAAP measures. Reconciliations of these measures to the figures presented in the Company's audited financial statements are presented in the "Non-GAAP Measures" section of the Company's Management Discussion and Analysis (the “MD&A”) for the years ended December 31, 2019 and 2018. Cash cost is net of by-product credits and the MD&A provides explations for year-over-year variances for certain of the cost metrics disclosed in the table.

5.B.15	Production, Exploration and Development

5.B.15.a	Production

The Company has established a Life of Mine (“LOM”) estimate for Topia of 4.0 years as at December 31, 2019 for the purposes of depleting the current mineral inventory. This LOM estimate does not take into account any additional resources which may be discovered through recent and future exploration drilling. The Company re-evaluates its LOM estimate on an annual basis. The Company will commence reclamation and remediation at Topia shortly before the end of its mine life and carries a provision of $4.7 million to cover these costs. The provision is based on a closure cost estimate discounted to present value. If no further resources are defined, reclamation and remediation at Topia are anticipated to commence in 2024 and continue through to 2047. However, the timing and amount of reclamation and remediation is subject to future changes in the LOM estimate. For example, the addition of resources through recent and future exploration drilling could extend the LOM estimate.

During 2018 and 2019, 1.5 million Ag eq oz and 1.8 million Ag eq oz, respectively, were produced at Topia. For 2020, the Company has not provided any production outlook or guidance due to the matter regarding the TSF noted in 5.B.13.

1 Milling opverations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. Consequently, cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, are not meaningful (“nm”) for this period.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	52

Production figures – Topia Mine

Year	Tonnage (Tonnes)[1]	Silver (Oz)	Gold (Oz)	Lead (Tonnes)	Zinc (Tonnes)
2006	22,445	208,004	406	627	742
2007	33,605	279,441	643	735	847
2008	35,318	366,199	812	876	1,074
2009	30,045	437,079	403	871	1,057
2010	38,281	515,101	597	1,092	1,358
2011	46,968	535,881	500	941	1,315
2012	56,098	555,710	573	962	1,477
2013	62,063	631,235	651	1,116	1,673
2014	67,387	667,636	555	1,154	1,675
2015	65,387	677,967	614	1,198	1,850
2016	55,836	574,031	612	1,033	1,496
2017	53,745	595,721	999	1,291	1,757
2018	73,605	761,107	1,087	1,958	2,361
2019	79,257	938,581	1,344	1,960	2,576
Total	720,040	7,743,693	9,796	15,814	21,258

5.B.15.b	Exploration and Development

Development plans for Topia during 2020 are limited to ongoing underground mine development and exploration drilling in the normal course of operations.

5.C.	TUCANO

The Company is providing the following information which includes summary information based on the “Technical Report on the 2019 Mineral Reserves and Mineral Resources of Tucano, Amapa State, Brazil” as filed on SEDAR on March 25th 2020 (the “2019 Tucano Technical Report”). The contents of the Technical Report are also incorporated by reference into this AIF.

Additional information in connection with both Beadell and Tucano can be found in the Company’s business acquisition report filed on SEDAR under Canadian securities laws.

1 Includes purchased ore tonnes milled. Excludes custom milled tonnes.

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5.C.1	Overview

Great Panther owns a 100% interest in Tucano through its wholly-owned subsidiary, Mina Tucano Ltda. Tucano consists of open pits which deliver ore to a 3.6 million tonnes per annum processing plant located at Tucano and has exploration licences and mining concessions spread across approximately 2,500 square kilometres.

Gold production for 2019 (from the March 5, 2019 date of acquisition) was 105,561 ounces an AISC of $1,374 per ounce and a total of 19,343,355 tonnes of material was moved.

5.C.2	2019 Tucano Technical Report

The following information regarding Tucano is derived from 2019 Tucano Technical Report was prepared by RPA, now part of SLR Consulting Ltd., as retained by Great Panther. The purpose of the 2019 Tucano Technical Report is to support the disclosure of the Mineral Resource and Mineral Reserve estimates for Tucano as of September 30, 2019. The report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

The following is a summary only of the information regarding Tucano and is supported by the 2019 Tucano Technical Report. This summary is qualified by reference to the entire 2019 Tucano Technical Report and is subject to all qualifications, assumptions and procedures set out in the report and is qualified in its entirety by reference to the report. Readers seeking additional detailed information on the 2019 Tucano Technical Report are encouraged to review the entire 2019 Tucano Technical Report. References to the “Property” in the discussion below are to Tucano.

Capitalized terms used in the discussion below that are not defined have the meaning prescribed to them in the 2019 Tucano Technical Report and related exhibits.

Qualified Persons for the Tucano Technical Report

RPA was responsible for managing and preparing the Tucano Technical Report with inputs from the following Qualified Persons: Reno Pressacco, M.Sc. (A), P. Geo., Jason J. Cox, P. Eng., and Goran Andric, P. Eng. of RPA; and Fernando A. Cornejo, M.Eng., P. Eng., Neil Hepworth, M.Sc., C. Eng. MIMMM, and Marcelo Antonio Batelochi, MAusIMM (CP) of Great Panther.

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5.C.3	Project Description, Location and Access

Tucano comprises 49 mineral rights concessions and leases totalling 261,621 ha. The surface rights for five of the mineral rights concessions have also been secured by agreement. These surface rights agreements are sufficient to cover the existing mining operations at the Mine.

In addition to the Mining Concession (851.676/1992) and Exploitation Application (850.865/1987), Great Panther holds approximately 251,000 ha of contiguous exploration tenements. This ground area spans a strike length of approximately 100 km of Paleoproterozoic greenstone terrain and is 100% Great Panther owned.

Tucano is located in Amapá State, Brazil, at latitude 0.85°N and longitude 52.90°W. The mine is approximately 200 km from Macapá, the state capital, and is accessible by the Brazilian federal highway BR-210, or by chartered aircraft. The access comprises:

•	Sealed road for approximately 100 km, from the city of Macapá to Porto Grande.

•	Unsealed road from Porto Grande to Pedra Branca do Amapari, approximately 75 km.

•	Unsealed road from Pedra Branca do Amapari to the site, approximately 17 km.

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5.C.4	History

Anglo American Plc discovered a mineralized shear zone in 1994, undertook extensive exploration between 1995 and 2002, and through AngloGold, completed an Feasibility Study (“FS”)   of the oxide Mineral Resources in October 2002.

In May 2003, Tucano  was acquired by EBX Gold Ltd (EBX). EBX carried out a FS for the oxide mineral resources and a Pre-Feasibility Study (PFS) for mining the sulphide mineralization.

In January 2004, Tucano was acquired by Wheaton River Minerals Ltd (which later merged with Goldcorp Inc (Goldcorp) in 2005). Mine construction began in July 2004, with the first gold poured in late 2005. Goldcorp sold Tucano to Peak Gold Limited in April 2007.

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The operation did not reach the predicted gold production due to issues related to the clayey nature of the saprolite mineralization. In response, metallurgical test work was conducted during 2007 to investigate the potential improvements of installing a wash-plant to remove fines and clays to improve heap percolation. Given that the results from the test work were inconclusive, and considering the relative amount of oxide resource available, the plans for an integrated wash-plant and oxide and sulphide milling circuit were put aside in favour of a milling and carbon-in-leach (CIL) circuit to treat predominantly sulphide, and remnant oxide material.

Tucano was later operated by Mineração Pedra Branca do Amapari, a company created in 2003 by EBX, as a heap leach operation until January 2, 2009, when it was placed on care and maintenance due to the inability to treat transition material (not fully oxidized) in the deeper portions of the pits.

Until the closure of Tucano in 2009, mining operations extracted 8.8 (Mt) of ore from four areas, Tap AB (pits 1, 2, and 3), Tap C, Tap D, and Urucum. Total gold production from the heap leach operations was approximately 316,000 ounces of gold.

In 2010, Beadell, through Beadell Brasil, a wholly owned subsidiary, acquired Tucano and commenced construction of a CIL plant to augment the existing process infrastructure. Mining and stockpiling of ore commenced in 2011 and the CIL plant was commissioned in November 2012. Beadell upgraded the plant from 2018 to 2019 including a ball mill, pre-leach thickener, leach tank, and oxygen plant.

Great Panther acquired Tucano in March 2019 and holds a 100% interest.

5.C.5	Geological Setting, Mineralization and Deposit Types

The South American Precambrian Shield comprises approximately 50% of the bedrock in Brazil and consists of major Proterozoic deformation zones surrounding cratonic nuclei of Archean age. The three principal cratons are the Guyana Craton in the north, the Amazon (or Guapore) craton immediately south of the Amazon River, and the São Francisco Craton situated between the Amazon Craton and the coast. The cratons are mostly a granite gneiss complex including some highly metamorphosed supracrustal belts, of which greenstone belts represent a small portion. Remoteness and lack of outcrops due to deep weathering prevent detailed stratigraphic and structural mapping across most of the greenstone belts. However, stratigraphic and structural elements typical for greenstone belts worldwide are well recognized in most South American examples.

The mineralization at Tucano occurs in a series of deposits over a seven-kilometre strike length associated with a north-south trending shear zone occurring coincident with a north-south line of topographic ridges. From south to north, these deposits have been named Tap A, B, C, and Urucum. Tap D is a separate structure in the west. Higher grades are associated with the more intensely hydrothermally altered rocks.

Deep weathering is present in most of the deposits with high grade mineralization extending to the surface through a layer of colluvium several metres thick. Gold mineralization can be found in the fresh rock at depth, in the saprolite zone created by in-situ weathering of the underlying rocks, and in colluvial deposits which overlie the saprolite mineralization as a blanket, spreading out over the hill slopes.

Sulphide zones follow shear plane foliation, often crosscutting the BIF and other host meta-sediments and as bedding parallel lenses dipping either east or west along the limbs of the folded BIF units. Outside the shears and faulted zones, host rocks are poor in sulphide and gold. The accumulation of auriferous massive and/or disseminated sulphides in zones of fractures and folds, and forming plunging mineralized shoots, often crossing lithological contacts, suggests an epigenetic event.

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The gold mineralization at the Urucum and Tap AB deposits is observed to be related to elevated abundances of pyrrhotite that occurs in both stratiform and cross-cutting relationships with the host rocks. The primary host rock has been a Banded Iron Formation (BIF), with other host rocks containing lesser quantities of gold.

Digital interpretations of the distribution of the gold mineralization for the Urucum and Tap AB deposits were prepared by RPA using Seequent Limited’s Leapfrog software package. The mineralization wireframes were created using a nominal cut-off grade of 0.5 g/t Au across a minimum width of three metres to align with the cut-off grade and minimum width criteria that are currently being employed by the Mine staff for establishing the ore/waste dig packets at the Urucum deposit.

Review of the resulting contoured grade longitudinal sections for the selected lodes at the Urucum deposit suggests that, in general, the higher gold grades occur as small pockets up to a few tens of metres in size. In places, these higher-grade pockets are contained within broader, lower grade zones which locally exhibit shallow northerly plunges. Flat-lying plunges, and steep southerly plunges are also suggested on a more local scale.

The down-plunge limits of many of the higher-grade mineralized shoots at Urucum do not appear to be defined by drilling in the wireframes examined.

Examination of the grade distribution for wireframe S03 of the Tap AB deposit reveals that this wireframe has been systematically evaluated by diamond drilling at a spacing of approximately 50 m x 50 m to a depth of approximately 200 m below the current mining surface. The density of drill hole and sample information increases at shallow levels where information from grade control drilling programs is available. The drilling has identified several zones of elevated gold grades. In general, these higher-grade zones appear to be oriented along a moderate to steep north plunge. The higher-grade zones located immediately below the mining surface in the AB 1 portions of the zone occur as pods approximately 25 m to 50 m in size.

The down-plunge limits of many of the higher-grade mineralized shoots within the S03 wireframe of the Tap AB deposit do not appear to be defined by drilling in the wireframes examined.

5.C.6	Exploration

Exploration work on the property by previous operators includes geological mapping, rock and soil sampling, ground and airborne geophysical surveys, petrophysics, and diamond drilling with detailed core logging. The focus of the exploration programs has been towards identifying and delineating mineralized gold zones for subsequent production activities. Additional exploration activities have been carried out elsewhere on the property to evaluate selected exploration targets for their potential of hosting new gold mineralized zones.

5.C.7	Mineral Resources

The Mineral Resources for Tucano include contributions from four deposits as well as material contained within various stockpiles present throughout the property. The Mineral Resources from these four deposits are composed of mineralized material that is envisioned to be extracted by both open pit and underground mining methods. Gold mineralization is contained within oxidized lithologies as well as their fresh, un-weathered equivalents.

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Updated grade-block models were prepared for the open pit component of the Urucum deposit, as well as the open pit and the underground component of the Tap AB deposit using drill hole, sample information, and topography that was current as of September 30, 2019. The underground component of the Mineral Resource estimate for the Urucum North deposit was prepared from a grade-block model that used the drill hole and sample information that was current as of November 2, 2015. Drilling completed since the 2015 was reviewed and in RPA’s opinion does not materially impact the Mineral Resource estimate.

MINERAL RESOURCE ESTIMATE AS OF SEPTEMBER 30, 2019

Category	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Measured
Open Pit	1,775	1.76	100
Underground	-	-	-
Surface Stockpile	3,786	0.61	74
Total Measured	5,562	0.97	174
Indicated
Open Pit	4,521	2.32	338
Underground	3,399	4.1	448
Surface Stockpile	-	0	-
Total Indicated	7,920	3.09	786
Measured & Indicated
Open Pit	6,296	2.16	438
Underground	3,399	4.1	448
Surface Stockpile	3,786	0.61	74
Total Measured & Indicated	13,482	2.22	960
Inferred
Open Pit	18	3.21	2
Underground	11,646	2.16	810
Surface Stockpile	-	0	-
Total Inferred	11,664	2.16	812

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Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at various cut-off grades depending on mining method and mineralization style.
3.	Mineral Resources are estimated using a long-term gold price of US$1,500/oz Au, and a US$/Brazilian real (BRL) exchange rate of 3.8.
4.	A minimum mining width of 3 m was used for preparation of mineralization wireframes for the Urucum open pit and Tap AB open pit and underground Mineral Resources.
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resource statements are prepared using constraining surfaces and volumes for open pit and underground Mineral Resources, respectively.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.

5.C.8	Mineral Reserves

The Mineral Reserve estimate for Tucano conforms to the CIM (2014) definitions as incorporated by reference into NI 43-101. To convert Mineral Resources to Mineral Reserves, RPA applied modifying factors of dilution and mineral extraction to only the Measured and Indicated categories of the Mineral Resource. Inferred Mineral Resources are not included in the Mineral Reserves. Tucano consists of both open pit and underground Mineral Resources for which Mineral Reserves have been independently estimated.

The Mineral Reserve statement for Tucano is presented in the table below. The open pit estimate is based on the newly developed 2019 resource block models as described in Section 14. This Mineral Reserve estimate includes open pit mining in Urucum, Tap AB, Urucum East, and Duckhead and underground mining in the Urucum deposit.

MINERAL RESERVE ESTIMATE AS OF SEPTEMBER 30, 2019

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Proven
Open Pit	1,212	1.79	70
Underground	189	3.78	23
Surface Stockpiles	2,446	0.71	56
Probable
Open Pit	3,297	2.20	233
Underground	1,976	4.17	265
Surface Stockpiles	-	-	-
Proven & Probable
Open Pit	4,509	2.09	302
Underground	2,164	4.13	288
Surface Stockpiles	2,446	0.71	56
Total Proven & Probable	9,119	2.20	646

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Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.

Open pit Mineral Reserves are estimated within designed pits above marginal cut-off grades that vary from 0.51 g/t Au to 0.62 g/t Au for oxide ore and 0.65 g/t Au to 0.72 g/t Au for sulphide ore. The cut-off grades are derived based on a gold price of US$1,250/oz Au and operating costs sourced from the current operations and mining contracts at an US$/BRL exchange rate of 3.8:1.

3.	Mineral Reserves incorporate estimates of dilution and mineral losses.
4.	Underground Mineral Reserves were estimated using an incremental cut-off grade of 2.4 g/t Au.
5.	A minimum mining width of 20 m was used for open pit Mineral Reserves and 3 m was used for underground Mineral Reserves.
6.	The Mineral Reserve estimate includes stockpile inventory.
7.	Average metallurgical process recovery: 93%.
8.	Bulk density is 2.19 t/m3.
9.	Numbers may not add due to rounding.

As of the effective date of the MRMR, after adjustments for mining depletion since June 30, 2017, Mineral Reserves are estimated to be approximately 646,000 gold ounces, a decline of approximately 489,000 gold ounces relative to the June 30, 2017 estimate. Mineral Resources (excluding Mineral Reserves) declined by approximately 500,000 gold ounces. Based on a preliminary analysis of the updated Mineral Reserve estimate (without consideration of resource conversion or underground mining), the Company estimates that its current open pit Mineral Reserves will continue to be mined to the fourth quarter of 2021.

Mining Operations

Open Pit Mining

The Mine is a mature open pit mining operation in a steady state of mining production. The operations are sufficiently established to provide the basis of much of the technical and economic inputs required for this study.

Individual pit shell selection was made based on a gold price of US$1,250/oz Au for Urucum Central South and Urucum Central North, US$1,350/oz Au for Tap AB 1, Tap AB 3 and Duckhead, US$1,450/oz Au for Urucum North and Urucum East, and US$1,500/oz Au for Urucum South. These pit shells were used to guide the ultimate pit design.

The mine planning block model is based on the resource model regularized to the minimum practical size dig block (i.e., selective mining unit), that can be selectively excavated by mining equipment currently employed on site. Each block in the regularized model contains the quantities of diluted mineralized tonnes and grades including the tonnages of mining dilution and ore loss, where ore loss (%) = 100% - mining recovery (%). Mining dilution comprises internal dilution inherited during the model regularization and external (contact) dilution resulting from geological/geometric contacts with waste rock.

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Geotechnical and pit design parameters are based on data, information, and results from previous geotechnical studies and incorporate the pre-split drilling and controlled blasting. There is a risk that the failure to attain the design pit slopes could result in pit wall instability and the loss of ore at the pit bottom.

All pits have been designed with 4 m operating bench heights. To maximize ore selectivity and minimize dilution, it is expected that ore will be mined on 4 m benches.

The catch-berms in fresh rock are stacked at 24 m intervals (Urucum) and 20 m intervals (other pits). It is believed that it may be possible in some higher elevation areas to mine fresh waste rock on 8 m or 12 m high benches, which is more cost effective and may facilitate higher pit sinking rates in terms of vertical metres per year. This is considered a future opportunity that has not been incorporated into the base case mine plan.

The ultimate pit design contained sufficient run-of-mine (ROM) quantities to support a 10,000 tonnes per day (tpd) processing rate proposed to achieve by late 2021. ROM quantities and plant feed estimates are based on Measured and Indicated Mineral Resources. The open pit Mineral Reserves are included in eight pits, with two largest pits, Urucum and Tap AB containing 95% of the total open pit Mineral Reserves. Oxide ore contributes 22% of the total open pit ore mined. The LOM average strip ratio is 6:1.

Mine waste dumps are located adjacent to the pits, to minimize hauling requirements. Waste dumping platforms are laid out to facilitate dump re-sloping at mine closure.

The LOM production schedule has been prepared quarterly based on the mining activities commencing in Q4 2019. The pit production is founded on mining the ultimate pit bench-by-bench without phases or subdivisions. The LOM pit mining rate averages approximately 66,000 tpd and includes both mineralization and waste material.

OPEN PIT LOM PRODUCTION SCHEDULE

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The plant feed comprises the ROM ore from the pit and from the stockpiles. The pit ROM production is projected to be a direct feed to the crusher, complemented with the ROM from the stockpiles re-handled on as needed basis.

The contract-operated mining is carried out using conventional open pit methods, consisting of the following activities:

•	Drilling performed by conventional production drills.
•	Blasting using emulsion explosives and a downhole delay initiation system.
•	Loading and hauling operations performed with hydraulic shovel, front-end loader, and rigid frame and articulated haulage trucks.

Open pit mining is currently being undertaken by a mine contractor U&M, one of the largest mining contractors in Brazil. The mining operations are based on the use of hydraulic excavators and a haul truck fleet engaged in conventional open pit mining techniques. Excavated material is loaded to trucks and hauled to either the ROM, ore stockpiles, or the waste dump.

The Company’s personnel monitor the mining contractor and provide engineering support including survey and grade control. Operations run 24 hours per day, seven days a week, on an eight-hour shift rotation. The open pit is scheduled to operate 365 days per year, 24 hours per day and the U&M work schedule utilizes four crews working eight-hour shifts.

Equipment productivity and utilization factors and equipment operating hour estimates are based on seasonal conditions (dry, transitional, or wet season during the calendar year), rock type, and various mining conditions including different bench mining width and ramp width.

The mine manpower at the end of September 2019 is estimated at approximately 1,500 employees. This includes owner’s and contractor’s workforce. The ongoing pit operations will require this level of manpower for most of the next two years.

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Open pit operating costs are estimated to average BRL13.35/t mined ($3.51/t moved at a BRL/US$ exchange rate 3.8:1) and includes owner and contract mining operating costs. The cost is estimated based on material quantities and unit costs supplied from existing operations comprised of actual 2019 operating costs, projected operating costs, and the current mining contracted rates. The pit operating cost estimate was developed based on cost for drilling, blasting, loading, and hauling and includes labour costs and costs for consumables (diesel, explosive, parts, etc.).

Underground Mining

The underground mine project is located below the Urucum North open pit. Access would be via a portal located at the north end of the Urucum North pit. A portal on the south would be mined to provide access to the ventilation shaft on the south. The mine layout is based on the following criteria:

•	Twin declines accessing the north and south parts of the orebody.

•	Portal situated on the north side of the Urucum North open pit.

•	North and south exhaust ventilation raises.

•	20 m sublevel interval.

•	Stopes accessed by a footwall drive and crosscuts on every sublevel.

•	Decline development initiates in Year 1.

•	Mine plan targets Measured, Indicated, and Inferred Mineral Resources down to 500 mRL (750 metres below sea level (mbs)).

Geotechnical data from an infill drill program below the Urucum North Pit indicates that the ground conditions at the Urucum North are suitable for open stoping mining methods. Furthermore, stopes measuring 50 m in length and 20 m in height will be feasible. It will be possible to mine multiple benches simultaneously in the same ore block. As the ore lodes are steeply dipping and relatively narrow, they are suitable for longitudinal longhole open stoping.

Up-hole retreat will be used in the upper levels of the northern part of the mine. This method permits ore production to commence early in the LOM schedule because mining proceeds in a top-down sequence. Moreover, it can achieve high rates of production as backfill is not required in the mining cycle. A disadvantage of the method, however, is that it requires leaving rib pillars for supporting the sidewalls, which results in an 86% ore recovery.

Conventional Avoca will be used for mining the remainder of the orebody. It permits high ore recovery as it does not require leaving pillars along strike. A pastefill plant will not be needed as the method uses rockfill for backfilling. The Tucano site has an abundance of stockpiled waste from open pit mining available as a source of rockfill.

Sill pillars will be left between ore blocks to permit simultaneous production in multiple mining elevations. These pillars will be partially recovered (estimated at 65% recovery) towards the end of the mine life using Up-hole retreat. As additional information about the resource is acquired, it should be possible to reposition some of the sill pillars in low-grade zones.

The mine design uses a 20 m sublevel interval. This sublevel interval favours accurate drilling of longholes, which will help minimize dilution. The ore drives will be 5 m high; consequently, the typical height of an Up-hole Retreat stope or Avoca bench will be 15 m. A minimum mining width of 2.0 m has been assumed.

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With assumed skin dilution of 0.5 m from each of the footwall and hanging wall, the actual minimum stope width will be 3.0 m.

The design of the declines allows the mobile equipment to access each of the production levels. Footwall drives and crosscuts on the sublevels provide access to the stopes. The cross-sectional dimensions of the declines and crosscuts will be 5.0 m high x 5.0 m wide, which is adequate for accommodating Volvo AD35 articulated trucks. The ore drives will have a cross-section of 5.0 m high x 4.0 m wide, which is enough for 10-tonne-capacity LHDs as well as the proposed production drill. The trucks will not enter the ore drives.

The following assumptions, based on industry benchmarks, were used to determine the production and development rates and schedules:

•	Decline and crosscut advance of 140 m/month.

•	Ore drive advance of 60 m/month.

•	Production rate from stoping of 10,000 t/month for both Up-Hole retreat and Conventional Avoca.

•	Backfilling rate of 12,000 m3 per month per stope for Conventional Avoca.

The schedule is based on operating three development jumbos and two LHDs for both the north and south declines. The annual ore production tonnages vary depending on the number of production fronts that are available in any given year.

5.C.9	Mineral Processing

The new grinding configuration (semi-autogenous grinding mill+ ball mill) has allowed Tucano to increase the percentage of sulphide ore in the overall plant blend without substantially affecting their target throughput. This was done while maintaining the % passing at 75 µm to 85 µm.

The plant was originally designed to run at 3.4 million tonnes per annum (Mtpa) considering 90% Sulphide in the blend. The plant blend from May to September 2019 was close to 95% sulphide ore and 5% oxide material and the average annual plant throughput was 3.1 Mtpa, however, this annual figure was affected by lower plant availabilities (i.e. 89%) due to other issues experienced in the plant such as mill grate breakages, power issues and also, issues with the old primary crusher.

The new oxygen plant commissioned in April 2019 has contributed to higher metal recoveries, which resulted in an average gold recovery of 93% from May to December 2019.

5.C.10	Infrastructure, Permitting and Compliance Activities

Tucano is currently operating and has all of the required infrastructure to carry on operations. Additional surface infrastructure will be required to support the underground operation.

The remaining TSF capacity is 1,879 Mm3, which is sufficient for eight months from December 2019. The mine plans to extend the tailings storage capacity by commissioning three new TSFs, East Dam, East-NW Extension, and West Pond Phase 2 (WPP2), which together will provide approximately 32 Mm3 of tailings storage.

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Tucano is in possession of all licences required for the operation of the mine, mill, processing plant, and its TSFs in compliance with Brazilian regulations. There is currently one licence that is in the process of being renewed and is expected by the third quarter of 2020. While in the process of renewal the current licence remains valid.

Continuous monitoring programs are carried out at Tucano, which confirm that there are no material concerns pertaining to non-compliance.

6.	ADVANCED-STAGE PROJECTS

6.A.	CORICANCHA MINE COMPLEX ("CORICANCHA")

6.A.1	Coricancha Mine Complex

Coricancha is a polymetallic mine that includes a 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. Coricancha has been on care and maintenance since August 2013 when it was closed due to falling commodity prices. The Coricancha property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

The Company’s Peruvian subsidiary, Great Panther Silver Peru SAC (“GP Peru”), completed the acquisition (the “Coricancha Acquisition”) of all of the issued and outstanding shares of Nyrstar Coricancha SA from Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V., as sellers (together “Nyrstar”) on June 30, 2017 (the “Completion”). Nyrstar Coricancha SA was the 100% owner of the Coricancha gold-silver-lead-zinc-copper mine and mill complex in Peru at Completion.

The Coricancha Acquisition was completed pursuant to a Share Purchase Agreement (the “SPA”) originally dated December 19, 2016, among the Company, GP Peru, Nyrstar and Nyrstar Coricancha SA (the “Original SPA”). The SPA was amended and restated on June 9, 2017 (the “Amended and Restated SPA”) and further amended by agreement dated June 28, 2017 (the “Second Amendment Agreement”).

The legal name of Nyrstar Coricancha SA., was changed to Great Panther Coricancha SA., (“GP Coricancha”) subsequent to the Coricancha Acquisition. In this AIF, Nyrstar Coricancha SA is also referred to as GP Coricancha.

6.A.1.a	The SPA

The parties entered into the Amended and Restated SPA in order to incorporate certain amendments to facilitate the reorganization of Nyrstar’s investments in Peru in connection with its planned divestitures. The amendments in the Amended and Restated SPA did not materially impact the terms of the acquisition under the Original SPA. The parties entered into the Second Amendment Agreement in order to defer payment of the initial $0.1 million portion (the “Completion Price”) of the Purchase Price (defined in 6.A.1.c below) from Completion to a date no later than five business days following the receipt of a final cost certificate from the Peruvian tax authority that related to the cost base of Nyrstar’s shares in GP Coricancha. The Second Amendment Agreement also included corresponding agreements relating to certain tax matters.

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A copy of the Original SPA was filed on SEDAR on January 13, 2017. A copy of each of the Amended and Restated Share Purchase Agreement and the Second Amendment Agreement were filed on SEDAR on July 10, 2017. Readers are advised to refer to the filed agreements for a complete description of the terms of the Acquisition. The forms of the Mine Closure Agreement, Earn-Out Agreement and Nyrstar Parent Guarantee, each as discussed below, are each included as exhibits to the Original SPA and Amended and Restated SPA. The summary of material terms of each of the agreements provided in this AIF is qualified by reference to the entirety of the SPA.

Capitalized terms used in the discussion below that are not defined have the meaning prescribed to them in the SPA and related exhibits.

6.A.1.b	Closing of the Coricancha Acquisition

The Coricancha Acquisition was completed by Nyrstar transferring all of the issued and outstanding shares of Nyrstar Coricancha SA to GP Peru. Concurrently, the following agreements were executed in accordance with the SPA and came into effect on Completion:

•	An earn-out agreement between the Company, GP Peru, Nyrstar and Nyrstar Coricancha SA, in the form attached to the SPA (the “Earn-Out Agreement”);

•	A mine closure agreement between Nyrstar and Nyrstar Coricancha SA, in the form attached to the SPA (the “Mine Closure Agreement”); and

•	A guarantee of Nyrstar NV, the ultimate parent of Nyrstar, in favour of GP Peru and the Company, in the form attached to the SPA (the “Nyrstar Parent Guarantee”).

Nyrstar and the Company also executed a transition services agreement on closing in order to facilitate the transition of management and ownership of Nyrstar Coricancha SA to the Company and GP Peru. The transition services agreement was in effect for several months following Completion.

6.A.1.c	Acquisition Consideration

Under the terms of the SPA, GP Peru acquired Nyrstar Coricancha SA from Nyrstar for a purchase price (the “Purchase Price”) comprising:

•	the Completion Price of $0.1 million, which was paid subsequent to Completion in September 2017; and

•	up to $10.0 million in earn-out consideration to be paid under the Earn-Out Agreement, as described further below.

6.A.1.d	Earn-Out Agreement

Under the Earn-Out Agreement, GP Coricancha will pay Earn-Out Consideration to Nyrstar that will equal 15% of the free cash flow generated by Coricancha during the five-year period after which Coricancha is cumulative free cash flow positive from Completion, to a maximum of $10.0 million. Specific material terms of the Earn-Out Agreement include the following:

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•	the Earn-Out Consideration will be determined as being equal to 15% of the Free Cash Flow of the Company during the Earn-Out Period, calculated and paid at the end of each relevant fiscal year of the Company during the Earn-Out Period;

•	Free Cash Flow will be determined as the net income or loss of Coricancha, with adjustment for certain amounts specified in the Earn-Out Agreement related to depreciation and amortization, non-cash expenses and losses, deferred income tax and sustaining capital expenditures, each as determined in accordance with IFRS;

•	the Earn-Out Period will begin on the Trigger Date (as defined below) and will expire on the earlier of:

•	the date that is five years from the Trigger Date; and

•	the date on which the Cumulative Free Cash Flow generated from Coricancha since the Trigger Date has equaled an amount such that the Earn-Out Consideration to be paid by the Company to Nyrstar under the Earn-Out Agreement will equal $10.0 million;

•	the Trigger Date will be the date on which the aggregate cumulative Free Cash Flow generated by Coricancha from the Date of Commencement of Commercial Production has equaled or exceeded the amount of the Start-Up Expenditures, as defined in the Earn-Out Agreement, incurred by the Company from the date of Completion of the Acquisition to the Date of Commencement of Commercial Production; and

•	the Date of Commencement of Commercial Production will be the date after Completion which is the first day of the first three month period (whether calendar months or otherwise) during which period the average rate of production at Coricancha is at least 400 tonnes per day (with production calculated on the basis of mined material processed through the plant).

The Company will guarantee to Nyrstar the payment by GP Coricancha of the Earn-Out Consideration under the Earn-Out Agreement. To date, no consideration has been paid under the terms of the Earn-Out Agreement.

6.A.1.e	Reclamation Agreements

The SPA includes agreements between the Company, GP Peru, GP Coricancha and Nyrstar regarding legacy environmental matters relating to Coricancha. These agreements became effective on Completion and relate to the reclamation of tailings facilities at Coricancha and the funding of the corresponding reclamation costs. These terms include the following material provisions:

•

GP Peru will cause GP Coricancha to reclaim the Cancha 1 and Cancha 2 TSF (being part of Coricancha), in accordance with the mine closure plan approved by Ministerio de Energia y Minas of Peru (“MEM”) (the “Cancha Tailings Reclamation Plan”);

•	GP Peru will cause GP Coricancha to reclaim the Triana TSF (being part of Coricancha), in accordance with the mine tailings abandonment plan approved by MEM (the “Triana Reclamation Plan”);

•

Nyrstar will fund the payment of the Reclamation Costs associated with undertaking the reclamation work required to complete the Cancha Tailings Reclamation Plan and the Triana Reclamation Plan, to a maximum of $20 million; and

•	Nyrstar will advance funds to GP Coricancha to fund the Reclamation Costs on a quarterly basis in accordance with agreed upon mechanics set forth in the SPA.

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In addition, Nyrstar has agreed to settle all outstanding fines or sanctions relating to Coricancha, to a maximum of $4.0 million (subject to certain exclusions to which the maximum will not apply).

To date, the Company has completed some of the reclamation work under the Cancha Tailings Reclamation Plan and the Triana Reclamation Plan, and Nyrstar has funded these works in accordance with the SPA.

6.A.1.f	Mine Closure Agreement

The Mine Closure Agreement relates to the mine closure bond required to be maintained by GP Coricancha for Coricancha (the “Mine Closure Bond”) in order to comply with the mine closure bond requirements imposed by MEM. Under the Mine Closure Agreement, Nyrstar has agreed to maintain the required Mine Closure Bond up to an amount of $9.7 million for a three year period following Completion (the “Mine Closure Period”). During this Mine Closure Period, GP Coricancha will be responsible for any portion of the Mine Closure Bond required by MEM that is in excess of this $9.7 million amount. In accordance with these obligations, Nyrstar is responsible, at its expense, for providing security for the initial $9.7 million amount of the Mine Closure Bond and GP Coricancha is responsible, at its expense, for providing security for any excess amount.

In the event that GP Coricancha makes a final, irrevocable decision to permanently close Coricancha during the Mine Closure Period, the following will apply:

•	Nyrstar will pay to GP Coricancha the amount of $9.7 million in full and final release of its obligations under the Mine Closure Bond (the “Closing Contribution”);

•	GP Coricancha will take all steps necessary to establish a new Mine Closure Bond in the amount of $9.7 million;

•	Nyrstar will terminate its original Mine Closure Bond in the amount of $9.7 million;

•	GP Coricancha will proceed with the mine closure plan for Coricancha secured by the Closing Contribution paid to Coricancha by Nyrstar;

•	if the costs of closing Coricancha are less than the Closing Contribution paid by Nyrstar, GP Coricancha will return to Nyrstar the difference; and

•	if the costs of closing Coricancha are greater than the Closing Contribution paid by Nyrstar, Coricancha will be responsible for any excess closure costs.

In the event that GP Coricancha does not make a final, irrevocable decision to permanently close Coricancha during the Mine Closure Period, GP Coricancha will make arrangements for the release of the obligations of Nyrstar under its portion of the Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Period, and Nyrstar will then have no further responsibility or liability in connection with the Mine Closure Bond.Nyrstar will however, retain obligation to fund the payment of the Reclamation Costs associated with undertaking the reclamation work required to complete the Cancha Tailings Reclamation Plan and the Triana Reclamation Plan, to a maximum of $20 million.

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In December 2017, the Mine Closure Bond requirement was increased by $1.2 million. This additional amount was funded by GP Coricancha at that time in accordance with the Mine Closure Agreement.

6.A.1.g	Parent Company Guarantee of Nyrstar NV

Under the Nyrstar Parent Guarantee, Nyrstar NV has guaranteed to the Company, GP Peru and GP Coricancha, as beneficiaries, the punctual payment and performance by Nyrstar of the obligations of Nyrstar under:

•	Clause 2 of the Mine Closure Agreement relating to the obligations of Nyrstar to post the Mine Closure Bond and advance the Closure Contribution, in each case to a maximum of $9.7 million;

•	Clause 5(h) of the SPA relating to tax indemnification matters; and

•	Clause 6 of the SPA relating to the obligations of Nyrstar to fund the Reclamation Costs for Coricancha.

The obligations of Nyrstar NV are limited to the following maximum guaranteed amounts:

•	$9.7 million with respect to the guaranteed obligations under clause 2 of the Mine Closure Agreement; and

•	$20.0 million with respect to the guaranteed obligations under clause 6 of the SPA relating to Reclamation Costs.

The guaranteed obligations with respect to the tax indemnification under clause 5(h) of the SPA will not be subject to the foregoing maximum guaranteed amounts and will be subject to the indemnification provisions of the SPA with respect to these obligations.

The Nyrstar NV guarantee was assigned to a newly incorporated subsidiary of Trafigura in connection with the acquisition by Trafigura of the operating assets of Nyrstar.

6.A.2	Current Technical Report

The information on Coricancha in this section of the AIF is based on the technical report entitled “Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex”, dated July 13, 2018. The technical report was submitted by Golder Associates Inc. as Report Assembler of the work prepared by, or under the supervision of, the following Qualified Persons named as authors: Ronald Turner, MAusIMM CP(Geo); Daniel Saint Don, P. Eng.; and Jeffrey Woods, P.E. (collectively, the “Coricancha Qualified Persons”). The effective date of the report is July 13, 2018.

6.A.3	Project Description, Location and Access

Coricancha is located in the central Andes of Perú in the District of San Mateo, Huarochirí Province, Department of Lima. The mine has been on care and maintenance since August 2013.

The plant and main site office are located adjacent to the Central Highway, 90km east of the city of Lima, next to the Rímac River in an area known as Tamboraque, and adjacent to the confluence of the Rímac River and its tributary, the Aruri River. The plant is located at 3,000 masl, and the mine accesses are located between 3,140 masl and 3,980 masl.

The mine includes 127 mining concessions, one mining transport concession, and one processing concession. All mining concessions are for metallic substances.

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By agreement entered into with Biomin Technologies SA (“Biomin”, now owned by Outotec) dated February 5, 1995, Coricancha was granted the right to use BIOX® technology. There are no other agreements or encumbrances known that would affect the current mine.

A 1% NSR royalty in favour of Global Resource Fund is payable on production from most of the mining licences, and a royalty of $1/ounce exists for gold processed using BIOX® technology.

Legacy tailings are stored at Cancha 1 and 21 at the Coricancha site – Tamboraque, and at Chinchan Tailings Storage – Phase I.

The property is subject to the following environmental liabilities:

•	Coricancha has an approved mining closure plan for mining and processing components, including tailings storage areas Cancha 1 and 2. The closure plan was updated three times to (i) include Chinchan Tailing Storages Phase I and II, (ii) modify the tailings removal of Cancha 1 and 2 and transfer to Chinchan Tailings Storage, and (iii) modify the waste rock dump closure schedule. Coricancha, in the third Closure Plan Amendment (2014), has assumed a total commitment of $10.9 million of closure warranty on behalf of MEM. A process is underway to modify the closure plan as it relates to the handling of some of the remaining tailings. Of this $10.9 million commitment, the previous owner (Nyrstar) has funded $9.7 million while the Company has funded the remaining $1.2 million.

•	Coricancha has declared 14 surface waste rock storage sites in its 2010 mining closure plan. Four of them have been reported to have potential economic value. There are an additional four waste dumps that are considered marginal in that the recovered metal content does not cover processing costs, but dealing with them in the plant is cheaper than storage and treatment on surface. In addition, there are six waste dumps that do not have potential for processing. Nevertheless, the 1996 Estudio Impacto Ambiental declared that all waste rock from mine activities would be stored in the underground mine upon final closure. The Company is reviewing alternate solutions to address this issue.

•	Other closure liabilities including the plant, roads, infrastructure, legacy waste dumps and tailings storage, mine openings, and mine water management exist. Some of these require further definition and permitting updates.

The estimated present value of reclamation and remediation costs associated with the future retirement of Coricancha is recognized as a provision on the Company’s Statement of Financial Position. This value comprises the provision associated with the mine, the plant, and tailings storage facilities of Coricancha. The cost of removal of Cancha 1 & 2 tailings to store at Chinchan and to restore Triana is the responsibility of Nyrstar to a maximum of $20 million. An alterative to close the Cancha 1 & 2 tailings storage facilities in situ is awaiting permitting.

A number of permits are in place. The following permits would be necessary if the Company decides to advance Coricancha into production:

•	The Chinchan TSFs have limited capacity. The Company must develop a balance between the actual allowed and available capacity of Chinchan Phase I and Chinchan Phase II TSFs and the amount of tailings that must be transferred from Cancha 1 and 2, including any future tailings generated from future mining/processing.

1 Cancha 1 and 2 may also have been referred to as Deposito 1 and 2 in past disclosures regarding Coricancha by other owners.

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•	Any exploration activities require an Environmental Certificate,. The Company can request an environmental impact declaration, or Declaracion Impacto Ambiental ("DIA") or Estudio Impacto Ambiental semi detailed ("EIA-sd") depending on the extent of work and the potential environmental impact. A DIA could be approved in seven working days, if the permits are for 20 sites or less and if no archeological site is encountered, while an EIA-sd can take an additional 55 working days.

•	A future mining plan would likely require new waste dump facilities, which themselves would need to be permitted some time during the life of the operations. These details are presently under study.

6.A.4	History

Coricancha is part of the Viso-Aruri mining district located in the San Mateo District, Department of Lima, Province of Huarochirí, in the central Andes of Peru. Coricancha has been exploited almost continuously since the colonial times. The historical Coricancha mine production for the 60 years prior to 1996 is reported to have ranged from 2,600 to 5,000 tonnes per month.

In late 1995, Coricancha underwent a considerable expansion ofprocess plant capacity from 200 tpd to 600 tpd and the installation of a modern BIOX® plant. After completion of the expansion in 1997, the reported monthly production increased slightly over historic levels, but was not sustainable. The mine was shut down in September 2000 as the owner of Coricancha for the past 45 years, Minera Lizandro Proaño, was forced into bankruptcy due to low metal prices, labour shortages, and operational difficulties in the mine and concentrator.

At the beginning of 2001, Wiese Sudameris Leasing SA, a Peruvian bank which was the major secured creditor, took control of the assets and properties from the bankrupt Minera Lizandro Proaño. Later that year, it entered into an agreement with Peruvian contractor Larizbeascoa & Zapata SAC, to redesign the Coricancha operation.

After the mine reopened in 2002, the monthly production tonnage increased dramatically to 12,500 tpm. The monthly production then decreased to just over 8,000 tpm during the seven months of operation before being shut down in October 2002 by the government due to environmental issues associated with the Mayoc TSF. In November 2002, the Coricancha mine and mill were shut down and put on care and maintenance. A water treatment plant to neutralize the mine water has been in continuous operation.

Gold Hawk Resources Inc. acquired Coricancha in early 2007 and commenced development work, then restarted operations in June of 2007 at a production rate of 600 tpd until operations were suspended again in May of 2008 due to surface ground movement observed on the natural hillside above the nearby TSF.

Nyrstar acquired Coricancha in November 2009, and recommenced operations in late 2010 following construction of a new TSF at the Chinchan location and the addition of a copper circuit. Operations at the plant were temporarily reduced to 30% of capacity in the first half of 2011, due to an increased moisture level and compaction problem at the newly commissioned Chinchan TSF resulting from heavy rainfall. During 2012, milling operations temporarily ceased due to concerns about the storage and planned movement of legacy tailings to the new Chinchan facility. At the end of 2012, as part of cost cutting measures, Nyrstar ceased mining mineralized material from Coricancha’s underground deposits and focused on treating historical tailings before moving the waste material to the tailings pond. In August 2013, operations were halted due to the sustained lower precious metal prices, and Coricancha was placed on care and maintenance.

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Exploration by the previous owners was very limited and focused on underground drifting and raising on vein structures. A limited, short-hole diamond drilling program was conducted in 2002.

The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization surveys and diamond drilling.

There have been seven independent Mineral Resource and Mineral Reserve estimates prepared for the Coricancha property since 1995. Previous resource estimates (2007, 2009, 2011, and 2013) were prepared using industry standard best practices for exploration and Mineral Resource estimation (i.e., CIM 2003 and CIM 2014) and reported in accordance with internationally recognized guidelines for disclosure of Mineral Resources and Mineral Reserves (i.e. NI 43-101, or JORC). All previous estimates are considered as historical.

6.A.5	Geological Setting, Mineralization and Deposit Types

The regional geology of the Viso-Aruri mining district comprises a package of andesitic volcanic rocks and local basal sedimentary units intruded by monzonite stocks. The Jumasha Formation is found at the base of the Viso-Aruri volcanic sequence and is characterized by tightly folded beds of grey limestone. The limestone outcrops in the Rímac River valley, near the town of San Miguel de Viso.

The approximately 1,500 m thick Rímac Formation overlies the Jumasha limestones and consists of Tertiary-age andesitic volcanics, characterized by alternating layers of massive and porphyritic, grey to greenish-grey-purple andesite. The volcanic beds are approximately 10 m to 40 m thick and are roughly sub-horizontal, dipping slightly to the SW at 15°.

There are two occurrences of intrusive rocks in the area which are thought to have been the source of the polymetallic mineralization, although this has not been confirmed. The first is a small, altered, intrusive stock that has been mapped near the village of Viso on the south side of the mountain (Coricancha is on the north side). The other occurrence consists of the NE-NNE trending, sub-vertical intrusive dikes cutting the volcanic rocks.

The area has been exposed to tremendous structural compression, which has produced a strong regional scale fracturing pattern and allowed the emplacement of the polymetallic mineralization within quartz (Qtz) sulphide veins as fracture filling. Some of the identified features include the NW-SE Pariachaca-Matucana fault, the NS and NNE trending San Pablo and Huamuyo faults, and the NNE-SSE mineralized fracture zones.

The Coricancha property is almost entirely underlain by the Rímac Formation andesitic volcanics. The base of the sequence consists of brecciated volcanics overlain by andesitic flows, agglomerate and tuff towards the top of the Cerro Huamanjune at approximately 4,500 masl elevation.

Mineralization at Coricancha is that of an anastomosing polymetallic quartz vein system where most of the secondary and tertiary veins branch off either from the main vein or the secondary veins, respectively. The overall system trends towards the NE at approximately 15°, and the veins are primarily sub-vertical to steeply NW dipping. It is thought that the anastomosed vein system is part of a larger tectonic shear zone with associated secondary and tertiary tensional veins.

The three main veins on the Coricancha property include the Wellington, Constancia, and Animas veins. These veins define three structurally dislocated blocks from which a series of secondary and tertiary tensional veins split off. The veins are extensive and are known to extend over 4 km along strike and more than 1.5 km down dip.

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Typically, the veins show Qtz-clay-pyrite argillic alteration, which extends up to 2.0 m into the footwall and hanging wall of the veins. The alteration does not contain any significant economic mineralization of note.

Coricancha is a polymetallic hydrothermal, brittle low sulphidation deposit hosted in the andesitic rocks of the Rímac Formation. The veins exhibit pinch-swell type behavior typical of hydrothermal systems found within compressional and extensional structural environments. Vein widths reach upwards of 2.0 m, with a mean width of approximately 0.6 m. The veins are known to split into two or more branches separated by waste rock materials.

The mineralization observed at Coricancha typically comprises the following: Pyrite (iron sulphide); Sphalerite (Zn sulphide); Galena (Pb sulphide); Chalcopyrite (Cu-Fe sulphide); Arsenopyrite (Fe-arsenic sulphide); Tennatite (Cu-As sulfosalt); Tetrahedrite (Cu-Fe-Zn-Ag antimony sulfosalt); Native Au; Native Ag; and Quartz.

6.A.6	Exploration

Prior to Nyrstar’s acquisition of Coricancha, exploration was primarily conducted by mining of veins, horizontal tunnels and vertical raises, but no systematic formal exploration activities were completed. The first formal documented exploration program was conducted by Nyrstar in 2010 and consisted of field mapping, ground magnetic and induced polarization (“IP”) surveys and diamond drilling.

6.A.7	Drilling

Prior to 2010 and Nyrstar’s acquisition of Coricancha, no systematic drilling was performed on-site. However, some historical drilling was completed, primarily as short holes. Unfortunately, limited or no records exist related to this drilling. None of the pre-2010 drilling has been included in the geological database or geological model due to the lack of information and inability to confirm this data.

Since 2010, several drilling programs have been completed with the primary focus of verifying the lateral and depth continuity of the main veins including, Wellington, Constancia, Animas and Colquipallana. Nyrstar conducted three independent drilling campaigns in 2010, 2011 and 2013. Drilling programs were also completed in 2015 and 2016 in conjunction with Great Panther. From 2010 to 2016, a total of 83 diamond drill holes, totaling 28,197 m of NQ sized core (47.6 millimetre core diameter) have been drilled within the Coricancha property boundaries. Drill holes were either drilled from surface or underground depending on the target and accessibility.

The results of the drilling programs at Coricancha verify the continuity of the vein system, both laterally and at-depth. The mineralization is shown to extend beyond the previously known limits and has opened up the targets both along strike and at depth.

6.A.8	Sampling, Analysis and Data Verification

The Coricancha core facility is a secure (gated and guarded) facility, with staff and security onsite. The core logging area was arranged to provide areas for logging, core splitting and sampling. Core is stored on covered core racks whilst awaiting logging and sampling; once sampled, the remaining unsampled core was carefully reorganized in the core box and the lids were returned to the boxes before they were transported to the secure core storage facility.

Drill core sampling is conducted in such a manner to ensure that all mineralized intervals are captured and sent to the lab for analysis. Sample intervals are defined such that they do not cross lithological boundaries, with a minimum sample length of 0.35 m and a maximum sample length of 1.5 m.

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Core cutting and sample packaging was performed by the Company’s core technicians under the supervision of its geologists. The sealed plastic sample bags were placed in large neoprene rice bags, sealed using zip ties, and labelled clearly to identify the final shipping destination. The full rice bags were stored in a secured and closed room within the core logging facility until a shipment batch was ready for transport. Only designated personnel have access to the storage room. Only employees of the geology area are involved with the sample preparation and sample delivery at the laboratory.

Nyrstar and Great Panther implemented a comprehensive analytical QA/QC program for the drilling and sampling programs, which included the insertion of blind certified reference material (CRM) standards, duplicates and blanks to evaluate analytical precision, accuracy and potential contamination during the sample preparation and analytical process.

Underground chip samples (channel) are collected for grade control and for Mineral Resource estimation purposes. The sample length is defined according to the lithological breaks and vein continuity. Samples are collected from a 5 centimetre (cm) deep by 20 cm wide channel cut perpendicular to the vein direction. The material is typically chipped out of the channel in small fragments and collected into a maximum 2 kilogram (kg) sample. To ensure representative grade continuity, samples are collected at a distance interval of every 10 m along the target vein.

Each 2 kg sample is sealed in a plastic sample bag with a sample tag and the number recorded in indelible ink on the outside of the bag. Sample bags are placed in rice bags and sealed with zip ties. QA/QC samples were inserted at prescribed intervals into the sample sequence and included with the sample shipment.

For both core and channel samples, a sample shipment form is prepared for each sample batch prior to shipping to SGS, detailing the included sample numbers per batch. At the laboratory, the sample list is verified against the received samples to confirm the shipment.

During the 2010 and 2011 drilling programs, Nyrstar sent samples to ALS and to SGS del Perú SA (SGS) in Callao (Lima). As of 2013, all samples were sent to the SGS laboratory in Lima. The SGS laboratory is internationally accredited to ISO/IEC 17025 standard.

The data from drilling, logging and surface/underground sampling programs were reviewed and interpreted independently by Great Panther’s senior geologist and by the Golder Qualified Person. Drill hole lithology and assay data was used to confirm the target intercepts and to reconcile against the surface and underground sampling.

It is the Coricancha Qualified Persons’ opinion that the Nyrstar and Great Panther drilling, core logging and sampling programs were carried out according to appropriate professional methodologies and procedures, including those presented in the CIM Exploration Best Practice Guidelines (August 2000 edition).

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6.A.9	Mineral Resource and Mineral Reserve Estimates

The Mineral Resource Estimate for Coricancha has an effective date of December 20, 2017.

Measured
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq g/t	Aq eq oz (million)
Constancia	270,336	6.2	219	2.36	3.44	0.43	1,064	9.24
Wellington	92,328	6.1	184	1.69	3.95	0.51	1,028	3.05
Escondida	15,362	0.9	279	0.28	1.35	3.20	832	0.41
Constancia East	16,315	6.0	143	1.97	2.16	0.11	836	0.44
San Jose	6,922	5.8	212	4.49	2.94	0.30	1,078	0.24
Colquipallana	2,944	3.4	220	3.67	5.26	0.21	995	0.09
Total Measured	404,205	5.9	210	2.16	3.43	0.54	1,037	13.49

Indicated
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq g/t	Aq eq oz (million)
Constancia	218,545	6.0	188	2.09	3.08	0.34	968	6.80
Wellington	77,080	6.0	186	1.68	3.66	0.52	1,004	2.49
Escondida	21,406	1.0	238	0.24	1.08	2.84	733	0.50
Constancia East	18,636	5.8	137	1.93	1.95	0.11	798	0.48
San Jose	7,673	5.7	217	4.76	2.93	0.30	1,084	0.27
Colquipallana	5,215	3.4	207	3.31	5.14	0.19	953	0.16
Total Indicated	348,554	5.6	189	1.95	3.05	0.52	955	10.71

Inferred
Mine	Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag eq g/t	Aq eq oz (million)
Constancia	532,422	5.3	215	1.71	3.29	0.40	950	16.25
Wellington	238,811	5.4	219	1.06	3.95	0.78	1,014	7.78
Escondida	96,926	2.2	208	0.26	2.24	1.90	751	2.34
Constancia East	49,234	5.7	125	1.66	1.57	0.21	760	1.20
San Jose	14,174	5.7	213	4.34	2.78	0.28	1,049	0.48
Colquipallana	11,592	3.7	117	2.98	3.15	0.15	743	0.28
Total Inferred	943,160	5.0	209	1.45	3.25	0.64	934	28.36

Notes:

1.	Cut-offs are based on an estimated $140 (NSR) $/tonne.
2.	Metal prices used to calculate NSR: $1,300 per ounce (oz) Au, $17.00/oz Ag, $1.15 per pound (lb) Pb, $1.50/lb Zn, $3.00/lb Cu
3.	Block model grades converted to USD value using plant recoveries of 92.1% Ag, 80.2% Au, 77.3% Pb, 82.6% Zn, 52.7% Cu.
4.	Rock Density for Constancia: 3.3 tonnes per cubic metre (t/m³), Wellington, Constancia East, Escondida, San Jose: 3.2 t/m³, Colquipallana: 2.9 t/m³.
5.	Totals may not agree due to rounding.
6.	Grades in metric units.
7.	All currencies USD.
8.	Ag equivalent ounces (eq oz) million (M) is calculated from gpt data
9.	AgEq g/t = Ag g/t + (Pb grade x ((Pb price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) +(Zn grade x ((Zn price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Cu grade x ((Cu price per lb/Ag price per oz) x 0.0685714 lbs per Troy Ounce x 10000 g per %)) + (Au grade x (Au price per oz/Ag price per oz)).

The Mineral Resource Estimate was completed using MicroMine 3D geological software, and the inverse distance cubed estimation technique was utilized in the estimation of grade to each of the blocks in the block models.

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The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-Lima lab in Lima, Peru. The gold was analyzed by fusion with 30 g fire assay and atomic absorption spectroscopy (AAS) finish, with the resulting values reported in parts per million (code FAA313). The remaining 52 elements were analyzed by mass spectrometry of inductively coupled plasma (ICPMS) and the resulting values were reported in parts per million (code IMC12B). Any gold results that exceeded the limit of detection were re-analyzed by fire assay with a gravimetric finish (code FAG303). Any silver results that exceeded the limit of detection (>10g/t) were re-analyzed by fire assay with a gravimetric finish (code FAG313). Any other metals that exceeded the limit of detection were re-analyzed by ICP-AAS (code AAS11B).

There are no Mineral Reserve estimates for Coricancha.

6.A.10	Mining Operations

Historical mining methods at Coricancha include cut and fill, shrinkage stoping and variations of resue mining techniques. The latter method is highly selective and applied to maximize grade and minimize dilution in narrow vein mines. Mining methods will be the subject of future studies and will consider similar narrow vein methods of extraction.

6.A.11	Processing and Recovery Operations

The current mineral processing flow sheet at Coricancha includes base metal sulfide flotation for the production of Pb, Zn, Cu and arsenopyrite concentrates. Also, differential flotation is used to separate the Au bearing arsenopyrite (AsPy) from pyrite (Py) with subsequent processing by BIOX® and CIL cyanidation for the recovery of Au and Ag. The most recent series of metallurgical test work was completed in 2009 by SGS Lakefield. The goal of the testing program was to optimize the process flow sheet, grind size and reagent scheme. Implementation of the SGS recommendations was completed before restarting plant operations in 2010. Operating data show that the changes were successful in improving the metal recovery, improving base metal concentrate grades and increasing Au production.

Review of the most recent Coricancha operating data indicate that the metallurgical performance of the processing plant is very stable with metal recoveries and concentrate grades being very consistent. Owing to the presence of AsPy, arsenic (As) is present as a deleterious element in most of the flotation products.

The front end of the plant is a base metal polymetallic sulfide concentrator producing Pb, Cu, and Zn concentrates. The process plant was expanded to include production of an AsPy concentrate, which is treated via BIOX® to recover refractory Au via CIL technology. The original plant was designed and commissioned in 1999 to process 600 tpd of ore primarily from the Wellington and Constancia Veins. Operations have been intermittent since then and are currently under care and maintenance status. There are no major modifications or additions required to put the plant back into production.

The final tailings consist of the AsPy/Py flotation tailings, Py concentrate, neutralized BIOX® liquor sludge, CIL residue, and mine dewatering neutralization sludge. These are thickened using the tailings thickeners with the addition of flocculant before final dewatering in the tailings plate and frame filters. The tailings filter cake is shipped to the Chinchan TSF.

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6.A.12	Infrastructure, Permitting and Compliance Activities

Coricancha is located next to the Central Highway, 90 km east of the city of Lima, adjacent to the Rímac River in an area known as Tamboraque. The mine area is situated near the confluence of the Rímac River and its tributary, the Aruri River. The project infrastructure covers the area of the mining concessions and has the following facilities:

•	Crushing and grinding equipment;

•	Flotation and bio-oxidation circuits;

•	Access road to the mine;

•	Historical TSF and waste storage areas;

•	Electrical power supply and distribution for the plant and mine, along with power systems including transformers and electrical distribution cables from historical mining activities;

•	Water and compressed air distribution systems;

•	Utility water is available for the mine and plant;

•	Communications Systems (internet based);

•	Mine light rail haulage network;

•	Camp and kitchen facilities for mine and plant personnel; and

•	First aid facilities/Mine rescue equipment.

Future plans will consider the use of the existing facilities as well as the need for additional infrastructure.

Coricancha has all environmental permits and operation licenses required such as an environmental impact assessment ("EIA"), water supply licenses, mining effluents discharge authorization, certificate of inexistence of archaeological remains, and operation and concession licenses.

A recent environmental monitoring review identified some deficiencies which are being addressed as detailed below.

Cancha 1 and 2 TSFs represent the most important environmental and social risk for Coricancha. This is due to their location (130 m from Rímac River and 50 m above) and the fact that the Rímac River is a source for Lima’s water. To manage that risk, following ground instability in 2008 above the tailings site, MEM ordered the tailings removed and transferred from Cancha 1 and 2 to Chinchan TSF (Phase I and II). To date, the Company has removed a significant portion of the tailings. The Company is seeking approval of a modification to the remediation plan from MEM in accordance with the recommendations of an independent consultant to leave the remainder of the tailings in place to preserve the stability of the hillside. The Company has requested a change of the scheduling of the reclamation work, pending a decision from MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of the reclamation under the approved plan. The Company believes this matter can be resolved favorably but cannot provide any assurance. If it is not resolved favorably, it may result in fines and impact the Company’s stated plans and objectives for Coricancha.

Other historical tailings storage locations in the area include Triana (which is approximately 5 m above the Rímac River) and Mayoc (which is approximately 1.3 km from Coricancha). The Triana site has been closed with high density polyethylene and is buttressed with a new upgraded concrete retaining wall, and the deposit itself may require resurfacing work in the future. Mayoc tailings were removed from the area and the site is currently under rehabilitation and remediation.

The location of tailings in the vicinity of the primary waterways and water sources, the regional seismic and atmospheric conditions, and the related past environmental, legal, and social issues, combine to form the most significant risk to the project and its future development, and which is continually under review for assessment and control.

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7.	PRIMARY EXPLORATION PROPERTIES

The Company has two primary exploration projects in Mexico, El Horcón and Santa Rosa. Given the proximity to the GMC, mineralization from both these projects could conceptually be trucked to and processed at the Cata processing plant. Considering that El Horcón and Santa Rosa could in future form part of the GMC’s operations, the information for these properties (as disclosed in this section of the AIF) is contained in the GMC Technical Report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón and Santa Rosa Projects”, dated February 25, 2017. The effective date of the information related to the El Horcón and Santa Rosa Projects in that Technical Report is August 31, 2016.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. The information below is presented in summarized form and reference should be made to the full text of the GMC Technical Report which is available for review under the Company’s profile on SEDAR located at www.sedar.com.

7.A.1	El Horcón Project

Property Description and Location

The El Horcón Project is situated north of the city of Leon (Guanajuato State), in the state of Jalisco, Mexico, approximately 470 km northwest of Mexico City. The 16 claims expire between 2051 and 2056. There are no known environmental liabilities associated with the mineral claims.

On December 6, 2017, the Company filed an application to reduce the land holdings in the area; specifically to cancel the Horcón 4 Fraccion 1 concession. After dropping the Horcón 4 Fraccion 1 concession, the Company retains 15 contiguous claims and one isolated claim, totalling 3,520.72 hectares. The official resolution related to this application is pending.

The principal metals of interest are gold, silver, lead, and zinc. Mineralization occurs along structures, the largest of which is the Veta Madre with a strike length of 5 km.

History

The earliest known exploitation of veins on the El Horcón Project area was conducted by the Jesuits, during the Spanish reign, from the late 1500’s to their expulsion from Mexico in 1767. No production records are available, and various shallow southwest dipping veins were mined all to the immediate northeast of Great Panther’s drilling. Minor amounts of exploitation have been conducted, both by drifting along the veins and by stoping, on the Diamantillo and San Guillermo veins (including but not limited to the El Horcón, La Luz and Diamantillo underground access tunnels).

In 1932, a mining engineer Charles E. Pouliot, completed a mining study and evaluation of pillars, fill and remaining portions of the Diamantillo, San Guillermo and veins exploited by the Jesuits. It is not known if exploitation ensued. During the latter part of the 20th century, several bulk samples were shipped to various mills for metallurgical evaluation of the sulfide rich veins.

A number of academic geological studies were completed in the late 20th century by the Mexican Geological Survey. In 2004 and 2005, Mauricio Hochschild Mexico (“MHM”) conducted significant geological, structural, and geochemical studies on the veins of the Comanja area, followed by drilling of 12 core holes totalling 3,570 m. In 2008 and 2009, Exmin Resources Inc. ("Exmin") conducted further geological and geochemical studies, including underground mapping and sampling, and core drilling (5 holes totaling 1,052 m) in an effort to move the project to exploitation, without success.

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The Company purchased 100% of the El Horcón Project in 2012, which included most of the exploited veins mentioned above, except for certain internal claims covering portions of the veins.

Geological Setting and Mineralization

The El Horcón Project area is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the La Luz and Esperanza Formations; these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area, the oldest Cenozoic unit is the Paleocene Comanja granite. This was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consists of Oligocene ignimbrites, lava flows and domes.

Within the El Horcón Project area quartz-dominated veins follow fractures and faults and are hosted within the Comanja granite, as well as the surrounding Mesozoic meta-volcanic and meta-sedimentary rocks.

The vein system at El Horcón is a quartz-chalcedony-dominated, structurally-controlled, epithermal system hosted by Paleocene Comanja granitic rocks and Mesozoic low-grade metamorphic metasedimentary / metavolcanic basement and consists of three principal vein sets that formed in faults and extension fractures.

•	NW-striking, SW-dipping veins with dips generally ranging from 45°-70°+,
•	NW-striking, SW-dipping low-dip veins (20°-30°), and
•	NE-striking generally steep transverse veins.

Gangue minerals associated with the quartz veining include minor fluorite, hematite, chlorite, calcite, and pyrite, while minerals of economic interest include galena (lead), sphalerite (zinc), and minor chalcopyrite (copper). Petrographic work by MHM indicates that silver is present as acanthite. This undated (likely 2005) MHM report (un-acknowledged author) also indicated four stages of Phase 1, and three stages of Phase 2 vein mineralization. Phase 1 includes base metal and precious metal introduction into the vein structures (gold minerals unknown), while Phase 2 stages include calcite and further barren quartz. Beside silicified cataclastic quartz breccia (sealed fault structures), the quartz-chalcedony shows typical epithermal coliform textures.

The primary vein structures on the El Horcón Project include the Diamantillo, San Guillermo, El Ratones, Madre, Crucero, Del Alto, and Alaska veins. Based upon assay results from the channel samples across the surface expressions of these veins, vein widths, and underground exposures by Exmin, MHM, and the Company, it was decided to focus the initial core drill-hole program on the Diamantillo and San Guillermo veins. The narrow Natividad and Diamantillo HW veins were found both from drill site preparation and core drilling. The veins extend in a NW-SE orientation for approximately 7 km in strike and across approximately 2.5 km in width.

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Exploration

Exploration work conducted by the Company has consisted of an initial thorough re-evaluation of the project by geological mapping, vein re-sampling both on surface and of all accessible underground openings in 2012-2013 (1,623 samples), followed by a surface core diamond drilling program of 24 drill holes totalling 2,160 metres (1,177 samples). In 2018, a mapping and sampling surface campaign was completed (558 samples). The mapping is intended to define alteration and geochemical anomalies along veins previously unmapped and sampled by the Company, while fully exploring the potential of the project.

Drilling

Diamond drilling at El Horcón was conducted by the Company’s exploration staff. The exploration drilling was conducted on 50-100 m spaced sections, with one to three holes drilled per section, as well as at approximately 50 m spacing vertically between holes. The Company’s 2013 drilling was focused from surface to approximately 100 m below surface along a strike length of 650 metres.

The Company’s Phase 1 drill-holes completed from mid-April to mid-June 2013 are prefixed by EH13 and include holes 1-24. Only the relevant MHM drilling was used in the Mineral Resource estimation (no records for the Exmin drilling). The drill contractor for the Company was G4 Drilling based in Hermosillo, Sonora.

The management, monitoring, surveying, and logging of the 2013 series “EH13” prefix exploration holes was carried out under the supervision of the Company’s exploration geological staff.

Procedures related to sample and geological data integrity are consistent with those described for the Guanajuato Mine.

Sample Preparation, Analyses and Security

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core was HQ diameter.

All of the analytical work was completed by the SGS GTO laboratory and the quality control measures and data verification procedures are consistent with those described for Guanajuato.

Mineral Resource Estimates

Mineral Resources were estimated from four area-specific block models. A set of wireframes representing the mineralized zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au, Ag, Pb, and Zn grade interpolation. The effective date of the estimate is August 31, 2016.

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There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially affect the Mineral Resource estimates detailed in this report.

Vein	Tonnage (tonnes)	Ag (g/t)	Ag (oz)	Au (g/t)	Au (oz)	Pb (%)	Zn (%)	Ag eq (g/t)	Ag eq (oz)
Diamantillo	109,649	89	313,468	3.04	10,705	3.11	4.62	398	1,403,358
Diamantillo HW	4,781	54	8,269	4.59	706	2.65	0.47	459	70,518
Natividad	6,038	136	26,347	3.03	587	1.74	0.13	403	78,139
San Guillermo	41,672	37	50,011	4.44	5,943	1.75	2.53	404	540,899
Total Inferred	162,140	76	398,094	3.44	17,942	2.69	3.79	401	2,092,913

Notes:

1.	$110/tonne NSR Cut-off.

2.	Silver equivalent was calculated using a 70 to 1 ratio of silver to gold value.

3.	Rock Density for all veins for Diamantillo is 2.77 t/m³, San Guillermo 2.78 t/m³, Diamantillo HW is 2.62 t/m³, Natividad 2.57 t/m³.

4.	Totals may not agree due to rounding.

5.	Grades in metric units.

6.	Contained silver and gold in troy ounces.

7.	Minimum true width 1.5 m.

8.	Metal Prices: $18.00/oz silver, $1,300/oz gold and $0.80/lb lead.

9.	Ag eq (g/t) and Ag eq (oz) use only Au, Ag and Pb values.

Mineral Reserve Estimates

There is no Mineral Reserve estimate for the El Horcón Project.

Mining Operations

The mining method considered when estimating the Mineral Resource is standard cut and fill with waste provided by the development.

Infrastructure, Permitting and Compliance Activities

The El Horcón Project is situated along the eastern side of the Sierra Guanajuato mountain range and is accessible via a rough access road 10 km north of Comanja, Jalisco. Comanja is a small village and has a population of approximately 500 people and is located within 40 km, by road, of an international airport at León, Mexico.

In 2017, the Environmental Assessment Manifest and Change of Land Use applications were approved by SEMARNAT. These authorizations allow the future exploration and exploitation on the property.

Exploration and Development

During July and August of 2016, a program of detailed surface geological mapping (1:500 scale) was continued, along with rock sampling of prospective veins approximately one kilometre southeast along the trends of the Diamantillo / Madre veins. Vein swarms and stockwork were noted with generally weakly anomalous gold, silver, lead, zinc and copper values.

During 2018, work included finalizing the details on the SEMARNAT application regarding exploration and exploitation permits and a work program that included additional surface mapping and sampling to prioritize targets for possible follow-up drilling.

7.A.2	Santa Rosa Project

In 2011, the Company purchased a 100% interest in the Santa Rosa silver-gold property in Guanajuato State, Mexico, for total consideration of $1.5 million in cash.

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Property Description and Location

The Santa Rosa Project includes a cluster of non-contiguous mineral claims to the northeast of Guanajuato. Most cover segments of historically known veins within the Sierra vein system., as well as two claims located further north staked more from a regional conceptual nature.

The four mineral claims comprise an area of 1,513.8 hectares and expire between 2040 and 2064. There are no known environmental liabilities associated with the mineral claims.

The claims of the Santa Rosa Project are situated along the eastern side of the Sierra Guanajuato mountain range, northeast of Guanajuato, Guanajuato.

History

The core of the Santa Rosa Project claims covers vein exposures along the Sierra vein system, along the eastern flank of the central Veta Madre vein. Minor amounts of pitting, short adits, and shallow vertical shafts have been completed with a minor amount of vein exploitation. No records are available as to these activities. The Company completed due diligence sampling during 2011 and purchased the Santa Rosa claims during the same year. The Cañada de la Virgen claim was part of the Cooperative claim block (Guanajuato Mine) purchased by the Company in 2005.

Geological Setting and Mineralization

The stratigraphy of the area presents to the Company basement rocks of the older units including Mesozoic age La Luz and La Esperanza Formations. These formations consist of meta-sedimentary sequences, including shale, andesite and felsic dykes deformed and folded by regional metamorphism. Upper volcanic package rocks in concordant contact include a sequence of the lithic tuff, ignimbrites, and also in some places rhyolite dykes and jasperoids. The area generally presents a strong NW structural orientation, with normal faults and a dextral component.

In the second phase of exploration (July 2014), detailed mapping was completed in the Cañada de la Virgen claim and in the Virgin vein development tunnel. The Virgin vein structure with minor quartz is oriented around 320-330° with a dip of 35-45°NE, and an average width of 0.50 m. The vein, inside the tunnel, occurs at the contact of a diorite dike. On surface, there are two separate structures enveloping a quartz stockwork hosted in the meta-sedimentary rocks. The tunnel is 60 m long and there are several inclined shafts where mineralization has been extracted. The average grade of samples is 457 g/t Ag eq. The wall-rock of the Virgin vein, which outcrops for 400 m, shows propylitic alteration along its length. Host rocks include lithic tuffs, ignimbrites, and associated dykes.

Another vein structure identified during the mapping extends for more than 600 m and is exposed in the Salaverna North tunnel. It is a vein structure of 0.40 m width, with strong silicification and hosted in the meta-sedimentary package. The vein structure, when it reaches the upper rhyolite volcanic rocks becomes a stockwork with hematite, limonite, clays, and fine disseminated pyrite.

Exploration

In the first stage of the Company’s exploration (2012) on the Cañada de la Virgen claim, a total of 168 rock samples from surface, and 537 core samples from the five diamond drill holes were collected.

During the second stage of the Company’s exploration (2014), a total of 140 samples were taken from surface and underground.

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Drilling

During 2012, five core holes (HQ) were completed on the Santa Rosa Project, specifically on the Cañada de la Virgen claim. In 2017, a second drilling program comprising five core holes (HQ) was completed on the Cañada de la Virgen area. No results of economic significance were encountered in either program.

Sample Preparation, Analyses and Security

The drill core samples were prepared by technicians working under the direction of the Exploration Department geologists. The exploration diamond drill core from Santa Rosa was of HQ diameter.

All the analytical work was completed by the SGS GTO laboratory and the quality control measures, and data verification procedures are consistent with those described for Guanajuato.

Mineral Resource Estimates

There is no Mineral Resource estimate for the Santa Rosa Project.

Mineral Reserve Estimates

There is no Mineral Reserve estimate for the Santa Rosa Project.

Mining Operations

The Santa Rosa Project is exploration in nature and no mining methods have been defined.

Infrastructure, Permitting and Compliance Activities

The southern claims of the Santa Rosa Project are accessible via road access 20 km northeast of Guanajuato. The city of Guanajuato is serviced by an international airport located on the outskirts of Silao, a 30-minute drive on a toll road from Guanajuato. The more northerly claims in the Santa Rosa Project are located nearer the town of San Felipe, an 80 km drive north of Guanajuato by paved road.

Access to local resources is provided within the city of Guanajuato and the town of San Felipe.

Exploration and Development

A work program consisting of 960 m of surface man-portable rig core drilling and associated trail building was completed in 2017. No significant results were returned from this drilling.

The Company has no program planned for 2019.

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8.	RISK FACTORS

The operations of the Company are characterized by a number of risks inherent to the nature of the mining industry and to the nature of the Company’s business in particular. The following risk factors, as well as other risks discussed in this AIF, could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. These risks and uncertainties are not the only ones faced by the Company. Additional risks and uncertainties not presently known to management or that management currently consider immaterial may also impair the Company’s business operations. If any of these events actually occur, the Company’s business, prospects, financial condition, cash flows and operating results could be materially harmed. Before deciding to invest in securities of the Company, investors should carefully consider such risks and uncertainties.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals drop significantly, the economic prospects of the Company’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Company has recently entered into hedging arrangements for precious metals production, and from time to time has sought arrangements to price a proportion of the silver and gold content of its production in advance of contractual pricing periods which can be two to three months from the time of shipment. The arrangements entered into to date have not exceeded more than 33% of the Company’s annual production and have not exceeded more than six months in duration. The Company may enter into similar arrangements in the future which may exceed the levels and duration of past arrangements. These arrangements may also be subject to realized losses as can involve fixing a future price for a given metal.

Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability. These had a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Tucano Mine Life

The Company has significantly reduced its reserve and resources estimates with the publication of the updated Tucano technical report in March 2020. The reductions in mineral reserves have resulted in a shorter open pit mine plan for Tucano that currently forecasts production from mineral reserves through the end of 2021. In order to continue open pit mine at Tucano beyond 2021, the Company will need to expand its reserve base or otherwise establish that the material currently classified as mineral resources can be economically mined. The Company is adopting a near-mine drilling plan that is focused on converting existing mineral resources into mineral reserves, and a regional exploration plan that is focused on increasing the Tucano resource base. There is however no assurance that these development and exploration plans will ultimately be successful in increasing the mine life of Tucano. As a consequence, the Company may be required to evaluate whether to cease operations at Tucano if it cannot economically operate the mine. Any shut-down or curtailment of Tucano would materially and adversely impact on the financial condition and results of operations of the Company and may result in the Company not being able to pay its obligations, including outstanding debt.

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Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for specific operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of Mineral Reserve and Resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the Mineral Reserve and Resources, such as the need for sequential development of mineralized zones and the processing of new or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures, changes in regulations and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only Mineral Resources have been determined for certain of the Company’s properties, and other than Tucano, no estimate of Mineral Reserves on any property has been completed. Mineral Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated. In making determinations about whether to advance any projects to development, the Company must rely upon estimated calculations as to the Mineral Resources and grades of mineralization on its properties. Until mineralized zones are mined and processed, Mineral Resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Company cannot assure that:

•	Mineral Resource or other mineralization estimates will be accurate; or
•	Mineralization can be mined or processed profitably.

Any material changes in Mineral Resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Company’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, zinc and lead may render portions of the Company’s mineralization uneconomic and result in reduced reported Mineral Resources.

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Any material reductions in estimates of Mineral Resources, or of the Company’s ability to extract such Mineral Resources, could have a material adverse effect on the Company’s results of operations or financial condition. The Company cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Production Decisions Made without Identified Mineral Reserves

There are no current estimates of Mineral Reserves for any of the Company’s Mexican mines and Coricancha. The Company made decisions to enter into production at Topia, Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines. In addition, the Company may at some point in the future make decisions to extend mine operations at Tucano beyond the mine life of its current Mineral Reserves by mining material that is classified as Mineral Resources without the completion of a feasibility study that would be required to establish whether these Mineral Resources can be converted to Mineral Reserves. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. As the Company’s mines do not have established Mineral Reserves, except for Tucano, the Company faces higher risks that anticipated rates of production and production costs will not be achieved, each of which risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing and/or debt financing, to enter into joint venture arrangements or to obtain other means of financing. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain financing on favourable terms, or at all.

As at December 31, 2019, the Company had approximately $37 million of cash and short-term deposits. During 2019 the Company generated positive cash flow from operating activities, however, this was not sufficient to make scheduled debt repayments and capital investments and the Company needed to raise other souces of capital. There is no assurance that the Company’s cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned initiatives, and to fund investment and exploration, evaluation, and development activities for the foreseeable future. The Company’s ability to fund its operations without additional capital will be highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and is subject to the Company’s plans and strategy.

In addition, the Company has outstanding debt of $43 million as at December 31, 2019 and entered into other debt facilities following the end of 2019. This debt includes debt payable to Brazilian banks and other lenders. The Company will be dependent upon its future ability to maintain production at its mines in order to generate the cash flow required to repay this indebtedness in accordance with the requirement payment schedules. In the event production cannot be maintained, the Company may be required to complete additional equity financings or sell assets in order to repay these creditors and avoid enforcement actions by these creditors or an insolvency event. There is no assurance that any equity financing would be available to the Company in these circumstances or that the Company would be able to market and sell assets at the prices that the Company would consider to be fair and representative of their market value.

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The Company has completed acquisitions to achieve growth, and accordingly, may continue to evaluate opportunities to execute and complete additional acquisitions, and these may require additional capital. There is no assurance that the Company will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may limit, expansion, development and exploration plans, or even to suspend operations.

Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;
•	mine failures and slope failures;
•	failure of tailings facilities;
•	ground fall and cave-ins;
•	deleterious elements materializing in the mined resources;
•	environmental hazards;
•	industrial accidents and explosions;
•	encountering unusual or unexpected geological formations;
•	labour shortages or strikes;
•	government regulations;
•	civil disobedience and protests; and
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

Tucano recently experienced a pit slope displacement at UCS, as described in this AIF. There is no assurance that the Company will be able to develop a remediation plan that would place the Company in a position where it could recommence mining activities at UCS. If a remediation plan is not feasible, then the Company may not be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans and future revenues. In addition, the Company may experience similar pit wall displacements or other failures at the Tucano open pit mines, with further negative impact to the Company’s ability to mine its reserves. Any such events may increase the Company’s costs of operations, delay production plans and reduce potential production.

Monitoring of the TSF at Topia by the Company’s geotechnical consultants has detected mass movement of the material underlying the TSF. As a result, the consultants have issued a report recommending that the Company cease further deposit of tailings on the TSF. While the Company is working with the consultant to assess these observations and develop a remediation plan, there is no assurance that the Company will be able to resume the deposit of tailings on the TSF. Further, there is no assurance that any remediation plan will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

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These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, loss of or suspension of permits as a result of regulatory action, reputational damage and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Company’s insurance coverage, in which case the Company could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Company’s mining, exploration and development activities are focused in Brazil, Mexico and Peru, and are subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Company. To comply with applicable laws, the Company may be required to make significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of the Company’s mining activities and may be fined if convicted of an offence under such legislation.

Mining and exploration activities in the countries where the Company operates may be affected in varying degrees by political instabilities and government regulations relating to the mining industry or business activities in general. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Brazil, Mexico and Peru as developing countries may make it more difficult for the Company to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Brazilian, Mexican and Peruvian political institutions and in revitalizing their economies, the present administrations or any successor governments may not be able to sustain the progress achieved. The Company does not carry political risk insurance. Risks Associated with Obtaining and Complying with Tailings and Other Permits

The Company’s operations are subject to obtaining and maintaining permits (including environmental permits) from appropriate governmental authorities. There is no assurance that necessary permits will be obtained or that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. Additionally, it is possible that previously issued permits may become suspended for a variety of reasons, including through government or court action. There can be no assurance that the Company will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular property.

The Company has been advised by CONAGUA, that the Company is required to make applications for permits associated with the occupation and construction of the TSF at the GMC. Subsequently, the Company filed its applications and CONAGUA officials carried out an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. The duration and success of efforts to obtain the tailings permits are contingent upon many variables not within the Company’s control.

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The tailings storage capacity at the GMC’s TSF as at January 1, 2020 is 280,000 tonnes providing approximately 1.5 years of tailings storage. Current approved lifts with SEMARNAT   are from current lift 17 to lift 19, which will provide capacity for several years of tailings storage, however, this approval needs to be ratified by CONAGUA. A ruling is expected by mid-2020, but the Company  cannot provide any assurance of timing and whether a favorable ruling will be granted. An unfavorable ruling could negatively impact ongoing operations at the GMC.

The Company cannot assure that any tailings permits will be obtained or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating or expand the TSF at the GMC and could result in a halt of mining operations at the GMC, each of which could adversely affect the Company’s results of operations.

The Company may require additional water use and discharge permits for its operations at the GMC, particularly during of periods of excessive drought. The Company continues to evaluate whether such permits are necessary. If such permits prove necessary, there can be no assurance that the Company will be able to obtain such permits, which could adversely affect the Company’s operations.

Risks Associated with Continued use of Topia Tailings and Expansion

In December 2017, SEMARNAT granted all permits for the construction and operation of Phase II of the Topia TSF.  Phase II is not a conventional tailings dam, but instead a dry stack operation using filter cake.  The deposition includes stacking and compaction of the material.

Phase I of the TSF was closed and contoured during 2018 and requires ongoing monitoring consisting of primarily of piezometers and inclinometers, and independent third party geotechnical reviews.

The planned capacity of the Phase II TSF is sufficient to handle the processing of several years of mined material. Additional longer term storage capacity is under permitting for Phase III. Phase III is on top of the legacy TSF managed by a former owner of the mine, where the proposed tails stacking will be part of the remediation. There are risks associated with future expansions including, but not limited to, identifying and procuring suitable sites, and obtaining the necessary permits for construction and operation. The Company is currently in the process of permitting the Phase III TSF. While the Company currently anticipates a timeline of three to six months for the issuance of this permit, there is no assurance that a permit will be granted at all or will be granted within this timeline. Due to the suspension in the use of the use of Phase II, a delay in permitting of Phase III could result in a shut-down of mining operations at Topia if alternate, temporary tailings storage solutions cannot be found. Any shut-down of Topia due to permitting delays or lack of alternate tailings storage solutions would have a material impact on the Company’s revenues and may adversely impact on the financial condition of the Company.

On March 9, 2020, the Company announced it had temporarily ceased tailings deposition at its Topia Phase II TSF following receipt of a report on the TSF from an independent tailings management and geotechnical consultant engaged by the Company to regularly evaluate the TSF. Mining and processing activities are expected to continue uninterrupted until the end of April 2020, at alternative temporary locations.

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The Company is continuing discussions with geotechnical consultants regarding ongoing observations and assessments, while monitoring ongoing conditions at the TSF. Alternatives to minimize any potential cessation of processing activities in 2020 are being evaluated, including advancement of the permitting of Phase III and re-commencement of tailings deposition at the Phase II TSF (if satisfactory mitigation measures can be achieved). As at the date of this AIF the Company expects it can obtain the necessary permit within the next three to six months, but cannot provide assurance. If alternatives are not in place by the end of April, mill processing activities will temporarily cease until either Phase III is permitted or suitable mitigation of Phase II can be achieved and would have a material impact on the Company’s revenues and may adversely impact on the financial condition of the Company

In addition, reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF have led to a broader review by PROFEPA of the permitting status for all of Topia operations, environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine was accepted into a voluntary environmental audit program supported by PROFEPA which commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2021 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon conclusion of the compliance program further reviews will not lead to future suspensions of operations.

Factors Beyond the Company’s Control

There are a number of factors beyond the Company’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental and social factors, acts of nature, catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s operations.

Exploration activities and/or the pursuit of commercial production of the Company’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Company would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	91

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company has safety programs in place and continues to pursue further improvements on an ongoing basis. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. However, there is no assurance that safety incidents will not be experienced in the future, or that operations might not be materially affected by their occurrence. Further, a safety incident could have an adverse effect on the Company’s financial condition, liquidity or results of operations, and may result in the imposition of fines and penalties.

COVID 19 Disruptions

The Company has been closely monitoring the effects of the spread of the coronavirus respiratory disease (COVID-19) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.

The rapid worldwide spread of COVID-19 is prompting governments to incrementally implement restrictive measures in an attempt to curb the spread of COVID-19. During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19, and to continually assess and mitigate the risks to the business operations.

The Company has implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at its offices and sites and is also maintaining regular communications with legal and government representatives, suppliers, customers and business partners to monitor any potential risks to its ongoing operations. Broader government measures to limit the spread of COVID-19 have not impacted the Company’s operating mines in Mexico and Brazil to date and there are no confirmed or suspected cases of COVID-19 across the Company’s corporate offices and operations. In accordance with government-mandated restrictions in response to COVID-19, Coricancha, which has been on care and maintenance with some limited mining operations, will conduct exclusively care and maintenance activities to sustain the appropriate safety and environmental systems during the 28-day National State of Emergency announced on March 16 and on March 26, 2020. Coricancha is not material to the Company’s operations.

Although there have not been any impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. If the Company’s operations are impacted or expected to be impacted, the Company seek measures to preserve cash resources including suspension of discretionary spending and other legal means to reduce and minimize contractual spending. However, any extended suspension of operations may ultimately impact on the Company’s ability to repay its debt obligations and other creditors, with the result that the Company’s financial position may be seriously jeopardized.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	92

Risks Which Cannot Be Insured

The Company maintains appropriate insurance for liability and property damage; however, the Company may be subject to liability for hazards that cannot be insured against, which if such liabilities arise, could impact profitability and result in a decline in the value of the Company’s securities. The Company’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Company will maintain appropriate insurance for liability and property damage in connection with its business, the Company may become subject to liability for hazards that cannot be insured against or which the Company may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title of Property Interest

There can be no assurance that title to any property interest acquired by the Company or any of its subsidiaries is secured. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

In the jurisdictions in which the Company operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land.

Unauthorized Mining

The mining industries in Brazil and Mexico are subject to incursions by illegal miners or “garimperos” or “lupios” who gain unauthorized access to mines or exploration areas to steal mineralized material mainly by manual mining methods. The Company has experienced such incursions including an incident in the first quarter of 2014 at the GMC which resulted in both a significant financial loss to the Company and a material impact to the Company’s operations. Beadell also experienced this over the past three years at the Tartaruga exploration project in Brazil. In addition to the risk of losses and disruptions, these illegal miners pose a safety and security risk. The Company has taken security measures at its sites to address this issue and ensure the safety and security of its employees, contractors and assets. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Company’s ability to meet production goals.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	93

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Company’s primary mineral properties in Mexico, Topia and the GMC (excluding San Ignacio), have been in the production stage for more than ten years under the ownership of the Company, and have generated positive cash flow from operating activities. However, the commercial viability of these mines was not established by a feasibility study or preliminary economic assessment. Similarly, San Ignacio commenced production in 2014 and has generated positive cash flow from operating activities; however, the commercial viability of this mine was not established by a feasibility study or preliminary economic assessment. Coricancha was a past producing mine that is currently on care and maintenance. There is no assurance that the Company’s evaluation efforts will be sufficient to bring Coricancha into production.

Mineral exploration and development involve a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at Coricancha, or the Company’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as mineable. Estimates of mineral reserves and resources, and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, negotiations with land owners, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, Mineral Resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Company’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish Mineral Resources through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore;
•	evaluate the economic feasibility; and
•	construct, renovate, expand or modify mining and processing facilities.

In addition, if potentially economic mineralization is discovered, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable properties.

Development projects usually have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Mineral Reserves, Measured and Indicated Mineral Resources, and Inferred Mineral Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. At this time, other than Tucano, the Company’s properties do not have defined Mineral Reserves. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will ever be upgraded to either Measured or Indicated Mineral Resources or to Proven or Probable Mineral Reserves.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	94

Because mines have limited lives, the Company must continually replace and expand its Mineral Resources as production continues. The LOM estimates for the Company’s mines may not be correct. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand Mineral Resources at existing mines, and on the costs and results of continued exploration and potential development programs. The inability to identify Mineral Resources in quantities sufficient to bring a mineral property into production may result in the write down of the value of the mineral property.

Risks Associated with the Coricancha Acquisition

The Company completed the acquisition of Coricancha on June 30, 2017. The Company’s decision to acquire Coricancha was subject to a number of assumptions, including anticipated exploration results, the expected cost and timing of restarting operations, anticipated processing and production rates that may be achieved at Coricancha upon reactivation, the working capital position of Coricancha at closing, the ultimate cost of reclaiming legacy tailings facilities, potential increases to the Coricancha resource base, the anticipated cost of the mine closure bond, the indemnification obligations of Nyrstar under the Share Purchase Agreement and current environmental conditions and liabilities at Coricancha. While Nyrstar, as the former owner of Coricancha, has agreed to indemnify the Company with respect to certain reclamation costs, these indemnification obligations are capped. While the Company presently believes the ultimate reclamation costs will be less than amount of the indemnity cap, there is no assurance that this will be the case. In addition, there may be disagreements between the Company and Nyrstar as to the amount of Nyrstar’s indemnification obligations under the Share Purchase Agreement. In addition, the parent guarantor of the Nyrstar entities has been replaced with a subsidiary of Trafigura that has acquired the Nyrstar entities as part of a sale by Nyrstar NV of its assets in a reorganization transaction with Trafiguira. There is no assurance that the Trafigura guarantor will have the financial resources necessary to discharge any claim under the guarantee should the Nyrstar entities fail to discharge their obligations.

If any of these assumptions prove incorrect, the Company may not be able to achieve profitable operations at Coricancha. The acquisition of Coricancha is subject to a number of risks that may result in a materially adverse impact on the Company, including potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of Coricancha, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in Mineral Resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, unanticipated increases in the cost of the tailings reclamation, increased mine closure costs and related bond requirements, and the other risks and uncertainties described elsewhere in this AIF, any of which could have a material adverse impact on the Company and its results of operations.

The Company is required to make a decision as to whether to permanently close the Coricancha mine under its Mine Closure Agreement with Nyrstar by June 30, 2020. If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to $9.7 million but Coricancha will be required to post a $9.7 million bond with Peruvian government authorities. If no decision is made to permanently close Coricancha, then Coricancha will likewise be required to post the $9.7 million bond. Accordingly, either option will require a financial commitment from the Company which may divert capital and management time away from the funding of mining operations and other revenue generating activities. In addition, any costs of permanently closing Coricancha may be greater than the $9.7 million that Nyrstar would be required to fund in the event of a decision to permanently close the mine by June 30, 2020.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	95

In addition, although the Company has completed a Technical Report in the form of a Preliminary Economic Assessment at Coricancha it is currently evaluating the conditions under which a restart of Coricancha production can be implemented. The Company may not conduct a preliminary feasibility study or feasibility study in connection with its decision. Mineral properties that are placed into production without the benefit of a feasibility study have historically had a higher risk of failure. There is no assurance the Company will achieve any particular level of production at Coricancha or that operations there will be profitable.

Financing Risks Associated with Tucano

There can be no assurance that the Company will be able to secure the funds necessary to finance the optimization, planned exploration, further capital investment and development of Tucano and scheduled debt repayments in a manner that will increase value to shareholders. In addition, Tucano will have significant working capital needs, given its 2020 production profile with a much greater proportion of production in the second half of the year.

Substantial expenditures will be required to optimize, develop and to continue with the exploration of Tucano and near mine exploration targets. In order to explore and develop Tucano, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, further mining and infrastructure feasibility studies. The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it may require additional capital to construct infrastructure necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding through equity financing, joint ventures, debt financing, or other means, depends upon a number of factors, including the state of the worldwide economy and the price of gold, silver and other metals. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing as and when needed for these or other purposes on terms that are favorable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and may cause the Company to forfeit rights in some or all of its properties or reduce or terminate some or all of its planned operations.

In addition, any determination to proceed with the development of the Urucum underground mine at Tucano will require the completion of a feasibility study to demonstrate the technical and economic feasibility of the project. There is no assurance that this feasibility will be established or that the Company will be able to raise the capital to fund the development of the Urucum underground mine should feasibility be established.

Exploration and Development Risks Associated with Tucano

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company with respect to Tucano may be affected by numerous factors that are beyond the control of the Company and that cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	96

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the mineral exploration and development activities of the Company will result in discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Ability to Service Debt

Prior to the Acquisition, Great Panther did not historically have any material debt. The Company has incurred significant debt on the acquisition of Tucano, on a consolidated basis, and anticipates continuing to rely on debt financing to support mining operations at Tucano. Great Panther’s ability to continue to service this debt and other obligations will depend on its future performance and cash flows which to a certain extent are subject to general economic, financial, competitive, legislative, regulatory and other factors, including the price of gold, silver and other metals, many of which are beyond its control. Great Panther’s historical financial results (on a pro forma basis) have been, and it is anticipated that Great Panther’s future financial results will continue to be, subject to fluctuations. Cash flows can vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations. Any inability to secure sufficient debt funding (including to refinance on acceptable terms) or to service its existing and new debt may have a material adverse effect on Great Panther’s financial performance and prospects.

Litigation Risk

As discussed in Item 15 of this AIF, the Company is party to various legal proceedings in connection with its mining properties. The Company has disclosed certain of these legal proceedings, but has not disclosed other legal proceedings on the basis that they do not claims in excess of 10% of the assets of the Company. The Company has made various assessments as to the probability of the outcomes of these legal proceedings in connection with the preparation of its Audited Financial Statements. There is no assurance that the Company’s assessment of the probability of these outcomes, and the amounts for which the Company may become liable to pay, will be accurate and representative of the actual outcomes in these legal proceedings. Adverse decisions in these legal proceedings could result in significant damages being awarded against the Company which could in have a material adverse impact on the Company’s financial condition and results of operations. While the Company may be able to appeal any awards of decisions against the Company, there is no assurance that these appeals would be successful. In addition, the Company’s inability to overturn the decision of the federal labour court regarding the prohibition of cyanide usage at Tucano following the date that is one year following the date of any final appeal could result in the Company being required to cease operations at Tucano if an alternative to cyanide treatment cannot be identified and implemented in a cost-effective manner (of which there is no assurance). While the Company views such an order as being unprecedented in Brazil, the Company’s failure to over-turn the order on appeal would have a material adverse impact on the Company’s financial condition and results of operations.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in additional legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material effect on the Company’s financial position or results of operations.

The Company may be subject to governmental and regulatory investigations, civil claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in regulatory actions and litigation, the difficulty of predicting decisions of regulators, judges and juries and the possibility that decisions may be reversed on appeal.

Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of legal disputes. However, if the Company is subject to legal disputes, there can be no assurances that these matters will not have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	97

Corruption and Fraud in Brazil relating to Ownership of Real Estate

Under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, a real estate registry office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate, although ownership of mining rights are separate from ownership of land.

Restrictions to the Acquisition of Rural Properties by Foreign Investors or Brazilian Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities are subject to restrictions for the acquisition or lease for agricultural purpose, or arrendamento, of rural properties in Brazil. Limitations also apply to legal entities domiciled in Brazil controlled by foreign investors, such as the Company’s subsidiaries through which the Company will operate in Brazil. The limitations are set forth mainly in Law No. 5,709/1971 and in Decree No. 74,965/1974.

Until 2010, limitations imposed on the acquisition of rural property did not apply to Brazilian companies under foreign control. However, an opinion issued by the General Counsel of the Federal Government Office of Brazil significantly changed the interpretation of the applicable laws at the time. Accordingly, Brazilian companies that have the majority of their capital stock owned by foreign individuals and legal entities domiciled abroad are deemed “foreign investors” for the purposes of application of the restrictions on the acquisition of rural property in Brazil. The legality of such opinion has been and is currently being challenged, however prior challenges to the opinion have been unsuccessful.

A foreign investor or a Brazilian company under foreign control may only acquire rural property in Brazil without breaching the aforementioned opinion if certain conditions are met, including, among others, prior approval by the Brazilian Ministries or, in certain cases, by the Brazilian Congress. Pursuant to applicable legislation, any agreements regarding the direct or indirect ownership of rural properties by foreign individuals or entities may be considered null and void, as well as any agreements regarding corporate changes which might result in indirect acquisition or arrendamento of rural lands by foreign investors. Accordingly, the Company’s ownership of any such rural properties in Brazil may be subject to legal challenges which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	98

Termination of Mining Concessions

The Company’s mining concessions may be terminated in certain circumstances. Under the laws of Brazil, Mineral Resources belong to the federal government and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company will hold mining, exploration and other related concessions in each of the jurisdictions where the Company operates and where it will carry on development projects and prospects. The concessions the Company will hold in respect of its operations, development projects and prospects may be terminated under certain circumstances. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Inflation in Brazil

In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, and reagents fluctuate and affect the costs of production at the Company’s operations. These fluctuations can be unpredictable, are beyond the control of the Company, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Company maintains bank accounts in Canadian, US, Australian, Mexican, Brazilian and Peruvian currencies. The Company earns revenue in US dollars while its costs are incurred in local currencies such the Canadian dollar, Australian dollar, Mexican peso, Brazilian real and Peruvian sol. An appreciation of these local currencies against the US dollar will increase operating, financing and capital expenditures as reported in US dollars. A decrease of these local currencies against the US dollar will result in a loss to the Company to the extent that the Company holds funds in such currencies.

The Company has, from time to time, used hedging instruments to manage its foreign exchange risk. Such instruments can be subject to material gains and losses.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	99

Dependence on Key Personnel

The Company’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and may impact the ability to attract and retain such personnel. The Company’s growth and viability has depended, and will continue to depend, on the efforts of key personnel. The loss of any key personnel may have a material adverse effect on the Company, its business and its financial position. The Company has employment contracts with these employees but does not have key-man life insurance. The Company provides these employees with long-term incentive compensation which generally vests over several years and is designed to retain these employees and align their interests with those of the Company’s shareholders.

Conflicts of Interest of Directors and Officers

Certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. The directors and officers of the Company are required by law and the Company’s Code of Business Conduct and Ethics to act in the best interests of the Company. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Company to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Company sells gold doré and refined concentrates containing silver, gold, lead and zinc to metals traders and smelters. During the year ended December 31, 2019, three customers accounted for 97% of the Company’s revenues. The Company believes that a limited number of customers will continue to represent a significant portion of its total revenue. The Company does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Company’s supply. However, the Company could be subject to limited refinery or smelter availability and capacity, it could face the risk of a potential interruption of business from a third party beyond its control, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Company’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation and Storage of Doré or Concentrate

The doré and concentrates produced by the Company have significant value and are transported by road, by air, and/or by ship to refineries and smelters in local countries and overseas. The geographic location of the Company’s operating mines in Brazil and Mexico, and air and trucking routes taken through the country to the refinery, smelters and ports for delivery, give rise to risks including doré or concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	100

Theft of Doré or Concentrate

The Company may have significant doré and concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Company has experienced theft of concentrates in the past and has taken additional steps to secure its doré and concentrate, whether in storage or in transit. The Company has insurance coverage; however, recovery of the full market value may not always be possible. Despite risk mitigation measures, there remains a continued risk that theft of doré or concentrate may have a material impact on the Company’s financial results.

Illegal Activity in the Countries in which the Company Operates Could Have an Adverse Effect on Operations

The Company’s primary mineral exploration and exploitation activities are conducted in Brazil, Mexico and Peru and are exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials, and protection by police and other government services.

Mexico continues to undergo sometimes violent internal struggles between the government and organized crime with drug cartel relations and other unlawful activities. The number of kidnappings, violence and threats of violence throughout Mexico is of particular concern and appears to be on the rise. While the Company takes measures to protect both personnel and property, there is no guarantee that such measures will provide an adequate level of protection for the Company or its personnel. The occurrence of illegal activity against the Company or its personnel cannot be accurately predicted and could have an adverse effect on the Company’s operations.

In January 2016, a small amount of explosives was stolen from the GMC. While the Company has taken additional security measures, there is no assurance that theft of explosives will not occur again. Explosives are highly regulated, and any theft or loss of explosives may be subject to investigation by Mexican regulatory authorities. The Mexican regulatory authorities may elect at their discretion to exercise administrative action during or after such an investigation. Administrative action could include fines and possibly suspension of the Company’s explosives permit during the investigation period or longer, which would negatively impact the Company’s operations.

Compliance with Anti-Corruption Laws

The Company's operations are governed by, and involve interaction with, many levels of government in Brazil, Mexico and Peru. The Company is subject to various anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act and the United States’ Foreign Corrupt Practices Act, each of which prohibit a company and its employees or intermediaries from bribing or making improper payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In addition, the Extractive Sector Transparency Measures Act recently introduced by the Canadian government contributes to global efforts to increase transparency and deter corruption in the extractive sector by requiring extractive entities active in Canada to publicly disclose, on an annual basis, specific payments made to all governments in Canada and abroad. According to Transparency International, Brazil, Mexico and Peru are each perceived as having fairly high levels of corruption relative to Canada. The Company cannot predict the nature, scope or effect of future regulatory requirements to which the Company's operations might be subject or the manner in which existing laws might be administered or interpreted.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	101

Failure to comply with the applicable anti-corruption laws and regulations could expose the Company and its senior management to civil or criminal penalties or other sanctions, which could materially and adversely affect the Company's business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company's business, reputation, financial condition and results of operations. Although the Company has adopted policies to mitigate such risks, such measures may not be effective in ensuring that the Company, its employees or third-party agents will comply with such laws.

Acquisition Strategy

As part of Great Panther’s business strategy, the Company has made acquisitions in the past and continues to seek new acquisition opportunities in the Americas. The opportunities sought by the Company include operating mines, as well as exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Company may from time to time acquire additional mineral properties or the securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial synergies, and may incur unanticipated costs, diversion of management attention from existing businesses, the potential loss of the Company’s key employees or of those of the acquired business. Acquisitions may also lead to the issuance of a large number of the Company’s common shares, which would result in dilution to existing shareholders. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Company’s results of operations and financial condition. Further, to acquire properties and companies, the Company may be required to use available cash, incur debt, issue additional securities, enter into off-take, royalty agreements or metal streaming agreements, or a combination of any one or more of these. This could affect the Company’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Company. There may be no right for the Company’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Company, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Company’s relationship with the communities in which it operates is important to ensure the future success of its existing operations and the construction and development of its projects. While the Company believes its relationships with the communities in which it operates are strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Adverse publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	102

Volatility of Share Price

Trading prices of Great Panther’s shares may fluctuate in response to a number of factors, many of which are beyond the control of the Company. In addition, the stock market in general, and the market for precious metals producers in particular has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s shares, regardless of operating performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been known to be initiated. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Substantial Decommissioning and Reclamation Costs

The Company reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2019, the Company had recorded a provision in the amount of $56 million for the estimated present value of future reclamation and remediation costs associated with the expected retirement of its mineral properties, plants, and equipment.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Company’s articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all the other officers or directors for any other loss, damage or expense incurred by the Company which happen in the execution of the duties of such officers or directors, as do indemnification agreements between the directors and officers and the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Company or its directors and officers. The Company is organized and governed under the laws of under the Business Corporations Act of British Columbia, Canada and is headquartered in this jurisdiction. Primarily all the Company’s directors and officers are residents of Canada, and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	103

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs") to Employees, Directors, Officers and Consultants

The Company has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at December 31, 2019, there are outstanding share options exercisable into 5,209,831 common shares which, if exercised, would represent approximately 2% of the Company’s issued and outstanding shares as of that date.

The Company has also granted, and in the future may grant, to directors, officers, insiders, and employees, RSUs and DSUs as incentive awards for service to those persons. Upon settlement, these awards entitle the recipient to receive common shares, a cash equivalent, or combination thereof. The choice of settlement method is at the Company’s sole discretion. As at December 31, 2019, there are vested RSUs and DSUs outstanding which could result in the issuance of up to 1,263,580 common shares. If exercised, these would represent approximately 0.4% of the Company’s issued and outstanding shares as of that date.

If all these incentive awards are exercised and issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s common shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the Company’s exploration, development and capital investment plans, acquisition activities, and operating and working capital requirements, the Company may issue additional common shares as a means of raising capital. In the event that the Company is required to issue additional shares or decides to enter into joint venture arrangements with other parties in order to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Trading of the Company’s Shares May Be Restricted by the SEC's “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Shares

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	104

The Company Does Not Expect to Declare or Pay Any Dividends

The Company has not declared or paid any dividends on its common stock since inception, and does not anticipate paying any such dividends for the foreseeable future.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexico taxation authorities, and other receivables. The Company sells and receives payment upon delivery of its doré and concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Company may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Company’s future operating results may be materially adversely impacted as a result.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2019, the Company had net working capital (current assets in excess of current liabilities) of approximately $13 million, including approximately $37 million in cash and short term deposits. At December 31, 2019, the Company has total borrowings of $43 million, of which $38 million is due over the next twelve months.

Subsequent to December 31, 2019, the Company completed an $11.25 million gold doré prepayment facility with Samsung and completed an increase in its credit facility with Banco Bradesco in Brazil in March 2020.

The Company believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in gold or silver prices, or unforeseen liability, or other matters affecting the operations of the business might arise which will have a material impact on the Company’s sufficiency of cash reserves to meet operating requirements. In addition, further acquisitions or significant change in capital plans could significantly change the cash and working capital required by the Company. Government and industry measures to contain the spread of Covid-19 could also cause disruption to the Company’s operations and adversely impact cash-flow and liquidity.

Internal Control over Financial Reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. For the year ended December 31, 2019, the Company qualified as an “emerging growth company” under the United States Securities Exchange Act of 1934 and therefore is eligible to forego the requirements for independent assessment of its internal control procedures under SOX. Notwithstanding, the Company has undergone an independent assessment of its internal control procedures under SOX for the year ended December 31, 2019 by its independent auditors, but to the extent it retains its “emerging growth company” status, may not do so in future periods.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	105

The Company may fail to achieve and maintain the adequacy of its internal controls over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal controls over financial reporting are effective. The Company’s failure to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate internal controls over financial reporting will likely increase with the Company’s plans for ongoing development of its business and this will require that the Company continues to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Climate Change

Extreme weather events (for example, prolonged drought, or the increased frequency and intensity of storms) have the potential to disrupt the Company's operations and the transportation routes that the Company uses. The Company's ability to conduct mining operations depends upon access to the volumes of water that are necessary to operate its mines and processing facilities. Changes in weather patterns and extreme weather events, either due to normal variances in weather or due to global climate change, could adversely impact the Company's ability to secure the necessary volumes of water to operate its facilities.

The Coricancha mine has in the past experienced damage from flooding during periods of excessive rain. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact mining operations and could damage the Company's facilities, plant and operating equipment. Accordingly, extreme weather events and climate change may increase the costs of operations and may disrupt operating activities, either of which would adversely impact the profitability of the Company.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	106

9.	DIVIDENDS

Holders of the Company’s common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available for that purpose. The Company intends to retain future earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends in the foreseeable future.

10.	DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of common shares without par value, an unlimited number of Class A preferred shares without par value issuable in series, and an unlimited number of Class B preferred shares without par value issuable in series. As at December 31, 2019, the issued share capital consisted of 311,940,950 common shares. No Class A preferred shares or Class B preferred shares were issued or outstanding.

Common Shares

Subject to the rights of the holders of the Class A preferred shares and the Class B preferred shares of the Company, holders of common shares of the Company are entitled to dividends if, as and when declared by the directors. Holders of common shares of the Company are entitled to one vote per common share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of the Class A preferred shares and the Class B preferred shares, holders of common shares of the Company are to share rateably in the remaining assets of the Company as are distributable to holders of common shares. The common shares are not subject to redemption or retraction rights, rights regarding purchase for cancellation or surrender, or any exchange or conversion rights.

Class A Preferred Shares

Class A preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class A preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Preferred Shares

Class B preferred shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B preferred shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B preferred shares rank in priority over common shares and any other shares ranking by their terms junior to the Class B preferred shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	107

11.	MARKET FOR SECURITIES

11.A.	TRADING PRICE AND VOLUME

The Company’s common shares trade on the TSX and the NYSE American, trading under the symbols GPR and GPL, respectively.

The following table sets forth the price ranges in Canadian dollars and trading volume of the common shares of the Company as reported by the TSX for the periods indicated:

Period	High	Low	Volume
	C$	C$
January 2019	$ 1.04	$ 0.78	2,576,300
February 2019	$ 1.30	$ 0.92	3,224,100
March 2019	$ 1.58	$ 1.12	4,755,500
April 2019	$ 1.32	$ 1.07	2,613,900
May 2019	$ 1.22	$ 0.81	1,954,300
June 2019	$ 1.17	$ 0.94	3,569,200
July 2019	$ 1.28	$ 0.91	8,007,400
August 2019	$ 1.18	$ 0.95	8,290,100
September 2019	$ 1.15	$ 0.90	5,742,600
October 2019	$ 0.98	$ 0.70	5,095,900
November 2019	$ 0.73	$ 0.55	3,891,300
December 2019	$ 0.71	$ 0.53	4,300,700

The following table sets forth the price ranges in US dollars and trading volume of the common shares of the Company as reported by the NYSE American for the periods indicated:

Period	High	Low	Volume
	$	$
January 2019	$ 0.79	$ 0.58	13,302,200
February 2019	$ 0.97	$ 0.69	15,016,100
March 2019	$ 1.19	$ 0.84	32,215,900
April 2019	$ 1.00	$ 0.79	14,080,900
May 2019	$ 0.91	$ 0.65	12,293,400
June 2019	$ 0.89	$ 0.71	15,298,600
July 2019	$ 0.98	$ 0.71	27,053,100
August 2019	$ 0.89	$ 0.72	34,816,800
September 2019	$ 0.86	$ 0.68	26,318,000
October 2019	$ 0.74	$ 0.52	17,881,600
November 2019	$ 0.56	$ 0.42	21,247,800
December 2019	$ 0.54	$ 0.40	25,890,500

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	108

12.	ESCROWED SECURITIES

As at December 31, 2019, there were no escrowed securities or securities subject to contractual restriction on transfer.

13.	DIRECTORS AND OFFICERS

13.A.	NAMES, OCCUPATIONS AND SECURITY HOLDINGS

At the date of this AIF, the directors and executive officers of the Company are as follows:

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	109

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years[1]	Director Since
ROBERT A. ARCHER, P. Geo. British Columbia, Canada

Director of the Company.

Director of Megastar Development Corp., since June 2019.

Director of Newrange Gold Corp., since March, 2018, and Chief Executive Officer from January 2019.

Director of Prize Mining Corporation from March 2018 to December 2018.

Chief Executive Officer of the Company from 2004 to August 2017.

President of the Company from 2004 to 2012, and from May 2013 to August 2017.

President & Chief Executive Officer of Cangold Limited from 2003 to 2015. Director of Cangold from 2001 to 2015.

April 2004

1 The information as to principal occupation has been furnished by the respective individuals.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	110

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years[1]	Director Since

R.W. (BOB) GARNETT, CPA, CA, ICD.D British Columbia, Canada

Director of the Company.

Lead Independent Director since November 2019.

Board Chair from February 2012 to July 2019.

Commissioner, British Columbia Financial Institutions Commission from May 2012 to June 2018.

President of Sagebrush Golf and Sporting Club from September 2012 to 2015 and Chief Financial Officer from 2006 to 2012.

Director of Media Valet Inc. (formerly VRX Worldwide Inc.) since 2009.

May 2011
JOHN JENNINGS, MBA, CFA British Columbia, Canada	Director of the Company. Practice Lead, Board Director and Executive Search with WATSON Advisors Inc. since October 2017. Senior Client Partner, Korn Ferry International from 2012 to May 2017.	June 2012

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	111

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years[1]	Director Since

JEFFREY R. MASON, B Com., CPA, CA, ICD.D British Columbia, Canada

Director of the Company (since June 2018 and also May 2014 to June 2017)

Board Chair of the Company since July 2019.

Interim President and Chief Executive Officer of the Company since October 2019.

Independent Director Auryn Resources Inc. February 2018 to present.

Independent Director Torq Resources Inc. September 2017 to present.

Independent Director Amarc Resources Ltd., April 2003 to April 2018.

Independent Director Libero Copper Corporation (Formerly Libero Mining Corporation) August 2008 to November 2018.

Independent Director Hut 8 Mining Corp. (formerly, Oriana Resources Corporation) March 2018 to August 2018.

Independent Director Red Eagle Mining Limited January 2010 to June 2018.

Chief Financial Officer of Nickel Creek Platinum Corp.(formerly Wellgreen Platinum Ltd.) from November 2012 to July 2016 (Director from 2013 to 2015).

During the five years prior to the date of this AIF, he has provided financial and operations advisory consulting/employment services for mining, electrical power and construction companies.

June 2018 (May 2014-June 2017)
W. JAMES MULLIN British Columbia, Canada

Director of the Company.

Retired Professional Engineer in the province of British Columbia.

Served as Senior Vice President of North American Operations for Newmont Mining Corporation until his retirement in 2001.

During the five years prior to the date of this AIF, he has acted as an independent consultant in the mining industry, and owned and operated a mid-sized cattle ranch.

August 2013

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	112

Name, Residence	Office Held with the Company and Principal Occupation or Employment for the Past Five Years[1]	Director Since
ELISE REES, FCPA, FCA, ICD.D British Columbia, Canada

Director of the Company.

Director of Enmax Corporation since September 2015.

Director of EasyPark, Parking Corporation of Vancouver from 2013 to 2018.

Director of Westland Insurance since 2016.

Director  of the Greater Vancouver Board of Trade from 2015 to 2019.

Director of Alcanna Inc. from August 2018 to February 2019.

Market Leader and Managing Partner (TAS) BC at Ernst & Young LLP from 1998 to June 2016.

April 2017
KEVIN ROSS, B.Sc. (Hon) Min Eng., MBA British Columbia, Canada

Director of the Company.

Chief Operating Officer of Orca Gold Inc., since August 2016.

Director of Montage Gold Corp., (a subsidiary of Orca Gold Inc) since August 2019.

Chief Operations Officer, RB Energy Inc., 2014 - 2015.

May 2019
JIM A. ZADRA, CPA, CA British Columbia, Canada	Chief Financial Officer and Corporate Secretary of the Company since July 2012. Director of Good Natured Products Inc since March 2016.	N/A
NEIL HEPWORTH, M.Sc. Engineering (Mining), C. Eng. Sesimbra, Setubal, Portugal

COO since October 2019.

Self-Employed Consultant/Interim Positions from 2016 to 2019.

Chief Operating Officer/Vice President Technical Jaguar Mining Inc from 2016 to 2019.

Senior Vice President Aura Minerals from 2010 to 2014.

N/A

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	113

The Board of Directors of the Company has four standing committees. The members of each committee are as follows:

Audit Committee	Elise Rees (Chair) R.W. (Bob) Garnett (as of July 25, 2019) John Jennings Jeffrey Mason (until July 25, 2019)
People and Culture Committee (Formerly Human Resources and Compensation Committee)	John Jennings (Chair) R.W. (Bob) Garnett (until June 24, 2019) Elise Rees (as of June 24, 2019) James Mullin
Nominating and Corporate Governance Committee	James Mullin (Chair) R. W. (Bob) Garnett (as of July 25, 2019) Kevin Ross (as of June 24, 2019) Jeffrey Mason, (Chair and member until October 29, 2019)
Safety, Health, Environment, Social & Technical Committee (Formerly SHEC)	Robert A. Archer (Chair) Jeffrey Mason (until July 15, 2019) James Mullin (as of October 1, 2019) R.W. (Bob) Garnett (until March 5, 2019) Kevin Ross

In addition, the Board will, from time-to-time, appoint ad-hoc committees for specific purposes as circumstances require.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is expected to be held in June 2020.

As of March 24, 2020, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over 1,917,560 common shares representing 0.61% of the common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

13.B.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within the 10 years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including the Company), that, (i) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer of chief financial officer; or (ii) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	114

Mr. Mason was a director commencing in March 2015 of the online shoe retailer Shoes.com Technologies Inc., a private BC company, and was a director commencing in September 2016 of certain of its whollyowned private subsidiary companies, including Shoes.com, Inc., a Delaware company, and Onlineshoes.com, Inc., a Washington company, but not, nor ever a director of Shoeme Technologies Limited, a Canadian Federal private company (together the “Shoes Private Companies”). In September 2016, following the resignation of the prior CFO, Mr. Mason assumed the role of interim CFO of the Shoes Private Companies. Due in part to an increasing competitive landscape, the Shoes Private Companies became insolvent, and were not believed to be financeable. The Boards of directors of the Shoes Private Companies determined that the interests of stakeholders would be best protected by placing the Shoes Private Companies into receivership in February 2017. Mr. Mason resigned as interim CFO and director of the Shoes Private Companies in February 2017.

Mr. Mason was a director of TSX-listed Company Red Eagle Mining Corporation (“Red Eagle”) commencing on January 1, 2010 continuing to his resignation on June 22, 2018. On November 9, 2018, Red Eagle’s secured lenders gave default notice and a demand letter under a secured credit facility and advised of their intention to appoint FTI Consulting as receiver over Red Eagle’s assets. Red Eagle had negotiated a restructuring, announced August 24, 2018, under which the secured lenders would write off a significant part of their debt to enable Red Eagle to recommence operations, but the restructuring was contingent upon a $38 million equity financing from Annibale SAC, personally guaranteed by its principal Fernando Palazuelo. Annibale SAC defaulted on that commitment and as a result, the restructuring could not proceed.

Mr. Ross is a Director of the Company. Mr. Ross was previously the Chief Operating Officer of RB Energy Inc. (“RBI”) from April 2014 to May 2015. On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies’ Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). On October 15, 2014, RBI announced that the Court issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA, which granted an initial stay of creditor proceedings to November 13, 2014. The Order was subsequently extended to April 30, 2015. On May 8, 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The TTSX-de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Mr. Ross ceased employment as Chief Operating Officer of RBI in May 2015.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	115

13.C.	CONFLICTS OF INTEREST

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company (or a subsidiary of the Company) and any director or officer of the Company (or a subsidiary of the Company), except that certain of the directors and officers serve as directors, officers or members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company relies upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts have been disclosed by such directors and officers in accordance with the Business Corporations Act (British Columbia) and they have governed themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

14.	AUDIT COMMITTEE INFORMATION

14.A.	AUDIT COMMITTEE CHARTER

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets, reliability of information, and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities and is attached as Schedule A to this AIF.

14.B.	MEMBERS OF THE AUDIT COMMITTEE

The members of the Company’s Audit Committee are Elise Rees (Chair), Bob Garnett and John Jennings. Each of these individuals are independent and financially literate within the meaning of National Instrument 52-110 "Audit Committees". The relevant education and experience of each Audit Committee member are outlined below:

Elise Rees, FCPA, FCA, ICD.D (Audit Committee Chair)

Ms. Rees is an experienced director, having served on the boards of a number of profit and not-for profit organizations, including as Board Chair, Treasurer, and Audit and Finance Committee Chair. She currently serves on the boards of Enmax Corporation, and Westland Insurance, was Board Chair of EasyPark, Parking Corporation of Vancouver until June 2017, was a Director of The Greater Vancouver Board of Trade until November 2019, as well as a director of Alcanna Inc from August 2018 to February 2019. Ms. Rees retired from Ernst & Young LLP in June 2016 after a thirty-five-year career in professional accountancy. She spent eighteen years as a Partner with Ernst & Young, LLP with the last 14 years of her tenure focused on acquisitions, mergers and corporate reorganizations. She has a breadth of experience in a large variety of industries with specific focus on mining, infrastructure, transportation, technology, real estate, retail and distribution. Ms. Rees has been recognized for her leadership with the designation of Fellow Chartered Professional Accountant and Fellow Chartered Accountant in 2010; Community Builder Award, Association of Women in Finance (2012); Influential Woman in Business Award (2007); and the Ernst & Young Rosemarie Meschi Award for Advancing Gender Diversity (2007). She was also recognized as one of the Top 100 Most Powerful Women in Canada in 2015 by Women’s Executive Network. Ms. Rees has a B.A. (Hons) from the University of Strathclyde, Scotland and is a graduate of the ICD-Rotman Directors Education Program with the designation of ICD.D.

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R.W. (Bob) Garnett, CPA, CA, ICD.D

Mr. Garnett is a Chartered Professional Accountant in the Province of British Columbia (1973) and obtained a Bachelor of Arts (Commerce) from Simon Fraser University in 1972. In 2007, he graduated from the ICD-Rotman Directors Education Program with the designation of ICD.D. In 2012, he was appointed a Commissioner of the Financial Institutions Commission by the Lieutenant Governor in Council on the recommendation of the Minister of Finance of the Province of British Columbia, which appointment expired in June 2018. Mr. Garnett also currently serves on the board of Media Valet Inc., a Vancouver based company that provides cloud-based digital asset management software to many of the world’s leading brands and chairs the Audit Committee. Mr. Garnett also served as President of a world-class ranked golf facility located near Merritt, British Columbia from 2012 to 2015.

John Jennings, MBA, CFA

Mr. Jennings is employed as Practice Co-Lead, Board Director and Executive Search with WATSON Advisors Inc., a leading consulting firm focused on corporate governance and recruiting board directors and executive talent. Prior to joining WATSON in October 2017, he was a Senior Client Partner with Korn Ferry International from 2012 to May 2017. Upon earning his B.Sc. (Chemistry) from Western University, Mr. Jennings started a career in precious metals mining operations before becoming a sell-side mining analyst in Toronto. Following completion of his Master of Business Administration from London Business School, he entered a 26-year career in investment banking with leading firms in the UK and Canada, including as CEO of an investment firm. Mr. Jennings is an experienced director, having served on the boards of a number of profit and purpose-driven organizations, including as Board Chair, and Audit and Finance Committee Chair. He currently serves on the Executive Committee of the BC Chapter of the Institute of Corporate Directors and the Faculty Advisory Board of the Sauder School of Business at the University of British Columbia. He holds the designation of Chartered Financial Analyst.

14.C.	PRE-APPROVAL POLICY

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor.

Annually, the Audit Committee pre-approves a budget for specified non-audit services within which limits the Company may contract the services of the Company’s external auditor.

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14.D.	EXTERNAL AUDITOR SERVICE FEES

The following table sets out the aggregate fees billed to the Company by its external auditor, KPMG LLP, in each of the last two fiscal years:

Category	Year ended December 31, 2019[1]	Year ended December 31, 2018[2]
Audit Fees	C$ 843,000	C$ 371,000
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	C$ 25,000
All Other Fees	C$ 240,000	C$ 32,000

“Audit Fees” include fees billed by the Company’s auditor related to the audits of the Company’s consolidated financial statements and internal control over financial reporting, and the reviews of the Company’s interim financial statements. The increase in Audit Fees are reflective of the growth in the size of the Company as a result of the Acquisition, and also reflects some non recurring audit costs associated with the acquired company.

“Tax Fees” include fees for the preparation of the Company’s Canadian corporation income tax returns and related tax filings.

“All Other Fees” include fees for reviews of the Company’s filings made in relation to the Acquisition, as well as involvement with payroll audits of the Company’s Mexican subsidiaries.

15.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the financial year ended December 31, 2019, the Company was party to the following legal proceedings that relate to the Tucano mine, as described in the Company’s audited financial statements for the year ended December 31, 2019 (the “Audited Financial Statements”). Additional information regarding the accounting for these legal proceedings is included in the Audited Financial Statements. In addition to these legal proceedings, the Company may from time to time become party to litigation incidental to its business. Such other litigation matters are presently deemed by the Company to not be material on the basis that they do not involve any claim on an individual basis for damages in excess of ten per cent of the current assets of the Company.

1 Fees billed for audit services are presented based on the fiscal period to which the audit services relate. Audit-related, Tax and Other fees are presented based on the period during which the services were rendered.

2 Fees billed for audit services are presented based on the fiscal period to which the audit services relate. Audit-related, Tax and Other fees are presented based on the period during which the services were rendered.

Great Panther Mining Limited Annual Information Form for the year ended December 31, 2019	118

Various Claims related to Brazil Indirect Taxes and Labour Matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments related to indirect taxes, and labour disputes associated with former employees and contract labor in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s attorneys, and no provision has been recognized in the Audited Financial Statements.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. A provision for loss was recognized as of December 31, 2019 based on the Company’s assessment that a loss was probable related to the labor disputes.

Environmental Damages - William Creek

In May 2009, The State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of the Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered the Company to pay a fine of approximately $1.5 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. The updated value with interest and inflation is approximately $6.7 million. The Company is in the process of appealing and the likelihood of total loss is not considered probable based on legal advice received. However, an adjusted lower fine is considered probable and the Company has accrued the amount payable considered more likely than not in long-term other liabilities, representing the Company’s best estimate of the cost to settle the claim. The Company does not expect to make any payments during the year ended December 31, 2020.

Archeological Sites Damage

Amapá-MMX Iron Ore Project

In May 2016, The Brazilian Federal Public Prosecutor (“MPF”) filed a public civil action seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 19 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages according to the following parameters: (a) compensation of BRL 167 million for damages based on parameters of a report issued by the Federal Police; or (b) compensation of BRL 23.4 million; corresponding to the cost of the rescue archaeology actions that should have been carried out; or (c) the equivalent to the operating income of the defendants regarding the impacted archeological sites, from 2006 to November 2009; and (iii) compensation of BRL 10 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general. In March 2019, the Lower Court added Anglo Ferrous Brazil Participações and Anglo American Investimentos – Minério de Ferro Ltda (together, the “Anglo Group”) as defendants (as predecessors of Zamin), as requested by the MPF.

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Amapari Project

In June 2016, the MPF filed a public civil action seeking compensation from Zamin, the State of Amapá, and Tucano for damages to 15 archaeological sites, as a result of activities in 2004-2010 at the Amapari Project. MPF also claimed that the State of Amapá failed to take proper action during the environmental licensing procedure. MPF claims (i) to hold Zamin and Tucano jointly and severally liable for all alleged damages, (ii) compensatory damages to be determined at the stage of liquidation of the award; and (iii) compensation of BRL 10 million of each defendant for collective nonpecuniary loss to Amapá’s citizens and Brazilians in general.

These claims against Tucano are being defended on the basis that (i) Tucano has no involvement in the Amapá-MMX Iron Ore Project and, therefore, should not have any liability for archaeological damages; (ii) the environmental licenses for the operation of the Amapari Gold Project have been duly obtained and all obligations have been fulfilled by Tucano; (iii) measures to protect the archaeological heritage were duly implemented; and (iv) there is no evidence of the damage. The likelihood of total loss is not considered probable. However, the likelihood of a partial loss with the imposition of some compensation obligations is considered probable, and, accordingly, the Company has accrued the amount payable considered more likely than not representing the Company’s best estimate of the cost to settle these claims. The Company expects any settlement to be in the form of community works or services to be undertaken over a period of 3 to 4 years.

Cyanide Usage

In October 2018, the public prosecutor’s office of labor affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a federal court and is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the ultimate outcome.  This assessment will be reviewed after a decision is reached on whether an appeal will be admitted to Superior Labor Court.

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16.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as stated elsewhere in this AIF and in the consolidated financial statements for the year ended December 31, 2019, to the best of the Company’s knowledge, none of the Company’s directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of any class or series of voting securities of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

17.	TRANSFER AGENTS AND REGISTRARS

The transfer of the Company’s common shares is managed by Computershare Investor Services. The register of transfers for the common shares of the Company is located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9.

18.	MATERIAL CONTRACTS

During the year ended December 31, 2018, the Company entered into a scheme implementation deed to acquire all of the issued ordinary shares of Beadell, a gold mining company that was listed on the Australian Securities Exchange, which owned Tucano. In connection with the acquisition of Beadell, the Company also entered into the MACA Agreement. The terms of each of these agreements are described in the above section 3.C “Significant Acquisitions”.

The Company is not at present party to any other material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent or that are otherwise required to be filed under Section 12.2 of National Instrument 51-102.

19.	INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

KPMG LLP

KPMG LLP is the external auditor of the Company and reported on the Company’s audited financial statements for the years ended December 31, 2019 and 2018 filed on SEDAR.

Golder Associates Inc.

The information in the Coricancha section of the AIF is based on the technical report entitled “Technical Report Summarizing the Preliminary Economic Assessment of the Coricancha Mine Complex”, dated July 13, 2018. The Technical Report was submitted by Golder Associates Inc. as Report Assembler of the work prepared by or under the supervision of the following Qualified Persons named as authors: Ronald Turner, MAusIMM CP(Geo); Daniel Saint Don, P. Eng.; and Jeffrey Woods, P.E.

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RPA

The information in the technical report on the 2019 Mineral Resources and Mineral Reserves of Tucano, Amapá State, Brazil, dated March 25, 2020. The Technical Report was submitted by RPA as Report Assembler of the work prepared by or under the supervision of the following Qualified Persons named as authors: Reno Pressacco, M.Sc. (A), P. Geo., Jason J. Cox, P. Eng., and Goran Andric, P. Eng.

Fernando A. Cornejo, M.Eng., P. Eng.

Fernando A. Cornejo authored the the March 25, 2020 technical report under NI 43-101 on the 2019 Mineral Resources and Mineral Reserves of Tucano, Amapá State, Brazil of Great Panther.

Neil Hepworth, M.Sc., C. Eng., MIMMM

Neil Hepworth authored the the March 25, 2020 technical report under NI 43-101 on the 2019 Mineral Resources and Mineral Reserves of Tucano, Amapá State, Brazil of Great Panther.

Marcelo Antonio Batelochi, MAusIMM

Marcelo Antonio Batelochi authored the the March 25, 2020 technical report under NI 43-101 on the 2019 Mineral Resources and Mineral Reserves of Tucano, Amapá State, Brazil of Great Panther.

Robert F. Brown, P. Eng.

Robert F. Brown authored the February 28, 2019 technical report under NI 43-101 on the Topia Mine Mineral Resource Estimates, the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020 and the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico”, dated March 27, 2020. Robert Brown was the VP Exploration of the Company from September 2007 until December 2016, and returned to the Company as Exploration consultant.

Mohammad Nourpour, P. Geo.

Mohammad Nourpour authored the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, San Ignacio Mine, Guanajuato State, Mexico”, dated March 17, 2020 and the NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine, Guanajuato State, Mexico”, dated March 27, 2020.

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To the Company’s knowledge, each of the aforementioned firms or persons did not hold more than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

Based on information provided by the relevant persons, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Entity under all relevant US professional and regulatory standards.

20.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2019 which may be obtained upon request from Great Panther’s head office, or may be viewed on the Company’s website (www.greatpanther.com) or on the SEDAR website under the issuer’s profile (www.sedar.com).

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SCHEDULE “A” CHARTER OF THE AUDIT COMMITTEE

GREAT PANTHER MINING LIMITED (the "Company")

CHARTER OF THE AUDIT COMMITTEE

1. Mandate

The mandate of the Audit Committee (the "Committee") of the board of directors (the "Board") of the Great Panther Mining Limited (the “Company”) is to:

a.	assist the Board in fulfilling its oversight responsibilities in respect of:

i.	the quality and integrity of the Company's financial statements, financial reporting processes and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

ii.	ensuring the independence and qualifications of the Company's external auditors and appointing the external auditor;

iii.	requiring the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and that the External Auditor provide a plan for the orderly transition of audit engagement team members;

iv.	the review of the periodic audits performed by the Company's external auditors and the Company's internal accounting department; and

v.	management’s development and implementation of policies and processes in respect of accounting and financial reporting matters

vi.	overseeing the non-audit services provided by the independent auditor;

vii.	reviewing with management management’s evaluation of the effectiveness of internal controls; and

viii.	assessing the Company’s enterprise risk management framework.

b.	provide and establish open channels of communication between the Company's management, internal accounting department, external auditor and directors;

c.	oversight of all filings and disclosure documents required to be prepared by the Company pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Company;

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d.	review and confirm the adequacy of procedures for the review of all public disclosure of financial information extracted or derived from the Company's financial statements, and to periodically assess the adequacy of those procedures; and

e.	establish procedures for:

i.	the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns about questionable accounting or auditing practices; and

ii.	the confidential, anonymous submission by employees of the Company of such complaints or concerns.

The Committee will primarily fulfil its mandate by performing the duties set out in Section 7 hereof.

The Board and management of the Company will ensure that the Committee has adequate funding to fulfil its mandate.

2. Composition

The Committee will be comprised of members of the Board, the number of which will be determined from time to time by resolution of the Board, but will in no event be less than three directors. The composition of the Committee will be determined by the Board such that the membership and independence requirements set out in the rules and regulations, in effect from time to time, of any securities commissions (including, but not limited to, the Securities and Exchange Commission and the British Columbia Securities Commission) and any exchanges upon which the Company's securities are listed (including, but not limited to, the Toronto Stock Exchange and the NYSE American) are satisfied (the said securities commissions and exchanges are hereinafter collectively referred to as the "Regulators"). All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in NI 52-110 and meet the NYSE American financial literacy requirements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a “financial expert” as defined under SEC Regulation S-K.

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3. Term of Office

The members of the Committee will be appointed or re-appointed by the Board on an annual basis. Each member of the Committee will continue to be a member thereof until such member's successor is appointed, or until such member resigns or is removed by the Board. The Board may remove or replace any member of the Committee at any time. However, a member of the Committee will automatically cease to be a member of the Committee upon either ceasing to be a director of the Board or ceasing to meet the requirements established, from time to time, by any Regulators. Vacancies on the Committee will be filled by the Board.

4. Committee Chair

The Board, or if it fails to do so, the members of the Committee, will appoint a chair from the members of the Committee. If the chair of the Committee is not present at any meeting of the Committee, an acting chair for the meeting will be chosen by majority vote of the Committee from among the members present. In the case of a deadlock in respect of any matter or vote, the chair will refer the matter to the Board for resolution. The Committee may appoint a secretary who need not be a member of the Board or Committee.

The Chair of the Committee:

a.	provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

b.	chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

c.	ensures that the Committee meets as often as it deems necessary, but will not meet less than once quarterly;

d.	in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

e.	establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

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f.	acts as liaison and maintains communication with the Chair of the Board and the Board to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

g.	reports annually to the Board on the role of the Committee and the effectiveness of the Committee role in contributing to the objectives and responsibilities of the Board as a whole;

h.	ensures that the members of the Committee understand and discharge their duties and obligations;

i.	fosters ethical and responsible decision making by the Committee and its individual members;

j.	together with the Corporate Governance and Nominating Committee and its individual members ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

k.	facilitates effective communication between members of the Committee and management; and

l.	performs such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

5. Meetings

The time and place of meetings of the Committee and the procedures at such meetings will be determined, from time to time, by the members thereof, provided that:

a.	a quorum for meetings will be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other. The Committee will act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of meeting;

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b.	the Committee may meet as often as it deems necessary, but will not meet less than once quarterly;

c.	the Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing;

d.	the Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company;

e.	as part of its job to promote and foster open communication, the Committee should meet at least annually (or more frequently as required) with management, the internal auditor and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements;

f.	notice of the time and place of every meeting will be given in writing and delivered in person or by facsimile or other means of electronic transmission to each member of the Committee at least 48 hours prior to the time of such meeting; and

g.	the Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will make regular reports of its meetings to the Board, directly or through its chair, accompanied by any recommendations to the Board approved by the Committee.

6. Authority

The Committee will have the authority to:

a.	retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities;

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b.	conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities;

c.	take whatever actions it deems appropriate, in its sole discretion, to foster an internal culture within the Company that results in the development and maintenance of a superior level of financial reporting standards, sound business risk practices and ethical behaviour; and

d.	request that any director, officer or employee of the Company, or other persons whose advice and counsel are sought by the Committee (including, but not limited to, the Company’s legal counsel and the external auditors) meet with the Committee and any of its advisors and respond to their inquiries.

7. Specific Duties

In fulfilling its mandate, the Committee will, among other things:

a.	with respect to the external auditor:

i.	select the external auditors, based upon criteria developed by the Committee;

ii.	approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the external auditors;

iii.	oversee the services provided by the external auditors for the purpose of preparing or issuing an audit report or related work; and

iv.	review the performance of the external auditors, including, but not limited to, the partner of the external auditors in charge of the audit, and, in its discretion, approve any proposed discharge of the external auditors when circumstances warrant, and appoint any new external auditors. Notwithstanding any other provision of this Charter, the external auditor will be ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company, and those representatives will have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be proposed for shareholder approval);

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b.	periodically review and discuss with the external auditors all significant relationships that the external auditors have with the Company to determine the independence of the external auditors. Without limiting the generality of the foregoing, the Committee will ensure that it receives, on an annual basis, a formal written statement from the external auditors that sets out all relationships between the external auditor and the Company, and receives an opinion on the financial statements consistent with all professional standards that are applicable to the external auditors (including, but not limited to, those established by any securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants – Chartered Accountants, Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants, and those set out in the International Financial Reporting Standards as issued by the International Accounting Standards Board);

c.	evaluate, in consultation with the Company's management, internal accounting department and external auditors, the effectiveness of the Company’s processes for assessing significant risks or exposures and the steps taken by management to monitor, control and minimize such risks; and obtain, annually, a letter from the external auditors as to the adequacy of such controls

d.	in connection with its risk management function, the Committee shall periodically, and no less than once a year, consider and discuss risks and the steps management has taken to monitor and control such exposures, including the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks. These risks should include, without limitation, consideration of:

A.	management’s assessment of risks and steps taken to address significant risks or exposure;

B.	financial risks associated with investing, hedging or other financial instruments;

C.	privacy cyber security risk exposures and measures taken to protect the security and integrity of the Company’s management information systems and Company data;

D.	management’s assessment of internal control risks and exposures and steps taken by management to minimize such risks;

E.	litigation and reputational risks;

F.	climate change and carbon taxes/carbon usage restrictions risk;

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G.	the Company’s crisis management and response plans and business continuity plans (including work stoppage and disaster recovery plans); and

H.	the availability and or adequacy of insurance coverage for insurable risks.

e.	consider, in consultation with the Company's external auditors and internal accounting department, the audit scope and plan of the external auditors and the internal accounting department;

f.	coordinate with the Company's external auditors the conduct of any audits to ensure completeness of coverage and the effective use of audit resources;

g.	assist in the resolution of disagreements between the Company's management and the external auditors regarding the preparation of financial statements; and in consultation with the external auditors, review any significant disagreement between management and the external auditors in connection with the preparation of the financial statements, including management’s responses thereto;

h.	after the completion of the annual audit, review separately with each of the Company's management, external auditors and internal accounting department the following:

i.	the Company’s annual financial statements and related footnotes;

ii.	the external auditors’ audit of the financial statements and their report thereon;

iii.	any significant changes required in the external auditors’ audit plan;

iv.	any significant difficulties encountered during the course of the audit, including, but not limited to, any restrictions on the scope of work or access to required information;

v.	the Company’s guidelines and policies governing the process of risk assessment and risk management; and

i.	other matters related to the conduct of the audit that must be communicated to the Committee in accordance with the standards of any regulatory body (including, but not limited to, securities legislation and regulations, the Canadian Institute of Chartered Professional Accountants - Chartered Accountants, International Financial Reporting Standards as issued by the International Accounting Standards Board, Canadian generally accepted auditing standards, the Public Company Accounting Oversight Board (United States), and the American Institute of Certified Public Accountants);

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j.	consider and review with the Company's external auditors (without the involvement of the Company's management and internal accounting department):

i.	the adequacy of the Company’s internal controls and disclosure controls, including, but not limited to, the adequacy of computerized information systems and security;

ii.	the truthfulness and accuracy of the Company’s financial statements; and

iii.	any related significant findings and recommendations of the external auditors and internal accounting department, together with management’s responses thereto;

k.	consider and review with the Company's management and internal accounting department:

i.	significant findings during the year and management’s responses thereto;

ii.	any changes required in the planned scope of their audit plan;

iii.	the internal accounting department's budget and staffing; and

iv.	the internal auditor department’s compliance with the appropriate internal auditing standards;

l.	establish systems for the regular reporting to the Committee by each of the Company's management, external auditors and internal accounting department of any significant judgments made by management in the preparation of the financial statements and the opinions of each as to appropriateness of such judgments;

m.	review (for compliance with the information set out in the Company's financial statements and in consultation with the Company's management, external auditors and internal accounting department, as applicable) all filings made with Regulators and government agencies, and other published documents that contain the Company’s financial statements before such filings are made or documents published (including, but not limited to:

i.	any certification, report, opinion or review rendered by the external auditors;

ii.	any press release announcing earnings (especially those that use the terms "pro forma", "adjusted information" and "not prepared in compliance with generally accepted accounting principles"); and

iii.	all financial information and earnings guidance intended to be provided to analysts, the public or to rating agencies);

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n.	prepare and include in the Company’s annual proxy statement or other filings made with Regulators any report from the Committee or other disclosures required by all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company;

o.	review with the Company's management:

i.	the adequacy of the Company's insurance and fidelity bond coverage, reported contingent liabilities and management’s assessment of contingency planning;

ii.	management’s plans in respect of any changes in accounting practices or policies and the financial impact of such changes;

iii.	any major areas in that, in management’s opinion, have or may have a significant effect upon the financial statements of the Company; and

iv.	any litigation or claim (including, but not limited to, tax assessments) that could have a material effect upon the financial position or operating results of the Company;

p.	annually review the Company’s directors’ and officers’ third-party liability insurance to ensure adequacy of coverage.

q.	The Committee shall periodically, and no less than once a year, consider and discuss the Company’s legal and ethics compliance matters. The Committee should meet at least once a year with the Company’s legal counsel to discuss these matters. These matters should include, without limitation, consideration of:

(i)	legal and regulatory compliance matters that could have a material impact on the Company’s business, operations or financial statements;

I.	the effectiveness of the Company’s disclosure controls and procedures in ensuring compliance by the Company with securities law and stock exchange disclosure requirements; and

J.	an annual review of the appropriateness and effectiveness of the Company’s compliance policies.

r.	at least annually, review with the Company’s legal counsel and accountants all legal, tax or regulatory matters that may have a material impact on the Company’s financial statements, operations and compliance with applicable laws and regulations;

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s.	review and update periodically a Code of Business Conduct and Ethics for the directors, officers and employees of the Company; and review management’s monitoring of compliance with the Code of Ethics and Business Conduct;

t.	review and update periodically the procedures for the receipt, retention and treatment of complaints and concerns by employees received by the Company regarding accounting, internal accounting controls or auditing matters, including, but not limited to, concerns regarding questionable accounting or auditing practices;

u.	consider possible conflicts of interest between the Company's directors and officers and the Company; and approve for such parties, in advance, all related party transactions;

v.	review policies and procedures in respect of the expense accounts of the Company's directors and officers, including, but not limited to, the use of corporate assets;

w.	review annually and update this Charter and recommend any proposed changes to the Board for approval, in accordance with the requirements of all applicable federal, provincial and state securities legislation and the rules and regulations of Regulators having jurisdiction over the Company; and

perform such other functions, consistent with this Charter, the Company’s constating documents and governing laws, as the Committee deems necessary or appropriate.

Last presented by the Committee for review and approval to, and so approved by, the Board of Directors on October 29, 2019 (previously on October 29, 2017).

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